MANAGEMENT'S
DISCUSSION
AND ANALYSIS

10	A. HOW WE REPORT OUR RESULTS	50	I. CAPITAL AND LIQUIDITY MANAGEMENT
		50	1. Capital
11	B. OVERVIEW	53	2. Capital Adequacy
11	1. Strategy	54	3. Shareholder Dividends
14	2. Financial Objectives	55	4. Principal Sources and Uses of Funds
14	3. Sustainability Plan	56	5. Liquidity
15	4. Acquisitions and Other
		57	J. RISK MANAGEMENT
16	C. FINANCIAL SUMMARY	57	1. Risk Management Framework
		58	2. Risk Governance
17	D. PROFITABILITY	59	3. Risk Universe
		59	4. Risk Appetite
20	E. GROWTH	60	5. Risk Management Policies
20	1. Sales, Gross Flows and Value of New Business	60	6. Risk Management Process
21	2. Assets Under Management	60	7. Three Lines of Defence
		61	8. Risk Culture and Philosophy
22	F. FINANCIAL STRENGTH	62	9. Risk Categories

24	G. PERFORMANCE BY BUSINESS GROUP	85	K. ADDITIONAL FINANCIAL DISCLOSURE
24	1. Canada	85	1. Selected Annual Information
28	2. U.S.	85	2. Items related to Statement of Operations
32	3. Asset Management	88	3. Items related to Statement of Financial Position
37	4. Asia	89	4. Fourth Quarter 2022 Profitability
42	5. Corporate	91	5. Fourth Quarter 2022 Growth
		92	6. Previous Quarters
43	H. INVESTMENTS
43	1. Investment Profile	94	L. NON-IFRS FINANCIAL MEASURES
43	2. Debt Securities
45	3. Equities	103	M. ACCOUNTING AND CONTROL MATTERS
45	4. Mortgages and Loans	103	1. Critical Accounting Policies and Estimates
47	5. Derivatives	109	2. Changes in Accounting Policies
49	6. Investment Properties	111	3. Disclosure Controls and Procedures
49	7. Impaired Assets
49	8. Asset Default Provision	112	N. LEGAL AND REGULATORY PROCEEDINGS

		112	O. FORWARD-LOOKING STATEMENTS

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 9

Management's Discussion and Analysis
February 8, 2023

A. How We Report Our Results
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2022, Sun Life had total assets under management ("AUM") of $1.33 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). In this management's discussion and analysis ("MD&A"), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2022 and the information contained in this document is in Canadian dollars.

Where information at and for the year ended December 31, 2022 is not available, information available for the latest period before December 31, 2022 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards ("IFRS") and the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively), and this MD&A document.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section L - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package that are available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2022. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to section J - Risk Management - 9 - Risk Categories - vii - Other Risks - Risks relating to the COVID-19 pandemic in this document.
10 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

B. Overview
Sun Life is a leading international financial services organization providing a diverse range of asset management, wealth, insurance, and health solutions to individual and institutional Clients. We have four business pillars: Asset Management, Canada, U.S. and Asia.

1. Strategy
Our strategy places the Client at the centre of everything we do. Our enterprise strategy, as described below, reflects both our priorities and our diversified business mix. We believe by effectively executing on our strategy, we can fulfill our Purpose, create a positive impact for our Clients, and achieve our goal to be a leader in each of our four pillars.

Purpose and Ambition
Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

We seek to provide outstanding value and impact for our Clients in three ways:

Driving positive financial actions by:
•Helping Clients build and protect their wealth.
•Providing quality products and solutions that meet the needs of our Clients.
•Delivering timely and expert advice through consistently superior Client experiences.

Delivering solid long-term Client investment returns by:
•Leveraging our collective expertise to make better investment decisions.
•Sourcing broad investment capabilities to serve global Client needs.
•Actively engaging with our Clients to think and act sustainably.

Driving positive health actions by:
•Being a trusted payer of benefits.
•Helping Clients access, navigate, manage, and receive the care they need.
•Improving health outcomes, including physical and mental well-being, by providing health solutions.

Our Ambition is "to be one of the best asset management and insurance companies in the world". We aim to achieve our ambition by maintaining our balanced business mix and leading positions across our pillars, delivering on our Purpose and Client Impact strategy, and focusing on strong execution to meet our medium-term financial objectives(1)(2):
•Underlying Earnings Per Share growth: 8-10%.
•Underlying Return on Equity: 16%+.
•Underlying Dividend Payout Ratio: 40%-50%.

(1)For more information about our medium-term financial objectives, see section B - Overview - 2 - Financial Objectives in this document. Underlying earnings per share, underlying ROE and underlying dividend payout ratio are Non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document.
(2)Our medium-term financial objectives following the adoption of IFRS 17 and IFRS 9 remain consistent for underlying earnings per share and underlying dividend payout ratio. Our underlying ROE medium-term financial objective will change to 18%+ following the adoption of both standards, an increase from 16%+ prior to transition. We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change. For more information, see Section J - Risk Management - 9 - Risk Categories - vii - Other Risks in this document.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 11

Our Four Pillars
Our four pillars define the businesses and markets in which we operate. In each of these pillars, we focus on creating value and positively impacting our Clients through businesses that have strong growth prospects, favourable return on equity ("ROE"), and strong capital generation in attractive global markets. We are well-positioned across each of our pillars.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
We deliver value and drive positive Client impact through our offering of quality investment products:
•MFS Investment Management ("MFS") is a long-standing premier active investment manager offering a comprehensive set of asset management products and services to retail and institutional investors around the world.
•SLC Management is an institutional investment manager delivering alternative fixed income, private credit, infrastructure and global real estate solutions to institutional investors.

Canada: A leader in health, wealth, and insurance
We deliver value and impact to over 6.6 million Clients via our group and individual businesses, helping Clients achieve lifetime financial security and live healthier lives by:
•Providing a wide range of asset management, wealth, health and protection solutions to retail Clients.
•Continuing to build a health business that focuses on helping Canadians live healthy lives, both as a major provider of group benefits and through a growing focus on innovative products and services that lead to better health outcomes.
•Remaining a market leader in group retirement services in the workplace, including defined contribution pensions, and defined benefit pension de-risking.

U.S.: A leader in health and benefits
We have deep expertise in the health care market, and help our Clients get the coverage they need while improving health outcomes. We are:
•The largest independent medical stop-loss provider in the U.S., offering protection against large medical claims for employers who self-insure their employee health plans and health care navigation services to help members improve outcomes.
•The second largest dental benefits provider in the U.S.(1), serving more than 37 million members(2) through government programs and commercial group dental and vision solutions for employers of all sizes.
•A top ten group life and disability provider in the U.S., offering a broad portfolio of group insurance products and services, as well as turnkey risk management solutions for health plans and other insurance carriers.

Asia: A regional leader focused on fast-growing markets
We are well-positioned in growing markets in Asia, with operations in key ASEAN markets (Philippines, Vietnam, Indonesia, and Malaysia), Hong Kong, India, China, and High-Net-Worth ("HNW") (International and Singapore). These markets account for approximately 65% of Asia’s GDP with high potential for future growth(3). We are:
•A provider of individual life and health insurance that delivers Client value across all of our markets.
•A provider, in select markets, of asset management and group retirement products and services.
•Among the global leaders in providing life insurance solutions to HNW Clients.

Our Client Impact Strategy
Our Client Impact strategy has seven areas of focus that we are pursuing across our four pillars. These areas of focus define how we compete in our markets, extend our competitive advantages, fulfill our Purpose and support our ambition to be one of the best asset management and insurance companies in the world.

Client Impact: Our Clients are at the centre of everything we do. Whether it is helping to navigate health concerns, save and plan for retirement or provide financial security for their families, our focus is on the positive impact we have on our Clients' lives. We believe this allows us to develop and offer the right solutions and experiences, build lasting and trusted Client relationships, and create value for Clients that also deliver better business outcomes for Sun Life. We are committed to helping Clients by driving positive health and financial actions, and delivering solid long-term investment returns.

Distribution Excellence: We have established an omni-channel approach to distribution that makes it easier for Clients to do business with us across all markets. To excel at distribution, we prioritize exceptional service, connecting with our Clients when and how they want to engage, and providing personalized and holistic solutions. We are focused on meeting our Clients' needs by being an exceptional distribution partner that empowers our advisors and partners to harness digital solutions to provide seamless Client experiences.

Digital Leadership: We are accelerating our digital, data and analytics capabilities and seek to think and act like a digital company. Our Digital Enterprise strategy brings our businesses and technology teams closer together and transforms how we work. Business and technology are working together in an agile way to deliver digital experiences, products, and solutions that meet our Clients’ needs and drive positive outcomes. We continue to adopt Client-centric solutions that incorporate our Clients’ perspectives in every stage of their lives, creating long-term relationships.

Our Digital Enterprise strategy is focused on:
•Creating deep Client relationships enabled by leading digital capabilities and analytics.
•Delivering personalized Client experiences harnessing our data to provide insights.
•Evolving how we work together to drive faster decisions that are made closer to the Client.

(1)Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.
(2)Includes members who also have a Sun Life Group coverage.
(3)Source: International Monetary Fund, 2022.
12 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Discipline: Our strategy is underpinned by a continued commitment to strong financial performance and risk management, coupled with a focus on capital management. Sustained focus across these areas support our medium-term financial objectives and our aim of top quartile total shareholder returns. Specific areas of focus include:
•Delivering strong, stable earnings growth and disciplined expense management.
•Managing our capital to protect our policyholders and to maintain strong financial flexibility, to generate shareholder value.
•Disciplined investment and a programmatic M&A(1) approach focused on building scale and capabilities to drive future growth.

Sustainability Driven: Sustainability is essential to our long-term business success. We embed sustainability into our strategy, culture, and operations, to drive meaningful social and economic outcomes for our Clients, employees, advisors, investors and communities. We believe our actions will contribute to a healthier, more financially resilient, environmentally secure, and economically prosperous world. See Section B - Overview - 3 - Sustainability Plan in this document for more information about our approach to sustainability.

Empowered People and Inclusive Culture: Delivering on our strategy will require us to attract, retain, and develop the best talent, and to empower our people to drive results. It will also require us to preserve and strengthen our strong culture of Client focus, integrity, collaboration and inclusivity. Specifically, our focus is to:
•Empower employees and advisors to take action, make decisions, and be accountable.
•Develop talent that combines strong leadership skills with technological savvy, to support our transformation to a leading digital organization.
•Maintain momentum on our diversity, equity and inclusion (“DE&I”) commitment, embedding DE&I into our decision-making to reflect our values.
•Design our Future of Work with intent, offering employees choice and flexibility in how and where we work.
•Be the employer of choice for top talent.

Trusted Brand: Preserving our long standing reputation of being a trusted brand is paramount in an increasingly complex and digitized world. Over the last 150 years, we have built and enjoyed strong, trusted relationships with our Clients in all Sun Life markets and through our distribution partnerships. Our brand informs the differentiated Sun Life experiences we create, the products and service experiences we deliver, and the culture we live by, to achieve our Purpose. Our forward-looking brand strategy will maintain focus on future competitive advantage and brand appeal with both new and existing Clients.

Key Strategic Priorities
Together with the strong foundation of our four pillars and key strategic areas of focus, our strategy emphasizes four key strategic priorities to accelerate growth and improve competitive positioning:
1.Think and act like a digital company.
2.Realize synergies between asset management and insurance businesses.
3.Build scale and capabilities through M&A and strategic partnerships.
4.Deliver on our health strategy in Canada, the U.S., and Asia.

We believe we are well-positioned to execute on each of these strategic priorities and that by doing so we will create positive Client Impact.

Our balanced four pillars, holistic Client Impact strategy, and focus on our strategic priorities combine elements that have been core to our success. Looking ahead, we are confident that our strategy will allow us to deliver on our Purpose, drive positive Client outcomes, create meaningful value for our shareholders, and support our ambition to be one of the best asset management and insurance companies in the world.

(1)Mergers & Acquisitions ("M&A").
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 13

2. Financial Objectives
Our medium-term financial objectives are outlined as follows:

Measure(1)(2)	Medium-term financial objectives(3)	5-Year(4)	2022 results
Underlying EPS growth Growth in EPS reflects the Company's focus on generating sustainable earnings for shareholders.	8%-10%	9%	4%
Underlying Return on Equity ("ROE") ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	16%+	14.7%	15.1%
Underlying dividend payout ratio Payout of capital versus shareholder value, based on underlying net income.	40%-50%	41%	44%

(1)Underlying earnings per share ("EPS"), underlying ROE and underlying dividend payout ratio are non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document. Underlying dividend payout ratio represents the ratio of common shareholders' dividends to diluted underlying EPS. See section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this document for further information regarding dividends.
(2)Our medium-term financial objectives following the adoption of IFRS 17 and IFRS 9 remain consistent for underlying earnings per share and underlying dividend payout ratio. Our underlying ROE medium-term financial objective will change to 18%+ following the adoption of both standards, an increase from 16%+ prior to transition. We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change. For more information, see Section J - Risk Management - 9 - Risk Categories - vii - Other Risks in this document.
(3)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in section O - Forward-looking Statements - Medium-Term Financial Objectives.
(4)Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using an average.

In the year and over the medium-term, we have performed well against our medium-term financial objectives in a challenging operating environment reflecting economic and geopolitical uncertainties and global health concerns.

3. Sustainability Plan

Our sustainability plan is aligned directly with our Purpose of helping our Clients achieve lifetime financial security and live healthier lives, and is integrated into our enterprise strategy. We focus on three areas where we have the greatest opportunity to have a positive impact on society, while creating a competitive advantage for our business.

Increasing Financial Security: We provide Clients and employees with innovative solutions and services that increase their lifetime financial security. We empower and educate Clients to take positive financial action, improving access to and use of wealth and protection products, helping to build long-term wealth and close insurance coverage gaps.

Fostering Healthier Lives: We offer Clients and employees products, services and tools to help them live healthier lives. We positively impact health and wellness outcomes in society through our focus on increasing access to health care and health and disability insurance. Our investments in community health complement these efforts.

Advancing Sustainable Investing: We aspire to deliver sustainable returns for our Clients and drive the transition to a low-carbon, inclusive economy. We embed ESG factors in our investment processes, offering Clients sustainable investing opportunities. In addition, we invest our own assets in ways that support a low-carbon and more inclusive economy.

Our sustainability plan builds from our foundation as a Trusted and Responsible Business. We prioritize foundational sustainability considerations that are important to stakeholders: climate change, diversity, equity & inclusion, data security & privacy, talent management, governance & ethics, risk management, and reporting & disclosure. We recognize climate change as one of the defining issues of our time and commit to working together across industries, with our Clients, investees and other stakeholders to contribute to solving this global challenge. We are committed to the goal of achieving net zero greenhouse gas emissions by 2050, for our operations and investments.

Our sustainability plan is guided by the United Nations Sustainable Development Goals ("SDGs"). We focus primarily on supporting the five SDGs where we believe we can have the greatest impact. These are: #3 Good health & well-being, #5 Gender equality, #7 Affordable and clean energy, #8 Decent work and economic growth and #13 Climate action.

For additional information on our sustainability plan and recent progress, refer to www.sunlife.com/sustainability and the headings "2022 Highlights" throughout section G - Performance by Business Segment in this document. For more information on our approach to climate change, refer to the heading "Environmental and Social Risk Section" in section J - Risk Management - 9 - Business and Strategy Risks of this document, which includes our disclosure based on the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD").

14 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

4. Acquisitions and Other
The following developments occurred since January 1, 2022. Additional information concerning acquisitions and dispositions is provided in our 2022 Annual Consolidated Financial Statements.

On April 5, 2022, we announced an expansion to our existing bancassurance partnership with PT Bank CIMB Niaga Tbk ("CIMB Niaga") in Indonesia, which also extends our existing agreement by six years to 2039. Under the new agreement, for a term of 15 years effective January 2025, Sun Life will be the provider of insurance solutions to CIMB Niaga customers across all distribution channels, accelerating our growth ambitions in the country.

On June 1, 2022, we completed the acquisition of DentaQuest Group, Inc. ("DentaQuest"), the second-largest dental benefits provider in the U.S,(1) for approximately $3.3 billion (US$2.6 billion). DentaQuest is included in our U.S. business segment as part of the new “Dental” business unit, along with our existing dental and vision business, formerly within Group Benefits. DentaQuest is the largest provider of U.S. Medicaid dental benefits, with growing Medicare Advantage, commercial, and U.S. Affordable Care Act exchange businesses. The acquisition advances our strategy of being a leader in health and benefits in the U.S. while contributing to fee-based earnings and businesses which generate higher ROE.

On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group") for approximately $385 million (£248 million). Sun Life UK manages life and pension policies as well as payout annuities for UK Clients. Sun Life UK is closed to new sales and has operated as a run-off business since 2001. Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty. Phoenix Group is the UK's largest long-term savings and retirement business, with £270 billion(2) of assets under administration and approximately 13 million customers. As part of the sale, we will establish a long-term partnership to become a strategic asset management partner to Phoenix Group. Our asset management companies, MFS and SLC Management, will continue to manage approximately $9 billion of Sun Life UK's general account upon the close of the sale. In addition, Phoenix Group has set a goal to invest approximately US$25 billion in North American public and private fixed income and alternative investments over the next five years. MFS and SLC Management will be material partners to Phoenix Group in achieving this goal. In Q3'22, we recognized an impairment charge of $170 million
(£108 million) pertaining to the attributed goodwill that is not expect to be recovered for through the sale. The transaction is expected to close in the first half of 2023, subject to regulatory approvals and customary closing conditions.

Subsequent Events
For additional information, refer to Note 28 of our 2022 Annual Consolidated Financial Statements.

On January 20, 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"). Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers, helping to fulfill their savings and protection needs at different life stages. This is Sun Life's first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of over 2,500 expert insurance advisors. Hong Kong is a thriving life insurance hub in Asia and bancassurance is a key distribution channel, accounting for more than 50% of the life insurance distribution mix. Following the completion of regulatory processes and approvals, distribution of Sun Life products is anticipated to start in July 2023.

On February 1, 2023, we completed the acquisition of a 51%(3) interest in Advisors Asset Management, Inc. ("AAM"), a leading independent U.S. retail distribution firm. AAM provides access to U.S. retail distribution for SLC Management, Sun Life's institutional fixed income and alternatives asset manager. This allows SLC Management to meet the growing demand among U.S. HNW investors for alternative assets. AAM provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers, overseeing US$40.5 billion (approximately C$55 billion) in assets as at December 31, 2022, with 10 offices across nine U.S. states.

On February 1, 2023, we completed the sale of our sponsored markets business from Sun Life Assurance Company of Canada ("SLA"), a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company ("Canadian Premier"). Sponsored markets include a variety of association & affinity, and group creditor clients.

(1)Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.
(2)As at June 30, 2022.
(3)On a fully diluted basis.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 15

C. Financial Summary

($ millions, unless otherwise noted)
Profitability	2022	2021
Net income (loss)
Reported net income (loss) - Common shareholders	3,060	3,934
Underlying net income (loss)(1)	3,674	3,533
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	5.21	6.69
Underlying EPS (diluted)(1)	6.27	6.03
Reported basic EPS ($)	5.22	6.72
Return on equity ("ROE") (%)
Reported ROE(1)	12.5%	17.1%
Underlying ROE(1)	15.1%	15.4%

Growth	2022	2021
Sales
Insurance sales(1)	4,321	3,674
Wealth sales and asset management gross flows(1)	204,113	228,408
Value of new business ("VNB")(1)	1,253	1,346
Assets under management(1)
General fund assets	205,614	205,374
Segregated funds	125,292	139,996
Other AUM(1)	994,953	1,099,358
Total AUM(1)	1,325,859	1,444,728

Financial Strength	2022	2021
LICAT ratios(2)
Sun Life Financial Inc.	130%	145%
Sun Life Assurance(3)	127%	124%
Financial leverage ratio(1)(4)	25.1%	25.5%
Dividend
Dividend payout ratio(1)	44%	38%
Dividends per common share ($)	2.760	2.310
Capital
Subordinated debt(4)	6,676	6,425
Innovative capital instruments(5)	200	200
Participating policyholders' equity	1,837	1,700
Non-controlling interest equity	90	59
Preferred shares and other equity instruments	2,239	2,239
Common shareholders' equity(6)	25,211	24,075
Total capital(4)	36,253	34,698
Weighted average common shares outstanding for basic EPS (millions)	586	586
Closing common shares outstanding (millions)	586	586

(1)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(2)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(3)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(4)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(5)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in this document.
(6)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

16 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

D. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. The table also sets out the impacts that other notable items had on reported net income and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income.

($ millions, after-tax)	2022	2021
Reported net income - Common shareholders	3,060	3,934
Less: Market-related impacts(1)	(410)	627
Assumption changes and management actions(1)	62	74
Other adjustments(1)(2)	(266)	(300)
Underlying net income(3)	3,674	3,533
Reported ROE(3)	12.5%	17.1%
Underlying ROE(3)	15.1%	15.4%
Experience-related items attributable to reported and underlying net income(3)(4)
Impacts of investment activity on insurance contract liabilities ("investing activity")	247	144
Credit	81	114
Mortality	(97)	(111)
Morbidity	141	39
Lapse and other policyholder behaviour ("policyholder behaviour")	(30)	(31)
Expenses	22	(170)
Other experience	(71)	(56)
Total of experience-related items(3)(4)	293	(71)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures L - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(4)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

2022 vs. 2021
Reported net income of $3,060 million decreased $874 million or 22%, reflecting unfavourable market-related impacts, a prior year gain on the IPO of our India asset management joint venture, a $170 million charge related to the sale of Sun Life UK(1) and DentaQuest acquisition and integration costs, partially offset by fair value changes on MFS'(2) share-based payment awards and the impact of the Canada Tax Rate Change(3).

Underlying net income of $3,674 million(4) increased $141 million or 4%, driven by business growth and experience in protection and health, contribution from the DentaQuest acquisition, and lower incentive compensation expenses. This was partially offset by lower wealth and asset management earnings reflecting declines in global equity markets, a higher effective tax rate compared to prior year and lower available-for-sale ("AFS") gains.

Foreign exchange translation led to an increase of $67 million and $52 million in reported net income and underlying net income, respectively.

1.Market-related impacts
Market-related impacts resulted in a decrease of $410 million to reported net income (2021 - an increase of $627 million), reflecting interest rate movements and lower equity markets, partially offset by an increase in the value of real estate investments. See section L - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

(1)On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group"). In Q3'22, we recognized an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the sale ("sale of Sun Life UK"). For more details, see section B - Overview - 4 - Acquisitions and Other in this document.
(2)MFS Investment Management ("MFS").
(3)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in Assumption changes and management actions ("ACMA") and Other adjustments. Refer to section D - Profitability - 5 - Income taxes in this document for more information.
(4)Refer to section L - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 17

2.Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

The net impact of ACMA was an increase of $62 million to reported net income (2021 - an increase of $74 million). See section L - Non-IFRS Financial Measures in this document for more details.

Assumption Changes and Management Actions by Type
The following table sets out the impacts of ACMA on our reported net income in 2022.

As at December 31, 2022
($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality / morbidity	90	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services ("GRS") in Canada offset partially by adverse morbidity impacts in Sun Life Health in Canada.
Policyholder behaviour	(65)	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was an adverse lapse impact in Vietnam in Asia.
Expenses	(11)	Updates to reflect expense experience.
Investment returns	(10)	Updates to various investment-related assumptions.
Model enhancements and other	58	Various enhancements and methodology changes.
Total impacts on reported net income(2)	62

(1)ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)In this table, ACMA represents the shareholders' reported net income impacts (after-tax) including management actions. In Note 10.A of our 2022 Consolidated Financial Statements for the period ended December 31, 2022, the impacts of method and assumptions changes represents the change in shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section L - Non-IFRS Financial Measures in this document.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and Note 10 of our 2022 Annual Consolidated Financial Statements.

3.Other adjustments
Other adjustments decreased reported net income $266 million (2021 - a decrease of $300 million), reflecting a $170 million charge related to the sale of Sun Life UK(1), DentaQuest acquisition and integration costs, an increase in SLC Management's acquisition-related liabilities(2) and a charge reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business, partially offset by fair value changes on MFS' share-based payment awards, an increase in the value of deferred tax assets related to the Canada Tax Rate Change(3), and a gain on the sale-leaseback of the Wellesley office in the U.S.

4. Experience-related items
The notable experience-related items, which impact current year reported and underlying net income, are as follows:
•Favourable investing activity gains across the businesses;
•Favourable credit across the businesses;
•Unfavourable mortality which primarily included COVID-19-related experience;
•Favourable morbidity driven by U.S. medical stop-loss;
•Unfavourable policyholder behaviour primarily in Asia;
•Favourable expense experience, driven by lower corporate expenses and incentive compensation costs; and
•Unfavourable other experience reflecting higher project spend.

(1)On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group"). In Q3'22, we recognized an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the sale ("sale of Sun Life UK"). For more details, see section B - Overview - 4 - Acquisitions and Other in this document.
(2)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(3)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section D - Profitability - 5 - Income taxes in this document for more information.
18 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

5.Income taxes
The effective tax rate is impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.
On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada. This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. The increase was comprised of after-tax income of $22 million ($31 million pre-tax) in ACMA in Canada, and income of $115 million on the remeasurement of deferred tax assets, partially offset by the impact of the retroactive increase in the tax rate of $10 million in Canada and Corporate in Other adjustments.

The effective tax rates on reported net income and underlying net income(1) were 15.8% and 16.8%, respectively (2021 - 14.3% and 13.5%, respectively). In 2022, the effective tax rate on underlying net income was within our expected range of 15% to 20%. In 2021, the effective tax rate on underlying net income was slightly below the expected range primarily due to higher tax-exempt investment income and resolutions of prior years' tax matters. For additional information, refer to Note 20 of our 2022 Annual Consolidated Financial Statements.

6.Impacts of foreign exchange translation
We operate in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which generates the most significant impact of foreign exchange translation, over the past four quarters and two years.

Exchange rate	Quarterly				Full year
	Q4'22	Q3'22	Q2'22	Q1'22	2022	2021
U.S. Dollar - Average	1.358	1.304	1.276	1.267	1.301	1.254
U.S. Dollar - Period end	1.355	1.383	1.287	1.250	1.355	1.263

The relative impacts of foreign exchange translation in any given period are driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. In general, net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. We generally express the impacts of foreign exchange translation on net income on a year-over-year basis.

The impacts of foreign exchange translation led to an increase of $67 million and $52 million in reported net income and underlying net income, respectively.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 20 in our 2022 Consolidated Financial Statements for the period ended December 31, 2022. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section L - Non-IFRS Financial Measures in this document, and the associated income tax expense.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 19

E. Growth
1. Sales, Gross Flows and Value of New Business

($ millions)	2022	2021
Insurance sales by business segment(1)
Canada	1,029	852
U.S.	1,948	1,564
Asia	1,344	1,258
Total insurance sales(1)	4,321	3,674
Wealth sales and gross flows by business segment(1)
Canada	20,092	19,854
Asia	11,140	15,491
Total wealth sales	31,232	35,345
Asset Management gross flows(1)	172,881	193,063
Total wealth sales and asset management gross flows(1)	204,113	228,408
Value of New Business(1)	1,253	1,346

(1)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.

Total insurance sales increased $647 million or 18% from prior year ($548 million or 15%(1), excluding foreign exchange translation).
•Canada insurance sales increased 21%,driven by large case group benefits sales in Sun Life Health.
•U.S. insurance sales increased 18%(1), driven by growth in dental(2) and employee benefit sales partially offset by lower medical stop-loss sales.
•Asia insurance sales increased 8%(1), driven by higher sales in India, Vietnam, the Philippines, Singapore and Malaysia, partially offset by lower sales in Hong Kong and International.

Total wealth sales and asset management gross flows decreased $24,295 million or 11% from prior year ($29,330 million or 13%(1), excluding foreign exchange translation).
•Canada wealth sales were in line with prior year as higher defined contribution(3) sales in GRS were mostly offset by lower individual wealth sales.
•Asia wealth sales decreased 26%(1), reflecting lower sales in India, Hong Kong and the Philippines.
•Asset Management gross flows decreased 13%(1), reflecting lower retail gross flows in MFS and lower institutional gross flows in SLC Management.

Total VNB of $1,253 million decreased 7% from prior year, driven by lower wealth sales.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.
(2)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
(3)Defined contribution sales include retained business sales.
20 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and other AUM, which is comprised of other third-party assets managed by the Company.

($ millions)	2022	2021
Assets under management(1)
General fund assets	205,614	205,374
Segregated funds	125,292	139,996
Other assets under management(1)
Retail(2)(3)	527,617	623,611
Institutional and managed funds(2)(3)	507,673	517,591
Consolidation adjustments and other	(40,337)	(41,844)
Total other AUM(1)	994,953	1,099,358
Total assets under management(1)	1,325,859	1,444,728

(1)Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2022, these components were renamed to Retail and Institutional and managed funds. Previously, these components of Other AUM were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A.
(3)Effective October 1, 2022, the classification of a MFS fund has changed from Institutional and managed funds to Retail. Other retail and trust accounts have also been reclassified from Institutional and managed funds to Retail. Prior periods have been restated.

AUM decreased $118.9 billion or 8% from December 31, 2021, primarily driven by:
(i)unfavourable market movements on the value of segregated, retail, institutional and managed funds of $159.9 billion;
(ii)net outflows from segregated, retail, institutional and managed funds of $21.5 billion; and
(iii)Client distributions of $4.6 billion; partially offset by
(iv)an increase of $57.3 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(v)an increase of $9.5 billion from other business activities.

Segregated, retail, institutional and managed fund net outflows of $21.5 billion in 2022 were largely driven by net outflows of $43.4 billion in MFS, partially offset by net inflows of $21.5 billion in SLC Management.

Retail, Institutional and managed funds and other AUM decreased by $104.4 billion or 9% from December 31, 2021, primarily driven by:
(i)unfavourable market movements of $144.6 billion;
(ii)net outflows of $23.5 billion; and
(iii)Client distributions of $4.6 billion; partially offset by
(iv)foreign exchange translation of $57.6 billion; and
(v)other business activities of $10.7 billion.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 21

F. Financial Strength

($ millions, unless otherwise stated)	2022	2021
LICAT ratio(1)
Sun Life Financial Inc.	130%	145%
Sun Life Assurance	127%	124%
Financial leverage ratio(2)(3)	25.1%	25.5%
Dividend
Underlying dividend payout ratio(2)	44%	38%
Dividends per common share ($)	2.760	2.310
Capital
Subordinated debt(3)	6,676	6,425
Innovative capital instruments(4)	200	200
Participating policyholders' equity	1,837	1,700
Non-controlling interests	90	59
Preferred shares and other equity instruments	2,239	2,239
Common shareholders' equity(5)	25,211	24,075
Total capital(3)	36,253	34,698

(1)Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(3)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in this document.
(5)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As of December 31, 2022, SLF Inc.'s LICAT ratio was 130%, 15 percentage points lower than December 31, 2021, primarily reflecting the DentaQuest acquisition, market-related impacts and dividend payments, partially offset by reported net income, net subordinated debt issuance, net management actions and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As of December 31, 2022, Sun Life Assurance's LICAT ratio was 127%, 3 percentage points higher than December 31, 2021, primarily reflecting reported net income, net management actions and the smoothing impact of the interest rate scenario switch in North America for participating businesses, partially offset by market-related impacts and dividend payments to SLF Inc.

The Sun Life Assurance LICAT ratio at the end of 2022 and 2021 was well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2022, our total capital was $36.3 billion, an increase of $1.6 billion compared to December 31, 2021. The increase to total capital included reported net income of $3,060 million, the favourable impacts of foreign exchange translation of $934 million included in other comprehensive income (loss) ("OCI"), and the issuance of $650 million principal amount of Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures, which is detailed below. This was partially offset by net unrealized losses on AFS assets of $1,290 million, the payment of $1,614 million of dividends on common shares of SLF Inc. ("common shares"), and the redemption of $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures, which is detailed below.

Our capital and liquidity positions remain strong with a LICAT ratio of 130% at SLF Inc., a financial leverage ratio of 25.1%(1)(2) and $1.1 billion in cash and other liquid assets(1)(2) as at December 31, 2022 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies (December 31, 2021 - $4.7 billion).

(1)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(2)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
22 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Capital Transactions
On August 10, 2022, SLF Inc. issued $650 million principal amount of Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034. The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On November 23, 2022, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

During the fourth quarter, a matter related to reinsurance pricing for our U.S. In-force Management business was resolved. Sun Life recaptured the reinsurance treaty, which resulted in a net reduction to the SLF Inc. LICAT ratio of approximately two percentage points.

Financial Strength Ratings
Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.'s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2023 and January 31, 2022.

	A.M. Best	DBRS	Moody's	Standard & Poor's
January 31, 2023	A+	AA	Aa3	AA
January 31, 2022	A+	AA	Aa3	AA

Most recent rating agency actions on the financial strength rating of Sun Life Assurance:
•March 23, 2022 - Standard and Poor's ("S&P") affirmed the financial strength rating with a stable outlook.
•April 1, 2021 - Moody's affirmed the financial strength rating with a stable outlook.
•October 27, 2022 - DBRS affirmed the financial strength rating with a stable outlook.
•January 28, 2022 - A.M. Best affirmed the financial strength rating with a stable outlook.

Subsequent Events
For additional information, refer to Note 28 of our 2022 Annual Consolidated Financial Statements.

On January 20, 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"). Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers, helping to fulfill their savings and protection needs at different life stages. This is Sun Life's first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of over 2,500 expert insurance advisors. Hong Kong is a thriving life insurance hub in Asia and bancassurance is a key distribution channel, accounting for more than 50% of the life insurance distribution mix. Following the completion of regulatory processes and approvals, distribution of Sun Life products is anticipated to start in July 2023.

On February 1, 2023, we completed the acquisition of a 51%(1) interest in Advisors Asset Management, Inc. ("AAM"), a leading independent U.S. retail distribution firm. AAM provides access to U.S. retail distribution for SLC Management, Sun Life's institutional fixed income and alternatives asset manager. This allows SLC Management to meet the growing demand among U.S. HNW investors for alternative assets. AAM provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers, overseeing US$40.5 billion (approximately C$55 billion) in assets as at December 31, 2022, with 10 offices across nine U.S. states.

On February 1, 2023, we completed the sale of our sponsored markets business from Sun Life Assurance Company of Canada ("SLA"), a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company ("Canadian Premier"). Sponsored markets include a variety of association & affinity, and group creditor clients.

(1)On a fully diluted basis.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 23

G. Performance by Business Segment

Sun Life's business is well-diversified across geographies and business types, supported by our four pillar strategy and diversified offerings of wealth and insurance products.

($ millions)	2022	2021
Reported net income (loss) - Common shareholders
Canada	1,000	1,558
U.S.	586	499
Asset Management	1,141	892
Asia	515	1,075
Corporate	(182)	(90)
Total reported net income (loss) - Common shareholders	3,060	3,934
Underlying net income (loss)(1)
Canada	1,266	1,131
U.S.	728	518
Asset Management	1,204	1,346
Asia	627	586
Corporate	(151)	(48)
Total underlying net income (loss)(1)	3,674	3,533

(1)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

Our Canada business segment is a leading provider of protection, health, asset management and wealth solutions, providing products and services that deliver value to over 6.6 million Clients. We are the largest provider of benefits and pensions in the workplace, and offer a wide range of products to individuals via retail channels. We are focused on helping Canadians achieve lifetime financial security and live healthier lives.

Business Units
• Individual Insurance & Wealth	• Sun Life Health	• Group Retirement Services

2022 Highlights

Putting Client Impact at the centre of everything we do, driving positive financial and health actions and outcomes
•As part of the Net Zero Asset Manager’s(1) ("NZAM") Initiative, SLGI Asset Management Inc. supports the goal of net zero greenhouse gas ("GHG") emissions by 2050, and set out an initial target to have, by 2030, 24% of total AUM(2) to be net zero aligned or aligning(3). This will be achieved by executing on investment strategies that drive long-term sustainable outcomes while helping our Clients build wealth and secure their financial futures.
•Expanded our suite of sustainable wealth and asset management product offerings including our first green bond fund(4), which seeks to provide members a direct way to participate in the transition to a low-carbon economy and our first Shariah-based pool fund(5), which gives members an option that reflects Islamic principles.
•Created over 65,000 financial roadmaps using our Sun Life One Plan digital tool, contributing to our ambition for all Canadians to have a financial plan. We also enhanced our tools with a digital navigation portal, making it easier for Clients to track progress and build flexible scenarios into financial plans.
•Advanced our Diabetes Signature Solutions program helping address a major health concern in Canada. The program helps Canadians with type 2 diabetes get access to affordable life insurance coverage. In addition, access to a specialized diabetes clinic and wellness platform for some regions in Canada provides content to help Clients achieve their health goals.
•Recognizing that Canadians build families in different ways, Sun Life Health launched a new Family Building Program as an optional benefit that will provide plan members medical and non-medical coverage for fertility treatments, surrogacy arrangements and adoption.

(1)An international group of asset managers committed to supporting the goal of achieving net zero greenhouse gas emissions by 2050 or sooner.
(2)The target assumes the mix of AUM will not materially change.
(3)Aligning towards or aligned to a net zero pathway as defined by criteria set out in the Net Zero Investment Framework. Criteria are asset class-specific. Pathways is the term used to describe the emissions, technologies and investment trajectories that will be needed to deliver net zero. (Paris Aligned Investment Initiative. “Net Zero Investment Framework: Implementation Guide”. 2021).
(4)AlphaFixe Green Bond Fund.
(5)BlackRock MSCI ACWI Islamic Equity Index Fund.
24 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Shaping the market and driving growth
•Maintained our leading position in the group retirement market(1) with defined contribution assets under administration of over $133 billion. We extended our digital leadership in this space with innovations like our Sun Life One Plan and an enhanced mobile experience. In the pension risk transfer business, Defined Benefit Solutions, we achieved $2.1 billion in sales, assisting Canadian employers to de-risk their pension plans.
•Sun Life Health maintained its market leadership position in group benefits(2), with over $12.8 billion of business-in-force, continuing to proactively advance our focus on mental health in workplaces across Canada. We introduced Lumino Health Virtual Care’s Stress Management and Well-Being program providing members access to mental health and medical specialists 24/7.
•In Individual Wealth, broadened the product shelf, expanded distributor access, deepened advisor relationships, and attracted strong talent.
•In a challenging year for mutual fund industry net sales, SLGI Asset Management Inc. improved market share rank by six places to 9th (3). We also launched a sustainable credit private pool fund(4), providing Clients access to an alternative investment strategy.
•Recognized as one of the 2022 Best Workplaces in Canada by Great Place to Work® Canada, celebrating our commitment to our people. We maintain an equitable environment where diversity is championed, as well as offer resources and flexibility to support mental, physical and professional well-being.

Thinking and acting like a digital company
•Launched Prospr by Sun Life, a hybrid advice solution combining a best-in-class digital platform with a team of licensed advisors, to meet Canadians' personalized and holistic financial planning needs. Prospr by Sun Life makes it easier for Canadians to select, prioritize and track their financial goals all in one place.
•Launched Employee Assistance Program ("EAP") platform through Lumino Health Virtual Care. This all-in-one solution provides members access to professional support, the ability to get a personalized assessment within minutes and 24/7 access to online Cognitive Behavioural Therapy ("iCBT").
•Positively engaged Clients over 27 million times through Ella, our digital coach, an increase of 34% over prior year. Ella delivers proactive and personalized interactions to help our Clients achieve their health and financial goals.
•Made it easier for Clients to do business with us by digitally processing 93% of our retail insurance applications, 85% of retail wealth transactions and 96% of group benefits health and dental claims throughout the year.
•Introduced a new Voluntary Benefit eApp which consolidates our voluntary benefit products into a single resource, reducing the application process time for Clients by up to 50%.

Strategy and Outlook
Canada is a growth market for Sun Life. We have a unique opportunity to address health, wealth and protection holistically with our diversified products and services. We will continue to shape the market and deliver on our Purpose through an integrated approach that helps Canadians achieve lifetime financial security and live healthier lives. We aspire to achieve our strategic ambition and further our market differentiation by focusing on Client impact, enabled by digital leadership and distribution excellence. We look to incorporate sustainability into our culture and decision making to deliver a positive social impact, increase Client and employee engagement, and introduce new, innovative products. Our focus for the Canadian businesses will be to:

Advance our One Sun Client strategy
•Offer customized solutions for our Clients to help them achieve their health, wealth, and protection goals.
•Build and scale an omni-channel advice and service model to meet all Client needs and expand our reach in the market. This includes combining face-to-face advisors and best-in-class digital platforms to offer Clients flexibility to move across channels seamlessly, including direct access through self-serve platforms and capabilities.

Accelerate our wealth strategy
•Scale and accelerate SLGI Asset Management Inc. as a growth engine within Canada, empowering Clients with more convenient access to investment solutions and a holistic product suite to meet their asset management needs.
•Accelerate progress towards being the retirement income provider of choice by leveraging our scale and understanding Client goals while providing member and sponsor tools.
•Provide Clients with seamless planning, asset consolidation capabilities, and a unified experience across our wealth channels.
•Continue to be a market leader in the growing Canadian pension risk transfer market, with customized solutions to meet employers’ needs in managing and de-risking their defined benefit pension plans.

Strengthen and expand our health business
•Offer innovative solutions by leveraging our relationships with millions of group and retail Clients, to empower Canadians to act earlier to prevent and mitigate physical and mental health risks.
•To promote early intervention for mental disorders, we will engage at-risk group benefits plan members by prompting access to care through our virtual Mental Health Coach.
•Expand our virtual care options, powered by Lumino Health provider platform, to help members digitally access virtual primary care, employee assistance program, and stress management and well-being programs so that they can achieve better health outcomes, and reduce costs.
•Develop targeted insurance solutions for Canadians living with chronic conditions, for example diabetes, to improve insurability.
•Leveraging the Toronto Raptors' health and wellness experts and Sun Life's health ecosystem, we will motivate fans and communities to focus on their health and wellness through Sun Life's health offerings.

(1)Fraser Pension Universe Report, year-ended December 2021.
(2)Revenue for year ended December 2021 from 2022 Group Benefits Provider Report.
(3)ISS Market Intelligence Simfund, September 2022.
(4)Sun Life Crescent Specialty Private Pool Fund.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 25

Transform retail distribution
•Strengthen and modernize our dedicated face-to-face advice model by updating digital tools and enhancing financial planning capabilities.
•Effectively integrate our direct-to-consumer distribution channels under Prospr by Sun Life to offer Clients the flexibility to move across channels seamlessly, based on their individual needs.

Sustain financial discipline
•Enhance advisor and Client experiences and drive operational efficiencies through digital initiatives such as straight-through processing and data consolidation.
•Continue to augment predictive underwriting models, utilizing advanced data analytics and predictive modelling to enhance our Client experience with easier access to products, while minimizing underwriting risk.
•Seek low-cost, innovative opportunities focusing on capital and risk optimization.
Outlook

Our diversified business, which address Clients' needs in asset and wealth management, as well as life and health protection and multi-channel distribution, positions us well to deepen Client relationships and capture opportunities as they arise. We expect to continue to reach more Clients through investing in enhancements to our products, systems, distribution and digital capabilities. We will meet our Clients' needs by providing diverse offerings, holistic advice and a personalized plan throughout their wealth and health journeys. We are confident that our leadership position in Canada will continue to generate value and positive outcomes for Clients.

We are well positioned to manage through macroeconomic uncertainty, including equity market downturn and rising inflation and interest rates, through pricing discipline, diversified Client centric businesses, and prudent risk management.

Business Units

Business	Description	Market position
Individual Insurance & Wealth
• Provides holistic advice to individuals to help them and their families achieve lifetime financial security, and live healthier lives, leveraging a broad suite of life and health insurance and investment products.
• Products distributed via multi-channel distribution model consisting of the SLFD network(1), third-party channels, including independent brokers and broker-dealers, and direct-to-consumer.

• A leader in the market by premiums within the individual life and health market and 2nd place for Individual Critical Illness Insurance based on premiums(2)
• 2nd in fixed product sales(2) and 4th place market position by total wealth deposits and premiums(2)

Sun Life Health	• Provides Clients with personalized and on-demand digital health experiences that will empower them to take action on their health earlier, ultimately improving their health outcomes.
• Offers group insurance products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes.
• Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans.
• Products distributed by sales representatives in collaboration with independent advisors, benefits consultants and the SLFD network.
• Leading group benefits provider in Canada for the 10th consecutive year(3)
Group Retirement Services	• Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes.
• Leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans.
• Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans.
• Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors.
• Planning and asset consolidation capabilities for current and former plan members to benefit from a simplified and seamless experience with a single provider.
• Ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 20th consecutive year(4) • Ranked 2nd in the defined benefit solutions annuity market(2)

(1)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
(2)LIMRA Market Share as of Q3'22, on a year-to-date basis.
(3)Based on revenue for year ended December 2021 from 2022 Group Benefits Provider Report.
(4)Fraser Pension Universe Report, based on year-ended December 2021.

26 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Financial and Business Results

($ millions)	2022	2021
Individual Insurance & Wealth	287	911
Sun Life Health(1)	352	271
Group Retirement Services	361	376
Reported net income - Common shareholders	1,000	1,558
Less: Market-related impacts(2)	(387)	474
Assumption changes and management actions(2)	70	40
Acquisition, integration and restructuring(2)	(3)	(2)
Other(2)(3)	54	(85)
Underlying net income(4)	1,266	1,131
Reported ROE (%)(4)	12.0%	19.8%
Underlying ROE (%)(4)	15.2%	14.4%
Insurance sales(4)	1,029	852
Wealth sales(4)	20,092	19,854

(1)Effective Q4'21, we began reporting on the performance and results of Sun Life Health, which brings our Group Benefits business and Lumino Health platform together.
(2)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.

Profitability
2022 vs. 2021
Canada reported net income of $1,000 million decreased $558 million or 36%, reflecting lower equity markets and interest rate movements, partially offset by the impact of the Canada Tax Rate Change(1) and the increase in underlying net income. Prior year reported net income also included larger increases in the value of real estate investments, partially offset by a Q3'21 par allocation adjustment(2).

Underlying net income of $1,266 million increased $135 million or 12%, driven by business growth, investment gains and favourable morbidity.

Growth
2022 vs. 2021

Canada insurance sales increased $177 million or 21%, driven by large case group benefits sales in Sun Life Health.

Canada wealth sales were in line with the prior year as higher defined contribution(3) sales in GRS were mostly offset by lower individual wealth sales.

AUM for wealth businesses, including GRS, was $152.4 billion as at December 31, 2022, which decreased $12.8 billion or 7.8%, reflecting market movements, partially offset by net inflows.

Profitability and Growth by Business Unit
2022 vs. 2021

Individual Insurance & Wealth
Individual Insurance & Wealth's reported net income of $287 million decreased $624 million or 68%, reflecting unfavourable market-related impacts, partially offset by investment gains, the impact of the Canada Tax Rate Change(1), a prior year par allocation adjustment(2) and ACMA.

Individual life and health insurance product sales of $496 million were in line with the prior year. Individual wealth product sales were $7.3 billion, a decrease of $1.7 billion or 19%, reflecting lower mutual fund sales.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $76 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section D - Profitability in this document for more information.
(2) An adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in Q3'21 ("par allocation adjustment").
(3) Defined contribution sales include retained business sales.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 27

Sun Life Health
Sun Life Health's reported net income of $352 million increased $81 million or 30%, driven by business growth and morbidity experience, partially offset by unfavourable ACMA impacts.

Sun Life Health sales of $533 million, increased $170 million or 47%, driven by higher large case group benefits sales.

Group Retirement Services
GRS's reported net income of $361 million decreased $15 million or 4%, reflecting unfavourable market-related impacts.

GRS sales were $12.8 billion, an increase of $1.9 billion or 18%, driven by higher defined contribution(1) sales. Assets under administration was $133.2 billion as at December 31, 2022, a decrease of $8.9 billion or 6%, reflecting market movements, partially offset by net inflows.

2. U.S.

Sun Life U.S. is one of the largest providers of employee and government benefits in the U.S., serving more than 50 million Americans with disability, life, supplemental health, medical stop-loss insurance, and dental and vision benefits through employers, industry partners and government programs such as Medicaid, Medicare Advantage, and the Children's Health Insurance Program ("CHIP"). Services include absence management, dental care, and healthcare navigation. In addition, our U.S. business manages an in-force block of approximately 85,000 individual life insurance policies.

Business Units
• Group Benefits	• Dental	• In-force Management

2022 Highlights
Growing our business
•On June 1, 2022 we completed our acquisition of DentaQuest Group, Inc. ("DentaQuest"), the second largest dental benefits provider in the U.S.(2), positioning Sun Life as a leader in the U.S. dental benefits market. DentaQuest is the largest provider of U.S. Medicaid dental benefits, with growing Medicare Advantage, commercial, CHIP, and U.S. Affordable Care Act ("ACA") exchange businesses. The transaction advances our strategy of being a leader in health and benefits in the U.S.
•Sun Life U.S. delivered strong double-digit growth in earnings, sales, and revenue in 2022, driven by the successful execution of our strategy to help Clients access the health care and coverage they need as well as contributions from the DentaQuest acquisition and significant increases in membership.

Helping Clients access the health care and coverage they need
•As the largest Medicaid dental benefits provider, DentaQuest added approximately three million total members in 2022, increasing access for low-income American families and children who typically have not had access to dental care.
•Expanded DentaQuest's Advantage Dental+ practices with four new offices in Florida. These practices are located in areas where members have few alternative options, helping to increase access to dental care in underserved communities.
•DentaQuest announced a new program with Partners Health Plan, a non-profit managed care organization serving individuals with intellectual and other developmental disabilities. This partnership will increase access to oral health care and help improve outcomes for this underserved community, contributing to our goal of increasing health equity for all.
•PinnacleCare's personalized care navigation solutions helped members get timely access to high quality healthcare and armed them with the knowledge to make confident decisions about their health. In 2022, more than half of PinnacleCare's expert second opinions identified a more appropriate treatment plan or a change in the original diagnosis, and member satisfaction was 95%.
•Expanded our clinical approach to support long-term disability members dealing with Long COVID diagnoses, creating a specialized team to help Clients manage physical symptoms and behavioural health needs.
•Partnered with AbleTo, a leading provider of high-quality, evidence-based virtual mental health therapy and coaching solutions, to offer convenient mental health services supporting Sun Life disability and critical illness members with a cancer diagnosis.

Making care and benefits easier through digital solutions
•With the expanded launch of Sun Life Onboard, our fully digital benefits implementation process for employers and brokers, we have reduced the median onboarding time from 33 days to 24 days and significantly improved the onboarding experience.
•Continued to expand our digital connectivity capabilities through Application Programming Interfaces ("APIs"), which alleviate manual administrative tasks, automate processes, improve accuracy and provide real-time updates. For example, we’ve made it easier to apply for life insurance through this new digital functionality and members now complete the process online 97% of the time, compared to 50% for those without this capability.
•Launched Benefits Explorer, an interactive platform designed to provide employees with personalized, live educational content and customized tools to help them make well-informed benefits decisions.
•Partnered with Teledentistry.com to offer members 24/7 virtual access to dental providers, making it easier to get dental care and advice in emergencies while travelling or during evenings and weekends, complementing DentaQuest's mission to make oral health accessible to all.

(1)Defined contribution sales include retained business sales.
(2)Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.
28 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Strategy and Outlook
Sun Life U.S. has significantly advanced our strategy of being a leader in health and benefits by transforming our business from one focused on traditional benefits to one now focused on health and related benefits and services, with over 70% of our revenue now coming from health care products. With health as our core strategy and a focus on helping people with the increasing challenge of accessing care and benefits, we will be a differentiated provider whose offerings complement core health insurance offerings from large U.S. health insurers. Health care staffing shortages and increasing demand are reducing capacity in the U.S. health care system and are expected to make accessing care more challenging. With our recent DentaQuest and PinnacleCare acquisitions, and the addition of clinical support in our disability business, we are already well-positioned to play a role in helping members get access to care as our competitive differentiator in the complex, growing and rapidly changing US$4 trillion U.S. health and benefits ecosystem. We are also part of the large and growing government programs market that covers more than 160 million Americans. As a result, we now have three leading businesses: medical stop-loss, dental, and our top-10 group life and disability benefits business.

Through our digital tools and support services, we are also making it easier to do business with us and close coverage gaps. We continue to leverage our unique partnership capabilities to drive growth by delivering solutions to our more than 100 health and insurance industry partners to support their members.

Helping Clients access the health care and coverage they need
•Extend our leadership position in medical stop-loss and innovative risk management solutions for self-funded employers by expanding into complementary health-adjacent offerings including Health Navigator powered by PinnacleCare, to help members with serious conditions get the care they need, achieve better health outcomes, and reduce costs.
•Leverage DentaQuest's scale and expertise to provide quality oral health to all and help Americans live healthier lives, continue to grow in government programs, and become a leader in commercial dental through our leading capabilities.
•Focus employee benefits offerings on health and productivity through expanded and enhanced offerings across disability, absence, life, and supplemental health to provide income protection, fill gaps in coverage, and help Clients get the care they need so they can recover and get back to work and life.
•Help employers comply with complex regulations and provide more Americans access to paid family and medical leave.
•Drive growth in FullscopeRMS by leveraging our expertise, scale, and suite of turnkey solutions for insurance carriers and health plan partners.

Making care and benefits easier through digital solutions
•Expand our ability to integrate with other major platforms in the health and benefits ecosystem, delivering a better Client experience.
•Drive digital expansion through new capabilities and partnerships while leveraging existing assets to deliver predictive and personalized analytics to help Clients make decisions that are right for them.
•Leverage digital tools to increase Client interactions and virtual engagement, enhancing selling effectiveness and delivering deeper insights for brokers and employers.

Help In-force Management policy-owners achieve lifetime financial security, while effectively managing our operations
•Continue to provide excellent service to our individual insurance policy-owners.
•Optimize the value of the business by implementing opportunities to improve profitability, including expense efficiencies and alternative investment strategies.
•Effectively manage risk and capital through reinsurance and via product offerings for converting or maturing policies.

Outlook
With the pandemic stabilizing, the strength of our underlying U.S. business is evident as reflected by growth in sales, revenues, and net income in 2022. Significant enhancements to our products, systems and digital capabilities over the past several years have contributed to our growth, in addition to our recent acquisitions. While ongoing COVID-related challenges, inflation and a potential recession may continue to impact the U.S. group benefits industry, we have a diversified business that helps to mitigate some of these headwinds. We have also adjusted pricing to account for the future environment.

The U.S. health and employee benefits ecosystem is large and growing, with Clients becoming increasingly aware of the value of protection products and services. These markets remain competitive, and we are committed to growing profitably by leveraging our leadership positions, deep expertise and new capabilities to extend further into the health benefits and services space while helping Americans live healthier lives. With the acquisition of DentaQuest, more than 70% of our U.S. business is now in health care products and services, including medical stop-loss insurance, health care navigation services, clinical disability support, supplemental health products, and now a leading dental benefits business. The DentaQuest integration remains on track and we are committed to providing enhanced offerings and a positive integration experience for Clients and plan members.

We continue to work with state and federal elected officials to increase access to benefits for our Clients. In addition to our focus on paid family and medical leave, we have increased our advocacy to expand dental coverage for beneficiaries of Medicaid and other government programs, and to keep employer-sponsored dental benefits affordable. We continue to monitor possible legislative and regulatory changes to key areas that impact our business, such as data security and privacy, minimum loss ratios for employer-sponsored dental insurance plans, and state government contractor requirements.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 29

Business Units

Business	Description	Market position
Group Benefits
• Employee Benefits provides group insurance products and services, including life, long-term and short-term disability, absence management, and voluntary and supplemental health insurance such as hospital indemnity, accident and critical illness. Includes our FullscopeRMS business, which provides turnkey risk management solutions for insurers and health plans.
• Health and Risk Solutions provides protection against large medical claims for employers who self-insure their employee health plans through medical stop-loss and health care navigation services to help members access care and improve health outcomes.
• Products distributed through more than 32,000 independent brokers and benefits consultants, supported by approximately 175 employed sales representatives.
• Serves nearly 60,000 employers in small, medium and large workplaces across the U.S. and approximately 17 million members(1).
• Largest independent medical stop-loss provider(3) • Top 10 group life and disability benefits provider, including the leading turnkey disability provider(4)
Dental
• Provides Medicaid and Medicare Advantage products and services, as well as commercial group dental and vision solutions for employers of all sizes.
• Serves approximately 37 million members(2).
•Supports preventative dental care through its innovative Preventistry® model, which focuses on early and quality care, access, and measurable outcomes.
•More than 70 Advantage Dental+ practices, which are located in underserved communities to help increase access to dental care.

•Second largest Dental benefits provider in the U.S(5)
• Largest Medicaid dental benefits provider(6)
• The commercial Sun Life Dental Network® includes more than 130,000 unique providers and offers easy access to care with in-network cost benefits(7)

In-force Management	• Manages approximately 85,000 individual life insurance policies, primarily universal life and participating whole life insurance. In-force Management is a run-off block with no new sales.

(1)Includes members who also have a commercial Sun Life Dental and/or Vision coverage.
(2)Includes members who also have a Sun Life Group coverage.
(3)Ranking compiled by Sun Life based on data contained in the 2021 Accident and Health Policy Experience Report from the National Association of Insurance Commissioners ("NAIC"). An independent stop-loss carrier is defined as a stop-loss carrier that does not also sell medical claim administration services.
(4)LIMRA 2021 Annual Sales & In-force Reports for Group Life & Disability. Long-term disability results exclude reserve buy outs. Group Term Life, long-term disability and short-term disability results exclude business sold through associations; includes BIF managed by Sun Life for insurance carrier partners.
(5)Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.
(6)Based on membership numbers as of September 2022, calculated using publicly available data from state Medicaid agencies and other sources, and information disclosed by competitors.
(7)Sun Life's commercial dental networks include its affiliate, Dental Health Alliance®, L.L.C. (DHA®), and dentists under access arrangements with other dental networks.

30 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Financial and Business Results

(US$ millions)	2022	2021
Group Benefits(1)	347	243
Dental(1)	(36)	4
In-force Management	142	152
Reported net income - Common shareholders	453	399
Less: Market-related impacts(2)	3	74
Assumption changes and management actions(2)	(11)	(80)
Acquisition, integration and restructuring(2)(3)	(115)	(8)
Other(2)(4)	19	—
Underlying net income(5)	557	413
Reported ROE (%)(5)	10.3%	13.6%
Underlying ROE (%)(5)	12.7%	14.0%
After-tax profit margin for Group Benefits (%)(1)(5)(6)	8.4%	6.0%
Insurance sales(5)	1,464	1,244
(C$ millions)
Reported net income - Common shareholders	586	499
Less: Market-related impacts(2)	—	93
Assumption changes and management actions(2)	(14)	(101)
Acquisition, integration and restructuring(2)(3)	(152)	(11)
Other(2)(4)	24	—
Underlying net income(5)	728	518

(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest Group, Inc. ("DentaQuest"), acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(3)Amounts in 2022 mostly relate to DentaQuest acquisition and integration costs.
(4)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(5)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(6)Based on underlying net income, on a trailing four-quarter basis. For more details, see section L - Non-IFRS Financial Measures in this document.

Profitability
2022 vs. 2021

U.S. reported net income of US$453 million ($586 million) increased US$54 million ($87 million), driven by an increase in underlying net income, favourable ACMA impacts and a gain on the sale-leaseback of the Wellesley office, partially offset by DentaQuest acquisition and integration costs, market-related impacts and a charge reflecting the resolution of a matter related to reinsurance pricing for our In-force Management business.

Underlying net income of US$557 million ($728 million) increased US$144 million ($210 million), driven by growth across all businesses, the contribution from the DentaQuest acquisition and experience-related items, partially offset by lower AFS gains. Year-to-date experience included favourable medical stop-loss margins, investment gains and favourable credit, partially offset by mortality experience. For 2022, COVID-19 impacts were largely reflected in Q1 group life mortality.

Foreign exchange translation led to an increase of $22 million and $31 million in reported net income and underlying net income, respectively.

Growth
2022 vs. 2021

U.S. insurance sales increased US$220 million or 18%, reflecting growth in dental(1) and employee benefit sales partially offset by lower medical stop-loss sales.

Acquisition of DentaQuest
On June 1, 2022, we completed the acquisition of DentaQuest, the second-largest dental benefits provider in the U.S,(2) for approximately $3.3 billion (US$2.6 billion). DentaQuest is included in our U.S. business segment as part of the new “Dental” business unit, along with our existing dental and vision business, formerly within Group Benefits. DentaQuest is the largest provider of U.S. Medicaid dental benefits, with growing Medicare Advantage, commercial, and U.S. Affordable Care Act exchange businesses. The acquisition advances our strategy of being a leader in health and benefits in the U.S. while contributing to fee-based earnings which generate higher ROE.

(1) Dental sales include sales from DentaQuest, acquired on June 1, 2022.
(2)Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 31

Profitability by Business Unit
2022 vs. 2021

Group Benefits
Group Benefits' reported net income of US$347 million increased US$104 million or 43%, driven by business growth, favourable medical stop-loss margins and improved group life mortality, partially offset by unfavourable market-related impacts and ACMA.

Dental
Dental's reported net loss was US$36 million, compared to reported net income of US$4 million in the prior year, reflecting acquisition and integration costs partially offset by the contribution from the DentaQuest acquisition and favourable morbidity experience.

In-force Management
In-force Management's reported net income of US$142 million decreased US$10 million or 7%, driven by a charge reflecting the resolution of a matter related to reinsurance pricing, unfavourable mortality and market-related impacts, partially offset by ACMA impacts.

3. Asset Management

Our Asset Management business group is comprised of MFS and SLC Management. MFS is a premier global asset manager offering a comprehensive selection of financial products and services that deliver superior value, actively managing assets for retail and institutional investors around the world. SLC Management is a global asset manager with capabilities across fixed income and alternative asset classes including public and private fixed income, real estate equity and debt, and infrastructure equity.

Business Units
• MFS Investment Management	• SLC Management
2022 Highlights
•We ended 2022 with $952.0 billion in assets under management consisting of $742.3 billion (US$547.9 billion) from MFS and $209.6 billion from SLC Management.
•Total Asset Management net outflows of $22.0 billion for 2022 reflected net outflows of $43.4 billion (US$34.6 billion) from MFS partially offset by new inflows of $21.5 billion from SLC Management.
•We entered into an agreement with Phoenix Group Holdings plc ("Phoenix Group"), establishing a long-term strategic asset management partnership through MFS and SLC Management, in conjunction with the intended sale of our Sun Life UK(1) business. Phoenix Group is the UK's largest long-term savings and retirement business, with £270 billion(2) of assets under administration and approximately 13 million customers. Phoenix Group has set a goal to invest approximately US$25 billion in North American public and private fixed income and alternative investments over the next five years and Sun Life will be a material partner to them in achieving this goal.

MFS
•MFS generated solid net income and sustained a strong pre-tax net operating profit margin(3) of 39% despite challenging market conditions.
•Delivered strong long-term investment performance with 97% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten- and five-year performance, and 48% ranked in the top half of their Morningstar categories based on three-year performance, as at December 31, 2022.
•MFS continued to deliver on a consistent long-term track record as a top-performing active asset manager. MFS ranked in the top 10(4) for 5- and 10-year performance categories across U.S. funds, marking the 13th time in the last 14 years that MFS has achieved this recognition.
•As part of the NZAM Initiative, MFS has set its net zero GHG emissions interim targets. MFS’ targets are for 90% of in-scope AUM(5) to be considered net zero aligned or aligning(6) by 2030 and 100% to be aligned by 2040.

(1)SLF of Canada UK Limited.
(2)As at June 30, 2022.
(3)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(4)Barron's 2021 Fund Family rankings.
(5)In-scope assets include all equity and corporate bonds, comprising approximately 90% of MFS' global AUM as at December 31, 2022.
(6)Aligning towards or aligned to a net zero pathway as defined by criteria set out in the Net Zero Investment Framework. Criteria are asset class-specific. Pathways is the term used to describe the emissions, technologies and investment trajectories that will be needed to deliver net zero. (Paris Aligned Investment Initiative. “Net Zero Investment Framework: Implementation Guide”. 2021).
32 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

SLC Management
•On February 1, 2023, we completed the acquisition of a 51%(1) interest in Advisors Asset Management, Inc. ("AAM"), a leading independent retail distribution firm in the U.S., with the option to acquire the remaining interest starting in 2028. AAM provides access to U.S. retail distribution, allowing SLC Management to meet the growing demand for alternative assets among U.S. HNW investors. For additional information, refer to Note 3 of our 2022 Consolidated Financial Statements.
•Crescent closed its third U.S. Direct Lending Fund, raising approximately US$6 billion, more than double the size of the predecessor fund.
•We continued to build on our commitment to sustainable investing through the NZAM Initiative:
◦InfraRed Capital Partners (“InfraRed”) published its net zero GHG emissions interim targets, in-line with its commitment to the NZAM Initiative. This is the latest milestone for InfraRed as it seeks to reach net zero GHG emissions across its entire portfolio and to have a long-term, positive impact on societies and the environment. InfraRed's three interim targets are for:
▪70%(2) of in-scope assets(3) to be considered net zero, aligned or aligning(4) by 2030;
▪50%(5) of assets to be allocated in climate solutions by 2025; and
▪Engaging with the portfolio companies responsible for 90% of InfraRed’s financed emissions by 2030.
◦We announced that our investment grade fixed income business (“SLC Fixed Income”) joined the NZAM initiative in 2022, pledging to achieve net zero GHG emissions for portfolios by 2050. Interim targets for SLC Fixed Income are expected to be published in 2023.
•We also demonstrated our commitment to sustainable investing through the following achievements:
◦BentallGreenOak ("BGO") was awarded the 2022 ENERGY STAR Partner of the Year – Sustained Excellence Award by the U.S. Environmental Protection Agency and the U.S. Department of Energy ("DOE") for the 12th consecutive year and received Gold Recognition in the 2022 Green Lease Leaders program organized by the Institute for Market Transformation and the DOE's Better Buildings Alliance.
◦WELPUT(6), a fund managed by BGO, won the 2022 Pension Real Estate Association ("PREA") Closed-End Fund ESG Award.
◦For the 12th consecutive year, BGO achieved top performance scores for its global real estate platform in the annual GRESB Real Estate Assessment, demonstrating its leadership in sustainable investing.
◦InfraRed received a five-star rating in the latest Principles for Responsible Investment ("PRI") assessment(7) for the Direct – Infrastructure module. This marks the seventh consecutive assessment where InfraRed has achieved the highest possible PRI rating for this module, demonstrating the integration of ESG throughout its investment practices. InfraRed also received a five-star rating for Investment and Stewardship Policy module, which was also above the median score.
◦SLC Management, and its affiliates, BGO and Crescent, have become founding signatories to the CFA Institute’s recently launched Diversity, Equity, and Inclusion ("DEI") Code in the U.S. and Canada.

Strategy and Outlook
Our strategy is to provide investment products through MFS and SLC Management that will deliver growth in active asset management as well as fixed income and alternative asset classes. MFS competes primarily in the global institutional, U.S. retail and select non-U.S. retail markets. SLC Management competes primarily in the global institutional market, offering a broad and deep fixed income and real assets platform through affiliate managers. SLC Management leverages Sun Life’s long-standing expertise in private asset class investments, augmented by the specialized alternative capabilities of SLC Management's affiliate managers, to offer customized investment solutions to investors.

MFS: Continue to deliver superior investment performance while allocating capital responsibly for our Clients
MFS' active management strategy focuses on delivering value to our Clients over the long term. Our relative performance provides us with a strong competitive position over other asset managers:
•With our strong long-term performance, MFS is well-positioned to attract flows from all Client sectors that are seeking risk-managed capital appreciation over the long term based on our disciplined, long-term approach. We are engaging Clients to align with MFS to focus on longer investment horizons, to leverage our proven ability to deliver over benchmark performance through a market cycle.
•Our strong leadership on ESG is embedded in our overall investment approach of allocating capital responsibly on behalf of our Clients.
•Our continued strategic focus to build out institutional fixed income product and sales capabilities and broaden our non-U.S. retail initiatives enables us to meet Clients' unique and local needs.
•MFS strives to maintain margins in the top quartile of active managers while maintaining our commitment to provide long-term value to Clients.
•We continue to focus on diversity at all levels and promoting an inclusive culture.

(1)On a fully diluted basis.
(2)From the baseline of 8% of AUM as of December 31, 2021.
(3)In-scope assets comprise approximately 83% of InfraRed's global AUM as at June 30, 2022. Funds where assets are currently being sold or transferred in line with the original fund strategy have been excluded from the commitment.
(4)Aligning towards or aligned to a net zero pathway as defined by criteria set out in the Net Zero Investment Framework. Criteria are asset class-specific. Pathways is the term used to describe the emissions, technologies and investment trajectories that will be needed to deliver net zero. (Paris Aligned Investment Initiative. “Net Zero Investment Framework: Implementation Guide”. 2021).
(5)From a baseline of 45% in 2021.
(6)West End of London Property Unit Trust.
(7)InfraRed PRI Transparency and Assessment Reports are available at https://www.ircp.com/sustainability#documents.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 33

SLC Management: Help investors meet their investment objectives by offering a broad suite of alternative asset classes and fixed income strategies
We are well-positioned to take advantage of key trends in our target markets:
•Growing demand for alternative investments, including demand among U.S. HNW retail investors
•An increasing focus by investors on ESG and sustainable investing
•Outsourcing of asset management by insurance companies, and
•Consolidation of investment manager relationships by institutional investors.

Our strategy is to continue to deliver superior investment performance, expand and deepen our distribution relationships and build out our product lineup. SLC Management is positioned for growth over the medium-term; our objectives(1) are to achieve AUM of $225 billion, operating margin of 30%-35%, and underlying net income of $235 million by 2025. We offer our Clients a compelling suite of investment capabilities to meet their needs, including:
•Leading public and private fixed income capabilities, spanning both investment grade and alternative credit
•Global real estate expertise across both equity and debt investments, and
•Global infrastructure capabilities.

Outlook
MFS
As the prospects of a global recession increase, companies may face significant top line and expense pressures. This will create a more challenging environment to generate value in the short to medium-term. Companies who can operate successfully in this more challenging, higher cost environment will be rewarded by investors due to scarcity of profits. This could create greater opportunities for active managers to outperform benchmarks that have not been present. MFS employs an investment philosophy that involves a long-term approach and looks across the complete business cycle. Our scale, proven long-term track record and broad product portfolios, coupled with our investment philosophy, position us well to deliver strong results over a market cycle. Our expense structure leverages significant variable costs based on assets, sales or profitability, and as a result a majority of our expense base adjusts with market dynamics. In addition, we will continue to be diligent with discretionary spending while investing in strategic initiatives that help grow the business over the long-term.

SLC Management
With current economic and geopolitical uncertainty, we expect to see more volatility in equity markets, rising interest rates and elevated levels of inflation. These macroeconomic headwinds are expected to moderate our ability to raise capital as investors rebalance their portfolios, or defer committing further capital. However, we expect to see continued demand for yield-orientated fixed income and alternative assets classes, as these asset types continue to provide an opportunity for portfolio diversification, a potential hedge against inflation, and a reduction in overall risk exposure across investments. We believe we are well positioned to meet this demand with our platform of world-class investment capabilities, complimentary businesses that drive product and distribution opportunities, and leveraging of global resources, including those from Sun Life. The acquisition of a majority stake in AAM provides further momentum to SLC Management to grow and expand our retail HNW business. The investment capabilities we use for our Clients are the same capabilities that we use in managing the general account of Sun Life; this facilitates co-investment opportunities that result in an alignment of interest with our Clients and enables SLC Management's speed to market for products.

Business Units

Business	Description	Market position
MFS	• Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, monetary authorities, and endowments and foundations.
• Retail products are distributed through financial advisors, brokerages and other professionals.
• Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants.
• US$548 billion in AUM • The 10th largest U.S. Retail funds manager(1)
SLC Management
• SLC Management delivers public and private credit, fixed income, real estate and infrastructure solutions to Clients through a group of affiliate managers, including:
•  BentallGreenOak, a global real estate investment manager.
•  InfraRed Capital Partners, a global infrastructure and real estate investment manager headquartered in London, UK.
•  Crescent Capital Group, a U.S.-based global alternative credit investment manager.
•  SLC Management, a North American institutional asset manager specializing in investment grade public and private fixed income portfolios.
•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants. The acquisition of a majority stake in AAM will provide access to U.S. retail distribution and will allow SLC Management to meet the growing demand for alternative assets among U.S. HNW investors.
• $210 billion in AUM
(1)    As reported by ISS Market Intelligence Simfund based on AUM as at December 31, 2022.

(1)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in section O - Forward-looking Statements - Medium-Term Financial Objectives.
34 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Financial and Business Results

Asset Management (C$ millions)	2022	2021
Reported net income - Common shareholders	1,141	892
Less: Fair value adjustments on MFS' share-based payment awards(1)	106	(186)
Acquisition, integration and restructuring(1)(2)(3)	(176)	(247)
Other(1)(4)	7	(21)
Underlying net income(5)	1,204	1,346
Assets under management (C$ billions)(5)	952.0	1,059.2
Gross flows (C$ billions)(5)	172.9	193.1
Net flows (C$ billions)(5)	(22.0)	21.1
MFS (C$ millions)
Reported net income - Common shareholders	1,195	1,049
Less: Fair value adjustments on MFS' share-based payment awards(1)	106	(186)
Underlying net income(5)	1,089	1,235
Assets under management (C$ billions)(5)(6)	742.3	875.2
Gross flows (C$ billions)(5)	140.6	150.1
Net flows (C$ billions)(5)	(43.4)	(11.4)
MFS (US$ millions)
Reported net income - Common shareholders	919	836
Less: Fair value adjustments on MFS' share-based payment awards(1)	81	(149)
Underlying net income(5)	838	985
Pre-tax net operating margin(5)	39%	41%
Average net assets (US$ billions)(5)	584.8	657.8
Assets under management (US$ billions)(5)(6)	547.9	692.8
Gross flows (US$ billions)(5)	108.4	119.7
Net flows (US$ billions)(5)	(33.1)	(9.2)
Asset appreciation (depreciation) (US$ billions)	(111.9)	91.7
SLC Management (C$ millions)
Reported net income - Common shareholders	(54)	(157)
Less: Acquisition, integration and restructuring(1)(2)(3)	(176)	(247)
Other(1)(4)	7	(21)
Underlying net income(5)	115	111
Fee-related earnings(5)	237	197
Pre-tax fee-related earnings margin(5)(7)	24%	22%
Pre-tax net operating margin(5)(7)	21%	22%
Assets under management (C$ billions)(5)	209.6	183.9
Gross flows - AUM (C$ billions)(5)	32.3	43.0
Net flows - AUM (C$ billions)(5)	21.5	32.5
Fee earning assets under management ("FE AUM") (C$ billions)(5)	164.4	147.9
Gross flows - FE AUM (C$ billions)(5)	33.0	37.3
Net flows - FE AUM (C$ billions)(5)	25.2	29.7
Capital raising (C$ billions)(5)	18.2	27.4
Deployment (C$ billions)(5)	30.2	36.6
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $64 million in 2022 (2021 - $59 million).
(3)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $80 million in 2022 and $153 million in 2021.
(4)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(5)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(6)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2022.
(7)Based on a trailing 12-month basis.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 35

Profitability
2022 vs. 2021

Asset Management reported net income of $1,141 million increased $249 million or 28%, driven by fair value changes on MFS' share-based payment awards and a lower increase in SLC Management's acquisition-related liabilities(1), partially offset by a decline in underlying net income.

Underlying net income of $1,204 million decreased $142 million or 11%, driven by lower MFS earnings.

Foreign exchange translation led to an increase of $41 million and $39 million in reported net income and underlying net income, respectively.

Growth
2022 vs. 2021
Asset Management AUM decreased $107.2 billion or 10%, reflecting net asset value changes of $80.7 billion, net outflows of $22.0 billion, and Client distributions of $4.6 billion.

Profitability and Growth by Business Unit
2022 vs. 2021

MFS
MFS reported net income of US$919 million increased US$83 million or 10%, reflecting fair value changes on MFS' share-based payment awards. Underlying net income of US$838 million decreased US$147 million or 15%, reflecting declines in global equity markets which contributed to lower ANA ("average net assets"), partially offset by lower variable compensation expenses and higher net investment returns.

MFS AUM decreased US$144.9 billion or 21%, reflecting asset value changes of US$111.9 billion and net outflows of US$33.1 billion. In Q4'22, 97% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten- and five-year performance, and 48% ranked in the top half of their Morningstar categories based on three-year performance.

SLC Management
SLC Management reported net loss of $54 million improved $103 million or 66%, primarily reflecting a lower increase in acquisition-related liabilities(1). Underlying net income of $115 million increased $4 million or 4%, driven by higher fee-related earnings reflecting strong capital raising and capital deployment across the platform, and lower fundraising sales incentives, partially offset by real estate investment losses. The fee-related earnings margin(2) and the pre-tax net operating profit margin(2) for 2022 was 24% and 21%, respectively (2021 - 22% and 22%, respectively).

SLC Management AUM increased $25.7 billion or 14%, driven by net inflows of $21.5 billion and asset value changes of $8.8 billion, partially offset by Client distributions of $4.6 billion. Net inflows were comprised of capital raising and Client contributions, totaling $32.3 billion, partially offset by outflows of $10.9 billion.

SLC Management FE AUM increased $16.5 billion or 11%, driven by net inflows of $25.2 billion, partially offset by Client distributions of $6.9 billion and asset value changes of $1.8 billion. Net inflows were comprised of capital deployment and Client contributions, totaling $33.0 billion, partially offset by outflows of $7.8 billion.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)Based on a trailing 12-month basis.
36 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

4. Asia

Our Asia presence provides us with a strong footprint to take advantage of the high growth prospects in the region. We operate in eight Asian markets, delivering value to over 25 million Clients. Local Markets provides asset management, wealth, protection and health solutions through a multi-channel distribution approach in China, India, Philippines, Vietnam, Malaysia and Indonesia. International Hubs offers leading insurance and wealth products through agency and broker distribution, including life insurance solutions to HNW families and individuals, with operations in Hong Kong, Singapore and Bermuda.

Business Units
• Local Markets	• International Hubs
2022 Highlights
Growing our scale and distribution
•We retained our second position ranking(1) for net flows in Hong Kong Mandatory Provident Fund ("MPF") despite declines in equity markets driving lower flows across the industry.
•In India, Aditya Birla Sun Life AMC Limited (“ABSLAMC”) partnered with BGO, an affiliate of SLC Management, to form a real estate-focused investment vehicle. This collaboration brings together two leading investment managers with extensive track records in both the domestic and international markets to create new investment opportunities for Clients.
•Strong insurance sales momentum with growth of 8% and total weighted premium income ("TWPI")(2) of $4.9 billion up 12% over prior year driven by investments made in bancassurance and agency, and Asia's emergence from the pandemic.
•Bancassurance is an essential distribution channel in Asia to deliver on our Purpose. In January 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"), with sales expected to start in July 2023, subject to regulatory processes and approvals. Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers to fulfill their savings and protection needs at different life stages. In Indonesia, we expanded and deepened our existing bancassurance partnership with CIMB Niaga, Indonesia’s second largest privately-owned bank(3). Sun Life will be the provider of all life insurance solutions to the bank’s seven million customers, across all channels, starting in 2025 through 2039. CIMB is an important regional partner for Sun Life, also contributing to sales in Malaysia, which showed strong growth of 33%(4) over prior year.
•In the Philippines, our joint venture, Sun Life Grepa Financial, renewed its bancassurance partnership with Rizal Commercial Banking Corporation (“RCBC”), one of the country’s leading commercial banks. The 10-year renewal, through to 2033, allows more Filipinos to access financial protection products, leveraging the strength of RCBC’s extensive sales network of over 430 branches and nearly 2 million customers.
•We continue to build out a sustainable high quality agency force. In Vietnam, we launched a full-time advisor agency channel enabled by more selective and diversified advisor recruitment and comprehensive advisor training, providing holistic advice to meet the needs of Clients.
•We continued to enhance our product offerings for HNW Clients to diversify, protect, and grow their assets. We launched Sun Global Aurora, a savings-oriented indexed universal life product. Sun Global Aurora provides Clients the flexibility to customize premium payments to meet their wealth accumulation goals, while offering stable returns and exposure to equity markets. Strong demand for our protection products in the HNW space contributed to sales growth of over four times the prior year in Singapore.

Putting Client Impact at the centre of everything we do
•As part of our aspiration to deliver meaningful impact to Clients through their life journey, we are continuing to improve their digital service experience to make it easier for them to do business with us. We made substantial progress in 2022, with 83% of applications and 38% of claims submitted digitally, up 12 and 17 percentage points from prior year, respectively.

Embedding sustainability into our business to drive value creation and align with our Purpose
•To enable our Clients to achieve lifetime financial security in a more sustainable manner, we expanded our range of ESG products. We introduced Stellar, the first ESG-focused savings plan in the Hong Kong market that actively integrates ESG concepts into investment strategies(5). Following strong reception, we enhanced our suite of Stellar offerings to include additional cost-effective, flexible options that allow for broader Client access to sustainable long-term savings products.
•We were the first Malaysian insurance company to launch a Shariah-based investment-linked Takaful ESG Fund(6), partnering with Nomura Asset Management, giving Clients an option that reflects Islamic principles.
•We achieved 100% rollout of internal ESG plus(7) ratings for our Asia fixed income General Account, and are continuing the rollout to our Asia equities investments, demonstrating the integration of ESG into our investment practices.

(1)Based on market share measured by net flows from Mercer MPF Market Share Report, as at September 30, 2022.
(2)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.
(3)Based on total assets, as at September 30, 2022.
(4)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.
(5)This is based on market conditions as of April 12, 2022 and comparison among other savings plans for new Composite and Long Term Businesses as defined by the Insurance Authority in the Register of Authorized Insurers.
(6)Sun Life Malaysia Islamic Global Sustainable Fund.
(7)ESG plus is SLC Fixed Income’s proprietary ESG rating methodology which is designed to assess the relative ESG risk of issuers within an industry or asset type.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 37

Strategy and Outlook
To achieve our ambitious growth objectives for strategic positioning and driving scale in all our markets, we will continue to capitalize on new opportunities. We are dedicated to building distribution excellence and offering a seamless, digital experience for Clients and advisors to deliver Client impact. We will continue to foster our strong and distinctive culture, while attracting, developing and empowering high calibre talent. We will embed sustainability into our business, as we engage Clients along their journeys towards lifetime financial security and healthier lives. Our areas of focus for Asia are to:

Leverage distribution excellence to diversify our mix, build scale and deliver Client Impact
•Create a trusted brand for Sun Life in Asia to facilitate lead generation, relationship building with Clients, and recruitment of advisors.
•Build sustainable scale through a diversified mix of high performing, quality-focused distribution channels that enhance Client impact by offering holistic sales advice delivered through our expanding range of life, wealth and health solutions.
•Build on our Most Respected Advisor (“MRA”) program, including Brighter Academy, our proprietary agency incubator program, and become the partner of choice for advisors to develop active and sustainable agency talent.
•Continue to effectively collaborate with existing bancassurance partners to unlock the potential of recent deals, while selectively considering new bank relationships that provide purpose-aligned solutions to a wider range of Clients.

Be a digital leader, enhancing the digital experience to transform the Client and advisor experience, and enable greater efficiency and scalability
•Digitize our business and leverage common tools and technology platforms across the region to make it easier for Clients and advisors to do business with us.
•Increase engagement of prospective and existing Clients by being more personal, proactive and predictive. Create personalized experiences to deepen our relationship and improve retention with Clients.
•Empower advisors, including bancassurance distribution, by building best-in-class digital and data capabilities that enable more engaging experiences, create Client impact, and enhance prospect conversion, advisor productivity, and recruitment and training.

Embed sustainability into our business to drive value creation, positive impact, and align with our Purpose
•Provide quality advice and offer relevant financial solutions to enable Clients to plan and protect themselves from adverse financial events and invest for their future.
•Become a partner in our Clients' health journeys, by offering a wider set of valued health solutions and deepen the level of engagement across the Client relationship.
•Strive to make insurance, health and wealth solutions more affordable and accessible, while considering market trends and societal needs.
•Fully embed ESG into our investment processes and introduce ESG investment opportunities for our Clients.

Outlook
Our diversified business, with a multi-country presence and multi-channel distribution, positions us well to deepen Client relationships, capture opportunities as they arise, and protect our business against adverse economic cycles and regulatory changes in any one market. Despite the uncertainties and short-term headwinds from market volatility, we expect that the region’s economic growth will continue, and rapid wealth creation, coupled with low insurance penetration rates, will result in sustained growth across all markets over the medium-term. In addition, we expect to continue to reach more Clients by expanding and deepening our high-quality agency force, diverse network of bancassurance partners and broker partnerships. Our position among the global leaders in the international HNW space will continue to generate value and positive outcomes for Clients.

Economic and geopolitical uncertainty, as well as intense competition, equity market downturn, rise in interest rates and inflation continue to pose challenges to our businesses. However, our steadfast dedication to our Purpose and our Clients, strengthening market positions, key strategic relationships, investments in digital and analytics, and our ability to leverage Sun Life's global expertise position us well for the future. As local governments continue to push responsibility down to their people in both the retirement and health spaces, we are well-equipped to offer current and prospective Clients a diverse range of products and solutions.

38 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Business Markets

Business	Description	Market Position
Local Markets
Philippines(1)
• Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network.
• Asset management for individual and institutional Clients through agency, brokerage, bancassurance and digital partners.
• #1 ranked insurance company based on total premium(2) • #2 mutual fund operation in the country(3)
Indonesia	• Individual life and health insurance through agency, telco arrangements and banks, including a bancassurance partnership with CIMB Niaga, Indonesia's 2nd largest bank	• 10th ranked insurance company(4)
Vietnam
• Individual insurance and pensions distributed through agency, corporate sales, and digital distribution channels and partnerships, including exclusive bancassurance agreements with TPBank(5) and ACB(5).
• 5th in bancassurance sales, 6th ranked insurance company(6)
Malaysia(7)	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Bank, Malaysia's 2nd largest bank, and a growing agency force.	• 1st in bancatakaful sales and 3rd in bancassurance sales, 7th overall(8)
India(9)
• Individual and group insurance, savings and retirement products through agency, brokerage and bancassurance channels.
• Asset management for both individual and institutional investors through independent financial advisors, banks, and direct distribution channels.
• 7th largest life insurance company in India(10) • 6th largest mutual fund operation in the country(11)
China(12)
• Individual and group life and health insurance and savings products distributed through agency, brokerage, bancassurance and digital channels.
• Institutional asset management, passive third-party asset management and debt financing business through direct distribution.
• 9th ranked life insurance company in China among multinationals(13)
International Hubs
Hong Kong
• Mandatory Provident Fund (MPF) and pension administration to individuals and businesses through agency and brokerage distribution.
• Individual and group life and health insurance through agency and brokerage distribution, including life insurance solutions for HNW Clients.
• 3rd largest provider based on AUM, 2nd based on net inflows(14) • Top 10 in Agency for Life Insurance(15)
International	• Individual life insurance solutions for HNW Clients residing outside the U.S. and Canada • Manages a block of International wealth investment products closed to new sales.	• A leader in international HNW life insurance business
Singapore	• Individual life insurance solutions for HNW Clients in Asia.	• New entrant to the market in 2021
(1)Philippines: Includes a joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
(2)Insurance Commission of the Philippines, based on Q2'22 year-to-date total premium income for Sun Life of Canada (Philippines).
(3)Philippine Investment Funds Association, based on December 2022 ending AUM.
(4)Indonesia Life Insurance Association industry report, based on Q3'22 year-to-date first year premiums.
(5)Tien Phong Commercial Bank ("TPBank") and Asia Commercial Joint Stock Bank ("ACB").
(6)November 2022 year-to-date annualized first year premiums based on data shared among industry players.
(7)Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
(8)Life Insurance Association of Malaysia and Insurance Services Malaysia Berhad, based on Q3'22 year-to-date annualized first year premium for conventional and takaful business.
(9)India: Joint venture with Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%) and Aditya Birla Sun Life Asset Management Company Limited (36.5% indirect ownership).
(10)Insurance Regulatory Authority of India, based on Q3'22 year-to-date first year premiums among private players.
(11)Association of Mutual Funds in India, based on average AUM for the quarter ended December 31, 2022.
(12)China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
(13)China: based on gross premiums for Q3'22 (excluding universal life insurance deposits and pension companies) amongst foreign multinationals.
(14)Mercer MPF Market Shares Report, September 2022.
(15)Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on Q3'22 year-to-date annualized first year premiums.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 39

Financial and Business Results

($ millions)	2022	2021
Local Markets	210	608
International Hubs	305	467
Reported net income - Common shareholders	515	1,075
Less: Market-related impacts(1)	(82)	61
Assumption changes and management actions(1)	(40)	135
Acquisition, integration and restructuring(1)(2)	(7)	293
Other(1)(3)	17	—
Underlying net income (loss)(4)	627	586
Reported ROE (%)(4)	7.7%	17.4%
Underlying ROE (%)(4)	9.3%	9.5%
Insurance sales(4)	1,344	1,258
Wealth sales(4)	11,140	15,491

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Prior year amount includes a realized gain of $297 million on the Initial Public Offering of Aditya Birla Sun Life Asset Management Company.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.

Profitability
2022 vs. 2021

Asia reported net income of $515 million decreased $560 million, reflecting a gain from the IPO of the India asset management joint venture and favourable ACMA impacts in the prior year, and unfavourable market-related impacts in the current year.

Underlying net income of $627 million increased $41 million or 7%, driven by improved mortality, including from joint ventures(1), compared to prior year which included COVID-19-related claims, and expense experience, partially offset by lower fee-based income reflecting equity market declines, and policyholder behaviour experience primarily in Vietnam. Higher new business strain in Hong Kong was mostly offset by new business gains in International, Vietnam and Malaysia.

Foreign exchange translation led to decline of $5 million and $9 million in reported net income and underlying net income, respectively.

Growth
2022 vs. 2021

Asia insurance sales increased 8%(2), driven by higher sales in India, Vietnam, the Philippines, Singapore and Malaysia, partially offset by lower sales in Hong Kong and International.

Asia wealth sales decreased 26%(2), reflecting lower sales in India, Hong Kong and the Philippines.

Expansion of PT Bank CIMB Niaga Tbk Partnership
On April 5, 2022, we announced an expansion to the existing bancassurance partnership with PT Bank CIMB Niaga Tbk ("CIMB Niaga") in Indonesia, which also extends our existing agreement by six years to 2039. Under the new agreement, for a term of 15 years effective January 2025, Sun Life will be the provider of insurance solutions to CIMB Niaga customers across all distribution channels, accelerating our growth ambitions in the country. For additional information, refer to Note 3 in our Consolidated Financial Statements for the period ended December 31, 2022.

Dah Sing Bank Bancassurance Partnership
On January 20, 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"). Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers, helping to fulfill their savings and protection needs at different life stages. This is Sun Life's first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of over 2,500 expert insurance advisors. Hong Kong is a thriving life insurance hub in Asia and bancassurance is a key distribution channel, accounting for more than 50% of the life insurance distribution mix. Following the completion of regulatory processes and approvals, distribution of Sun Life products is anticipated to start in July 2023.

(1)Experience-related items from the India, China and Malaysia joint ventures are recorded within other experience.
(2)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section L - Non-IFRS Financial Measures in this document.
40 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Profitability by Business Unit and Growth by Business Market
2022 vs. 2021

Local Markets
Local Markets' reported net income of $210 million decreased $398 million or 65%, reflecting a prior year gain from the IPO of our India asset management joint venture, market-related impacts and policyholder behaviour experience, partially offset by improved mortality, including from our joint ventures(1), compared to prior year which included COVID-19-related claims, favourable expense experience and higher new business gains.

We continued to maintain a strong Client focus, build our agency and strengthen bancassurance channels, leverage a more balanced product portfolio and increase productivity.

Philippines - On a local currency basis, individual insurance sales increased 12%. Mutual and managed fund AUM was $2.3 billion as at December 31, 2022, a decrease of 47%, measured in local currency, reflecting lower money market sales.

Agency headcount reached approximately 23,500 at the end of 2022, 5% higher than 2021.

Indonesia - On a local currency basis, individual life insurance sales increased 4%, with growth in the bancassurance channel, partially offset by lower sales in agency and telemarketing channel.

Agency headcount was at approximately 3,700 in 2022, a decrease of 36% from the previous year-end.

Vietnam - On a local currency basis, individual insurance sales increased 41%, driven by the bancassurance channel and growth in the agency channel.

Agency headcount was approximately 8,100 at the end of 2022, 42% higher than 2021.

Malaysia - On a local currency basis, individual insurance sales increased 33%, with higher sales in the bancassurance channel.

Malaysia's agency force was at approximately 1,200 agents as at the end of 2022, 43% higher than 2021.

India - On a local currency basis, individual life insurance sales increased 22%, with growth in all channels. On a local currency basis, gross sales of equity and fixed income funds decreased 36%.

India's agency headcount of 53,100 at the end of 2022 was 24% lower than 2021.

Total AUM as at December 31, 2022 was $46.8 billion, of which $17.0 billion is reported in our AUM based on Sun Life's 36.49% share, 4% lower than 2021, on a local currency basis.

China - On a local currency basis, individual insurance sales decreased 9%, reflecting lower sales in agency and online channels, partially offset by bancassurance and broker channels.

Agency headcount of 2,600 at the end of 2022 was 69% lower than 2021 due to focus on quality.

International Hubs
International Hubs' reported net income of $305 million decreased $162 million or 35%, reflecting favourable ACMA impacts in the prior year, lower fee-based income reflecting equity market declines and higher new business strain in Hong Kong, partially offset by new business gains in International and higher investment gains.

Hong Kong - On a local currency basis, individual insurance sales decreased 22%, reflecting lower sales in the agency and broker channel. AUM in the pension business was $21.3 billion as at December 31, 2022, 7% lower than prior year measured on a local currency basis, reflecting equity declines, and lower pension net flows.

Agency headcount in 2022 remained flat at approximately 2,500 relative to 2021.

International - On a local currency basis, individual life insurance sales decreased 26%, due to the closing of a product in 2021.

Singapore - On a local currency basis, individual insurance sales are gaining momentum, primarily reflecting sales from an expanded suite of products.

(1)Experience-related items from the India, China and Malaysia joint ventures are recorded within other experience.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 41

5. Corporate

Corporate includes the results from the UK business and Corporate Support.

Business Units

Business	Description
UK
• UK has a run-off block of business consisting of approximately 460,000 in-force life and pension policies, with approximately £8.2 billion of AUM. Since December 2010, UK has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team. We entered into an agreement to sell Sun Life UK(1) to Phoenix Group Holdings plc. Under the agreement, Sun Life will retain economic interest in the payout annuities business through a reinsurance treaty. The transaction is expected to close in the first half of 2023, subject to regulatory approvals and customary closing conditions.

Corporate Support	• Corporate Support operations consist of the certain expenses, debt charges, investment income, capital and other items, pertaining to monitoring and oversight of enterprise activities and Corporate treasury functions, which are not allocated to business segments. Corporate Support also includes our Run-off reinsurance business. Coverage in our Run-off reinsurance business includes medical, guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident policies which are 100% retroceded.
(1)SLF of Canada UK Limited.

Financial and Business Results

($ millions)	2022	2021
UK	(14)	141
Corporate Support	(168)	(231)
Reported net income (loss) - Common shareholders	(182)	(90)
Less: Market-related impacts(1)	59	(1)
Assumption changes and management actions(1)	46	—
Acquisition, integration and restructuring(1)(2)	—	(51)
Other(1)(3)	(136)	10
Underlying net income (loss)(4)	(151)	(48)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)The restructuring charge of $57 million in 2021 related to our strategy for our workspace and redefining the role of the office.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document.

Profitability
2022 vs. 2021

Corporate reported net loss was $182 million, compared to a net loss of $90 million in the prior year, reflecting a $170 million charge related to the sale of Sun Life UK as well as the change in underlying net loss. This was partially offset by the net impact of tax-related matters(1), a restructuring charge of $57 million in the first quarter of 2021, and favourable ACMA impacts.

Underlying net loss was $151 million, compared to a net loss of $48 million in the prior year, reflecting a higher effective tax rate and AFS losses, partially offset by lower expenses primarily for incentive compensation.

Profitability by Business Unit
2022 vs. 2021

UK
UK's reported net loss was $14 million, compared to reported net income of $141 million in the prior year, reflecting a $170 million charge related to the sale of Sun Life UK, partially offset by favourable ACMA impacts.

Corporate Support
Corporate Support's reported net loss of $168 million improved $63 million or 27%, driven by a restructuring charge of $57 million in the first quarter of 2021 and lower expenses primarily for incentive compensation, partially offset by the net impact of tax-related matters(2) and AFS losses.

(1)Tax related matters include tax-exempt investment income in reported net income and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, Corporate reported net income increased by $51 million in the fourth quarter, reflected in Other adjustments. Refer to section D - Profitability in this document for more information.
(2)Tax related matters include a higher effective tax rate compared to the prior year, partially offset by the impact of the Canada Tax Rate Change.
42 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

H. Investments
The Company strives to ensure that general fund investments are aligned with business objectives including meeting policyholder obligations and maintaining adequate liquidity at all times. Consideration is given to a wide range of factors in our investment process, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition and ESG profile of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Committee of the Board of Directors ("Risk Committee") approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Committee. The Governance, Investment & Conduct Review Committee of the Board of Directors monitors the Company's Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

1. Investment Profile
Total general fund invested assets of $177.3 billion as at December 31, 2022, were down $7.2 billion from December 31, 2021. The decrease was primarily due to declines in net fair value from rising interest rates and widening credit spreads, partially offset by favourable impacts from foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets:(1)

	December 31, 2022			December 31, 2021
($ millions)	Carrying value	Fair value	% of Total fair value	Carrying value	Fair value	% of Total fair value
Cash, cash equivalents and short-term securities	11,219	11,219	7%	12,278	12,278	6%
Debt securities	75,902	75,902	44%	88,727	88,727	47%
Equity securities	7,148	7,148	4%	9,113	9,113	5%
Mortgages and loans	56,261	51,850	30%	51,692	55,756	29%
Derivative assets	2,095	2,095	1%	1,583	1,583	1%
Other invested assets - financial assets	9,582	9,418	5%	7,081	7,071	4%
Policy loans	3,350	3,350	2%	3,261	3,261	2%
Total financial assets	165,557	160,982	93%	173,735	177,789	94%
Investment properties	10,102	10,102	6%	9,109	9,109	5%
Other invested assets - non-financial assets	1,633	1,633	1%	1,678	1,678	1%
Total invested assets	177,292	172,717	100%	184,522	188,576	100%
(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

2. Debt Securities
The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at December 31, 2022, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 43

Debt Securities by Issuer and Industry Sector

	December 31, 2022		December 31, 2021
($ millions)	Total	% of Total	Total	% of Total
Debt securities issued or guaranteed by:
Canadian federal government	5,611	8%	7,101	8%
Canadian provincial and municipal government	13,665	18%	17,079	19%
U.S. government and agency	1,537	2%	2,413	3%
Other foreign government	4,624	6%	5,511	6%
Total government issued or guaranteed debt securities	25,437	34%	32,104	36%
Corporate debt securities by industry sector:(1)
Financials	11,355	15%	11,948	14%
Utilities	6,676	9%	8,192	9%
Industrials	5,575	7%	6,596	7%
Energy	3,342	4%	4,279	5%
Communication services	3,329	4%	3,886	4%
Real estate	2,506	3%	2,688	3%
Health care	2,034	3%	2,427	3%
Consumer staples	1,978	3%	2,278	3%
Consumer discretionary	1,836	2%	2,120	2%
Information technology	1,384	2%	1,635	2%
Materials	1,295	2%	1,517	2%
Total corporate debt securities	41,310	54%	47,566	54%
Asset-backed securities	9,155	12%	9,057	10%
Total debt securities	75,902	100%	88,727	100%

(1)    Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Geography
The carrying value of our debt securities by geographic location is presented in the following table.

	December 31, 2022				December 31, 2021
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities by geography:
Canada	27,816	4,861	32,677	43%	33,028	5,135	38,163	43%
United States	21,412	5,058	26,470	35%	26,678	4,552	31,230	35%
Europe	6,210	1,393	7,603	10%	8,289	1,337	9,626	11%
Asia	4,761	752	5,513	7%	5,249	622	5,871	7%
Other	2,558	1,081	3,639	5%	2,754	1,083	3,837	4%
Total debt securities	62,757	13,145	75,902	100%	75,998	12,729	88,727	100%
Our gross unrealized losses as at December 31, 2022 for FVTPL and AFS debt securities were $9,522 million and $1,382 million, respectively (December 31, 2021 - $405 million and $122 million, respectively). The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 72% of the total debt securities as at December 31, 2022 (December 31, 2021 - 73%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at December 31, 2022, consistent with December 31, 2021.

44 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

	December 31, 2022				December 31, 2021
($ millions)	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities
Debt securities by credit rating:
AAA	10,400	4,862	15,262	20%	12,811	5,294	18,105	20%
AA	9,545	1,765	11,310	15%	11,510	1,502	13,012	15%
A	24,144	3,552	27,696	37%	29,984	3,282	33,266	38%
BBB	17,947	2,721	20,668	27%	20,710	2,484	23,194	26%
BB and lower	721	245	966	1%	983	167	1,150	1%
Total debt securities	62,757	13,145	75,902	100%	75,998	12,729	88,727	100%

3. Equities
The equity portfolio is well-diversified with approximately 59% of the portfolio invested in exchange-traded funds as at December 31, 2022 (December 31, 2021 - 64%). Exchange-traded fund holdings are primarily in the SPDR S&P 500 ETF Trust and Tracker Fund of Hong Kong Ltd. The carrying value of equities by issuer geography as at December 31, 2022 is set out in the following table.
Equities by Issuer Geography

	December 31, 2022				December 31, 2021
($ millions)	FVTPL equities	AFS equities	Total	% of Total	FVTPL equities	AFS equities	Total	% of Total
Equity securities:
Canada	2,981	57	3,038	42%	3,301	62	3,363	37%
United States	1,732	192	1,924	27%	2,010	1,405	3,415	37%
Europe	361	4	365	5%	449	6	455	5%
Asia	1,717	71	1,788	25%	1,768	102	1,870	21%
Other	33	—	33	1%	10	—	10	—%
Total equity securities	6,824	324	7,148	100%	7,538	1,575	9,113	100%
Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2022.

4. Mortgages and Loans
Mortgages and loans are presented at their carrying value in our 2022 Annual Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	December 31, 2022				December 31, 2021
($ millions)	Mortgages	Loans	Total	% of Total	Mortgages	Loans	Total	% of Total
Canada	9,892	13,143	23,035	41%	9,569	12,885	22,454	43%
United States	5,439	17,238	22,677	40%	5,907	14,596	20,503	40%
Europe	29	7,716	7,745	14%	9	6,093	6,102	12%
Asia	—	556	556	1%	—	532	532	1%
Other	—	2,248	2,248	4%	—	2,101	2,101	4%
Total mortgages and loans	15,360	40,901	56,261	100%	15,485	36,207	51,692	100%
% of Total Invested Assets	9%	23%	32%		8%	20%	28%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 45

Mortgage Portfolio
As at December 31, 2022, we held $15.4 billion of mortgages (December 31, 2021 - $15.5 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	December 31, 2022			December 31, 2021
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	3,001	3,001	—	3,388	3,388
Office	—	3,284	3,284	—	3,531	3,531
Multi-family residential	3,724	1,546	5,270	3,870	1,857	5,727
Industrial and land	—	2,883	2,883	—	2,035	2,035
Other	450	472	922	348	456	804
Total mortgages	4,174	11,186	15,360	4,218	11,267	15,485
% of Total mortgages	27%	73%	100%	27%	73%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2022, 34% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 53% as at December 31, 2022 (December 31, 2021 - 58%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.72 times. Of the $4.0 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 92% were insured by the CMHC.

The following tables summarize our mortgages by credit quality indicator:

($ millions)	December 31, 2022	As % of Total Mortgages	December 31, 2021	As % of Total Mortgages
Mortgages by credit rating:
Insured	4,174	27%	4,218	27%
AAA	—	—%	—	—%
AA	1,769	12%	1,640	11%
A	5,917	38%	4,979	32%
BBB	2,911	19%	3,814	25%
BB and lower	589	4%	822	5%
Impaired	—	—%	12	—%
Total mortgages	15,360	100%	15,485	100%

Loan Portfolio
As at December 31, 2022, we held $40.9 billion of loans (December 31, 2021 - $36.2 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2022, 95% of our total loan portfolio is investment grade (December 31, 2021 - 94%).

($ millions)	December 31, 2022	As % of Total Loans	December 31, 2021	As % of Total Loans
Loans by credit rating:
AAA	274	1%	192	1%
AA	5,712	14%	4,994	14%
A	16,891	41%	14,231	39%
BBB	15,920	39%	14,632	40%
BB and lower	2,071	5%	2,139	6%
Impaired	33	—%	19	—%
Total loans	40,901	100%	36,207	100%

46 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The following tables summarize our loans by sector:

($ millions)	December 31, 2022	As % of Total Loans	December 31, 2021	As % of Total Loans
Loans by Sector:
Corporate issued loans	29,217	71%	24,852	69%
Canadian provincial & municipal government	7,154	18%	7,041	19%
U.S. government & agency	3,022	7%	2,783	8%
Other foreign government	1,451	4%	1,470	4%
Canadian federal government	57	—%	61	—%
Total loans	40,901	100%	36,207	100%

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2022
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,360	40,868	56,228	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	80	145	225	80	112	192
Total	15,440	41,013	56,453	80	112	192
	December 31, 2021
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,473	36,188	51,661	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	71	163	80	52	132
Total	15,565	36,259	51,824	80	52	132
As at December 31, 2022, our impaired mortgages and loans, net of allowances for losses, were $33 million (December 31, 2021 - $31 million).

5. Derivatives
The fair value of derivative assets held by the Company was $2,095 million, while the fair value of derivative liabilities was $2,351 million as at December 31, 2022 (December 31, 2021 - $1,583 million and $1,392 million, respectively).

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter ("OTC") derivative transactions are executed under International Swaps and Derivatives Association ("ISDA") Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	December 31, 2022	December 31, 2021
Net fair value asset (liability)	(256)	191
Total notional amount	69,768	65,966
Credit equivalent amount(1)	1,173	1,179
Risk-weighted credit equivalent amount(1)	26	28

(1)Amounts presented are net of collateral received.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 47

The net fair value of derivatives was a liability of $256 million as at December 31, 2022 (December 31, 2021 - asset of $191 million). The decrease in net fair value was driven by a decrease in interest rate contracts due to upward shifts in yield curves, a decrease in foreign exchange contracts due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by gains on foreign exchange contracts due to swap spread differentials between the U.S. and Canadian dollar.

The total notional amount of our derivatives increased to $69.8 billion as at December 31, 2022 (December 31, 2021 - $66.0 billion). The change in notional amount is mainly attributable to an increase in foreign exchange contracts used for hedging foreign currency assets.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.4 billion, or 1.9% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements and equity forwards. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

Credit Equivalent Amount
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts with a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

	December 31, 2022		December 31, 2021
($ millions)	Credit equivalent amount ("CEA") (1)	Risk weighted CEA (1)	Credit equivalent amount ("CEA") (1)	Risk weighted CEA (1)
Foreign exchange contracts	1,049	24	1,024	24
Interest rate contracts	73	1	90	2
Equity and other contracts	51	1	65	2
Total	1,173	26	1,179	28

(1)    Amounts presented are net of collateral received.

Credit Default Swaps By Underlying Financial Instrument Credit Rating
Credit default swaps ("CDS") are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The Company sells credit protection through CDS to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

	December 31, 2022		December 31, 2021
($ millions)	Notional amount	Fair value	Notional amount	Fair value
Single name credit default swap contracts
AA	20	—	38	1
A	587	4	347	4
BBB	706	5	431	9
BB	47	7	19	—
Total single name credit default swap contracts	1,360	16	835	14
Credit default swap index contracts	—	—	—	—
Total credit default swap contracts sold	1,360	16	835	14

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv of our 2022 Annual Consolidated Financial Statements.

48 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

6. Investment Properties
Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 81% as at December 31, 2022. The increase in our investment property portfolio is predominantly driven by market appraisal gains, net purchases, and impacts of foreign exchange translation in the year.

Investment Properties by Type and Geography

	December 31, 2022
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,747	3,434	926	1,322	612	8,041	79%
United States	647	1,105	263	—	1	2,016	20%
Europe	12	16	17	—	—	45	1%
Total	2,406	4,555	1,206	1,322	613	10,102	100%
% of Total by Type	24%	45%	12%	13%	6%	100%

	December 31, 2021
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,784	2,481	971	1,396	750	7,382	81%
United States	665	600	260	73	66	1,664	18%
Europe	19	20	24	—	—	63	1%
Total	2,468	3,101	1,255	1,469	816	9,109	100%
% of Total by Type	27%	34%	14%	16%	9%	100%

7. Impaired Assets
Financial assets that are classified as FVTPL, which represented 42% of our invested assets as at December 31, 2022, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value in our 2022 Annual Consolidated Financial Statements. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the cost of these assets is greater than their fair values, unrealized losses are recognized in other comprehensive income (loss). Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. Additional detail on our impairment policy is provided in Note 1.iii of our 2022 Annual Consolidated Financial Statements.

8. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2022 was $2,457 million (December 31, 2021 - $2,992 million). The decrease of $535 million was primarily due to yield curve movements and the release of provisions on fixed income assets supporting our insurance contract liabilities, partially offset by currency impacts and increases in the provisions for assets purchased net of dispositions. This asset default provision represents 2.1% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2022.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in a $125 million (post-tax) increase in insurance contract liabilities from ratings and a corresponding decrease to common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% is related to our BBB portfolio.

(1)Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 49

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2022	2021
Opening balance	2,992	3,127
Purchases, dispositions and net asset movement(1)	(294)	251
Changes in assumptions and methodologies	—	—
Changes in ratings	(10)	(25)
Release of provisions(2)	(317)	(339)
Currency	86	(22)
Closing balance	2,457	2,992

(1)    Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)    This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

I. Capital and Liquidity Management
Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

1. Capital
We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors ("Board"). Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company's capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk Committee and any changes are approved by the Board. Our Corporate Capital and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company's capital base consists mainly of common shareholders' equity. Other sources of capital include preferred shares and other equity instruments, non-controlling interests, participating policyholders' equity, subordinated debt issued by SLF Inc. and Sun Life Assurance, and certain other capital securities that qualify as regulatory capital. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust.

50 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 13, 14, 15 and 21 of our 2022 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2022	2021
Subordinated debt(1)	6,676	6,425
Innovative capital instruments(2)	200	200
Equity
Preferred shares and other equity instruments	2,239	2,239
Common shareholders' equity(3)	25,211	24,075
Participating policyholders' equity	1,837	1,700
Non-controlling interests' equity	90	59
Total equity	29,377	28,073
Total capital(1)	36,253	34,698
Financial leverage ratio(1)(4)	25.1%	25.5%

(1)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(2)Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity, non-controlling interests and total shareholders' equity, which includes common shareholders' equity, preferred shares and other equity instruments.

Common shareholders' equity was $25.2 billion as at December 31, 2022 (December 31, 2021 - $24.1 billion). The increase of $1.1 billion was due to common shareholders' net income and other comprehensive income, partially offset by dividends.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 51

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments, preferred shares and other equity instruments outstanding as at December 31, 2022.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2016-2	3.05%	September 19, 2023	2028	1,000
Series 2019-1	2.38%	August 13, 2024	2029	750
Series 2020-1	2.58%	May 10, 2027	2032	1,000
Series 2020-2	2.06%	October 1, 2030	2035	750
Series 2021-1	2.46%	November 18, 2026	2031	500
Series 2021-2	2.80%	November 21, 2028	2033	1,000
Series 2021-3	3.15%	November 18, 2031	2036	500
Series 2022-1	4.78%	August 10, 2029	2034	650
Trust Units Issued by Sun Life Capital Trust
SLEECS - Series B	7.093%	June 30, 2032	Perpetual	200
Class A Preferred Shares and Other Equity Instruments Issued by SLF Inc.
Series 3	4.45%	Any time	Perpetual	250
Series 4	4.45%	Any time	Perpetual	300
Series 5	4.50%	Any time	Perpetual	250
Series 8R(2)	1.825%	June 30, 2025	Perpetual	155
Series 9QR(3)	Floating	June 30, 2025(5)	Perpetual	125
Series 10R(2)	2.967%	September 30, 2026	Perpetual	171
Series 11QR(4)	Floating	September 30, 2026(5)	Perpetual	29
Series 2021-1 - LRCN(6)	3.600%	June 30, 2026	June 30, 2081	1,000

(1)The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value. Redemption of these securities is subject to regulatory approval.
(2)On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025, and on June 30 every five years thereafter.
(4)Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2026, and on September 30 every five years thereafter.
(5)Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.
(6)Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually until June 30, 2026. On June 30, 2026, and every five years thereafter until June 30, 2076, the interest rate on the Series 2021-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield, as defined in the prospectus, plus 2.604%. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets. For more information about the LRCN, see Note 15.B of the 2022 Annual Consolidated Financial Statements.

52 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding
(in millions)	2022	2021
Balance, beginning of year	586	585.1
Stock options exercised	0.4	0.9
Common shares repurchased and cancelled	—	—
Balance, end of year	586.4	586
Number of Stock Options Outstanding
(in millions)	2022	2021
Balance, beginning of year	3.0	3.2
Options issued	0.7	0.8
Options exercised, forfeited or expired	(0.2)	(0.9)
Balance, end of year	3.6	3.0

Under our Canadian Dividend Reinvestment and Share Purchase Plan ("DRIP"), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through our DRIP with cash. For dividend reinvestments, we may, at our option, issue common shares of SLF Inc. from treasury at a discount of up to 5% to the volume-weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the TSX and alternative Canadian trading platforms (collectively, the "Exchanges") at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.'s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.'s common shares on the TSX on the grant date.

As at January 27, 2023, SLF Inc. had 586,397,074 common shares, 3,588,520 options to acquire SLF Inc. common shares and 52,200,000 Class A Shares outstanding.

2. Capital Adequacy
OSFI has indicated that it will review the effectiveness of the LICAT guideline and update it to keep abreast of development in the life insurance industry and evolving risk measurement and management practices.

SLF Inc.
SLF Inc. is a non-operating insurance company and was subject to OSFI's LICAT guideline as at December 31, 2022. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.'s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.'s consolidated capital position is above its internal target. As at December 31, 2022, SLF Inc.'s LICAT ratio was 130%. For additional information, refer to section F - Financial Strength in this document.

Sun Life Assurance
Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary in Canada, was subject to OSFI's LICAT guideline as at December 31, 2022. With a LICAT ratio of 127% as at December 31, 2022, Sun Life Assurance's capital ratio is well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%. The LICAT guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer's regulatory required capital to support these risks. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the section J - Risk Management of this document. For additional information, refer to section F - Financial Strength in this document.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 53

The following table shows the components of Sun Life Assurance's LICAT ratio for 2022 and 2021.

Sun Life Assurance LICAT Ratio

($ millions)	2022	2021
Capital resources
Retained earnings and contributed surplus	18,130	15,934
Adjusted accumulated other comprehensive income	354	811
Common and preferred shares	7,285	7,285
Innovative capital instruments and subordinated debt	350	350
Other	269	252
Less:
Goodwill	2,292	2,370
Non-life investments and other	3,326	2,826
Available capital	20,770	19,436
Surplus allowance and eligible deposits	9,137	10,383
Total Capital resources	29,907	29,819
Capital requirements
Credit, market and insurance risks	23,787	24,292
Less: Diversification and other credits	4,481	4,446
Segregated fund guarantee risk	963	872
Operational risk	2,103	2,101
Total before scalar	22,372	22,819
Base solvency buffer (Total before scalar x 1.05)	23,491	23,960
LICAT ratio	127%	124%
Foreign Life Insurance Companies
Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2022 and 2021. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.'s AIF under the heading Regulatory Matters.

As at December 31, 2022, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Michigan, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Michigan reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. The entity was redomesticated from Vermont to Michigan in 2020. Under the Michigan reinsurance structure, the related excess U.S. statutory reserve requirements are similarly supported by a guarantee from SLF Inc.

3. Shareholder Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS.

During 2022, our dividend payout ratio to common shareholders based on our reported EPS was 53% and on an underlying EPS basis was 44%.

Total common shareholder dividends declared in 2022 were $2.76 per share, compared to $2.31 in 2021.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On November 4, 2021, OSFI lifted this restriction on the basis that these restrictions were no longer considered necessary and Sun Life has subsequently increased its dividend.

54 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Dividends declared

Amount per share	2022	2021	2020
Common shares	2.76	2.31	2.20
Class A preferred shares
Series 1(1)	—	0.890625	1.187500
Series 2(1)	—	0.900000	1.200000
Series 3	1.112500	1.112500	1.112500
Series 4	1.112500	1.112500	1.112500
Series 5	1.125000	1.125000	1.125000
Series 8R(2)(3)	0.456250	0.456250	0.512500
Series 9QR(4)	0.701122	0.382421	0.583985
Series 10R(2)(5)	0.741750	0.718313	0.710500
Series 11QR(6)	0.891122	0.572421	0.774505
Series 12R(7)	—	0.951500	0.951500

(1)Series 1 and 2 Shares were redeemed on September 30, 2021.
(2)On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)The dividend rate was reset on June 30, 2020 to a fixed annual dividend rate of 1.825% until the earliest redemption date June 30, 2025.
(4)Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025 and on June 30 every five years thereafter.
(5)The dividend rate was reset on September 30, 2021 to a fixed annual dividend rate of 2.967% until the earliest redemption date September 30, 2026.
(6)Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2026 and on September 30 every five years thereafter.
(7)The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the earliest redemption date December 31, 2021. Series 12R Shares were redeemed on December 31, 2021.

4. Principal Sources and Uses of Funds
Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2022, we maintained net cash, cash equivalents and short-term securities totaling $11.2 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities decreased by $0.9 billion. The table below outlines our principal sources and uses of cash.

($ millions)	2022	2021
Net cash and cash equivalents, beginning of period	7,693	10,648
Cash flows provided by (used in):
Operating activities	4,311	(1,857)
Investing activities	(2,863)	(803)
Financing activities	(71)	(260)
Changes due to fluctuations in exchange rates	302	(35)
Increase (decrease) in cash and cash equivalents	1,679	(2,955)
Net cash and cash equivalents, end of period	9,372	7,693
Short-term securities, end of period	1,841	4,452
Net cash, cash equivalents and short-term securities, end of period	11,213	12,145

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 55

5. Liquidity
We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:
•Capital levels
•Asset levels
•Matching position
•Diversification and credit quality of investments
•Cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

SLF Inc. and its wholly-owned holding companies had $1.1 billion in cash and other liquid assets(1) as at December 31, 2022. See section F - Financial Strength in this document for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2022					December 31, 2021
Credit Facility	Amount		Utilized		Expiry	Amount		Utilized		Expiry
Committed	US	$400	US	$11	2025	US	$400	US	$12	2025
Committed	US	$1,950	US	$1,358	2024	US	$1,000	US	$349	2023
Committed		$500		$500	2025		$—		$—	n/a
Uncommitted	US	$100	US	$—	n/a	US	$100	US	$—	n/a
Uncommitted		$227		$89	n/a		$225		$81	n/a
Uncommitted	US	$25	US	$5	n/a	US	$25	US	$7	n/a
The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2022. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.'s total equity was $29.4 billion as at December 31, 2022.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

(1)This is a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
56 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

J. Risk Management
1. Risk Management Framework
The Company has an established Risk Management Framework ("Risk Framework") approved by the Board that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our Purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risks cannot necessarily be eliminated or known with certainty, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company's business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy and business objectives are all aligned and risk management protocols and programs are embedded within every business segment.

Risk Management Framework
Risk Governance and Accountabilities
Risk Universe
Risk Appetite
Risk Management Policies
Risk Management Process
Identify
Measure
Manage
Monitor
Report
Three Lines of Defence Model
First Line
Business
Second Line
Oversight & Challenge
Third Line
Independent Assurance
Risk Culture
Tone from the Top
Transparency
Challenge
Incentives
Communication
Accountability

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 57

2. Risk Governance and Accountabilities
Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Risk Management Governance Structure

The Board and Management Committees as well as the risks that they oversee are highlighted below.

Board Governance and Oversight

Business and Strategic Risk	Credit Risk	Market Risk	Insurance Risk	Liquidity Risk	Operational Risk
Board of Directors					
Risk Committee	Risk Committee Governance, Investment & Conduct Review Committee	Risk Committee	Risk Committee	Risk Committee	Risk Committee Audit Committee Management Resources Committee Governance, Investment & Conduct Review Committee

Senior Management Committee Governance and Oversight

Business and Strategic Risk	Credit Risk	Market Risk	Insurance Risk	Liquidity Risk	Operational Risk
Executive Risk Committee					
Executive Risk Committee	Investment & Credit Risk Committee	Corporate Asset Liability Management Committee	Insurance Risk Committee	Corporate Asset Liability Management Committee	Operational Risk & Compliance Committee

Business Group Risk and Oversight

Board of Directors
The Board is responsible for ensuring the governance of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy and providing ongoing oversight of the risk management programs, the Board monitors that significant risks are appropriately identified and managed. The Board oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

The Risk Committee is a standing committee of the Board whose primary functions are to assist the Board with oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place programs, frameworks, policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. It reviews and approves all risk management frameworks, policies and reviews compliance with those frameworks and policies. In addition, where the Board has delegated risk oversight to other committees of the Board ("Board Committees"), the Risk Committee provides the Board with an integrated view of oversight of risk management across all Board committees. The Risk Committee regularly monitors the Company's risk profile to ensure it is within the agreed risk appetite and that the Company's capital position exceeds regulatory capital requirements, monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The Risk Committee also oversees risk management activities of our subsidiaries and risks posed to the Company through its joint ventures.

The Governance, Investment & Conduct Review Committee (“GICRC”) of the Board is responsible for assisting the Board in developing effective corporate governance guidelines and processes, including processes to assess the effectiveness of the Board and its committees. It reviews and monitors the Company's Investment Plan and investment performance, and oversees investment practices, procedures and controls related to the management of the general fund investment portfolio. The Committee assists the Board with its oversight over the Corporation’s sustainability reporting and Sustainability Plan. In addition, the GICRC meets with the senior business and functional leaders who have first-line responsibility for compliance and compliance management programs, oversees the effectiveness of the second-line compliance function, oversees compliance with legal and regulatory requirements and the identification and management of compliance risk, and oversees the development of policies and processes to sustain ethical behaviour.

The Audit Committee of the Board is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee of the Board is responsible for assisting the Board with oversight of succession planning for senior executive positions and programs to effectively attract, retain, develop and reward employees. It provides guidance to management on advancing the talent
58 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

agenda to achieve strategic objectives and foster Sun Life's culture. The Committee reviews incentive designs and governance of material incentive programs against alignment with business objectives and avoiding excessive risk taking. It reviews the implications of key enterprise risks, including human resources risks pertaining to compensation design and human resources practices. In addition, the Committee reviews compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the Company.

Senior Management Committees
The Executive Risk Committee ("ERC") provides executive management oversight of the Company's enterprise risk management activities. This includes the review and articulation of the risk appetite, overseeing that the risk profile is within the agreed risk appetite, and overseeing that there are policies, processes and controls are in place to identify and effectively manage the significant risks, in accordance with the risk appetite and the overall objective of promoting a balanced business and product model to achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing critical matters related to the on-going management of the Company's General Fund. Accordingly, the Committee is responsible for overseeing, monitoring and reviewing current and potential credit and investment risk exposures, other credit and investment risk management issues and future credit and investment risk management strategies.

The Corporate Asset Liability Management Committee is responsible for providing oversight and input on the Asset Liability Management framework, policies, guidelines, limits, measurement and performance assessment applicable to the management of market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company's general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company's operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of major operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place. This includes reviewing the current and projected insurance risk profile against limits; engaging in review of topical insurance, reinsurance and underwriting risk issues; and reviewing and recommending changes to the insurance risk measurement methodology to the ERC.

Accountabilities
Primary accountability for risk management is delegated by the Board to our Chief Executive Officer ("CEO"). The CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring that the management of risk in the scope of their business accountability is in accordance with the Board approved Risk Framework, Risk Appetite Policy and risk management policies.

3. Risk Universe
As a large financial services organization operating in a complex industry, the Company encounters a variety of risks and uncertainties. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive, regulatory, social and environmental landscapes. We are subject to financial and insurance risks that are connected to our liabilities and with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. Each of these risks is also considered from the perspective of different types of uncertainties under which either the outcomes and/or their probabilities of occurrence are unknown. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

4. Risk Appetite
Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company's risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company's ability to pay claims and fulfill policyholder commitments is not compromised.

The Company's risk appetite is the primary mechanism to operationalize its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing operational risk and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company's overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment or distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 59

ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

5. Risk Management Policies
In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management frameworks, policies and operating guidelines. These frameworks, policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board and Board Committees regularly review and approve significant changes to the risk management framework and policies and regularly review management's reporting and attestation on compliance to these policies.

6. Risk Management Process
The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement
All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor key and emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations and inter-connections between various risk events and categories, and monitor key and emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures and includes a number of techniques, such as monitoring key risk indicators, probability-severity assessments, stress testing (including sensitivity and scenario analysis), reverse stress testing and stochastic modelling. Risk measures are expressed in quantitative and qualitative terms.

A robust stress testing program is an essential component of the Company's Risk Framework used to measure, monitor and mitigate the Company's risk exposures and to ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Emerging risks are one of the inputs to determine stress test scenarios. Sensitivity testing is conducted on a regular basis and measures the earnings and regulatory capital impact from changes in underlying risk factors, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the Financial Condition Testing ("FCT") process, as prescribed by the Canadian Institute of Actuaries, to satisfy requirements under the Canadian insurance Company Act, and OSFI regulations, to annually stress test capital.

Risk Management, Monitoring and Reporting
Risk management decisions are formed by evaluating whether the assessed risk for a business activity aligns to our risk appetite and meets the objective of risk-adjusted returns.

Monitoring processes include oversight by the Board, which is exercised through Board Committees and Senior Management committees described in the Risk Governance and Accountabilities section in this document.

Senior Management committees, Board Committees and the Board regularly review reports that summarize our risk profile against the Board approved risk appetite, including the exposures across our principal risks, any changes in risk trends, forward-looking view of risks and emerging risks. These committees also review the effectiveness of the risk management strategies presented in the reports. On a regular basis, the Board and the Board Committees review and approve any significant changes to risk management frameworks and policies for the management of risk and review compliance with these frameworks and policies.

7. Three Lines of Defence
The Company has adopted the Three Lines of Defence ("LOD") model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and that encourages all functions to engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by the business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks. Some of the first LOD risk related responsibilities include:
•Identification of key and emerging risks;
•Manage, measure, monitor and report on risk within their business operations;
•Accountability for business results and the risks taken to achieve business results and the resulting impact of those risks; and
•Operating within risk appetite and according to risk management policies.

The second line of defence includes the Chief Risk Officer ("CRO") and heads of the oversight functions who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile
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of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy. Some of the key second LOD risk related responsibilities include:
•Establishment of the risk management framework and policies;
•Providing oversight and effective independent challenge of first line; and
•Independent reporting to Senior Management committees and the Board on the level of risk against risk appetite.

The third line of defence responsibilities are distinct from first and second LOD responsibilities. The Internal Audit function is the third LOD and is responsible for providing independent assurance to Senior Management and the Board and/or Board Committees on the design and operational effectiveness of the risk management practices and internal controls carried out by first LOD and second LOD. Internal Audit provides a quarterly opinion on the effectiveness of internal controls, risk management and governance processes to the Audit Committee of the Board. In addition, the Risk Committee may engage third-party independent reviews to supplement the third LOD review of the effectiveness of the Company's risk management programs.

8. Risk Culture and Philosophy
We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The Board establishes the "tone from the top" and is accountable to ensure that the CEO and Senior Management create and sustain a culture of integrity throughout the organization. We work together through our focus on diversity, equity and inclusion and sustainability to fulfill our Purpose of helping our Clients to achieve lifetime financial security and to live healthier lives.

Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It enables effective challenge and transparency regarding risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements support our Risk Culture:
•Establishing tone from the top;
•Encouraging transparency in risk-taking;
•Performing effective challenge in conducting business decisions;
•Aligning incentives and risk management practices;
•Effectively communicating the risk culture expectations; and
•Establishing clear accountabilities.

A key premise of our culture is that all employees have an important role to play in managing the Company's risks. Risk Management is embedded in the Company's culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization's risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on risk culture elements at various forums and across various levels through training on the Code of Conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Company's risk philosophy includes the following core principles:

Strategic Alignment
Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity, intended to achieve the business and financial objectives, will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite constraints for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and through controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Stakeholder Interests
Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including Clients, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management's decisions are consistent with the Company's risk philosophy and risk appetite. To ensure this, the business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board. Compensation programs for employees are approved by the Board and the Board Committees and are aligned with the Company's risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment
We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 61

Portfolio Perspective
In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our businesses.

Risk-Adjusted Returns
Financial return metrics used to assess business activities are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Culture
Culture is the sum of the shared assumptions, values and beliefs that create the unique character of an organization. Our culture encourages behaviour aligned with goals for long-term value creation. It defines the appropriate behaviour for any given situation, governs the interaction with Clients and affects how employees identify with the organization. Our culture has significant potential to impact our risk profile. An organization's culture impacts its ability to create value and to protect value. Maintaining the right balance of risk-taking and risk control activities is a key organizational capability and fundamental to our long-term sustainable success.

9. Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2022. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables

and text, and the Risk Management disclosure should be read in its entirely.	This information should be considered carefully together with other information in this MD&A and in the 2022 AIF, our Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in Corporate.
Our Risk Framework groups all risks into six major risk categories: market, insurance, credit, business and strategic, operational and liquidity risks.

i. Market Risk
Risk Description
We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate, foreign currency, and inflation risks.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls as outlined below:
•Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
Specific market risks and our risk management strategies are discussed below in further detail.
Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

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We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:
•Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
•Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•Higher new business strain reflecting lower new business profitability;
•Reduced return on new fixed income asset purchases, and higher hedging costs;
•The impact of changes in actuarial assumptions;
•Impairment of goodwill; and
•Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1) Net income in section J - Risk Management in this document refers to common shareholders' net income.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 63

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2022, we realized $20 million (pre-tax), in net gains on the sale of AFS assets (2021 - $146 million). The net unrealized gains (losses) within our Accumulated OCI position on AFS fixed income and equity assets were $(1,098) million and $73 million, respectively, net of tax, as at December 31, 2022 (December 31, 2021 - $137 million and $129 million, respectively).

During the fourth quarter of 2022, we realized $9 million (pre-tax), in net losses on the sale of AFS assets (net gains of $5 million pre-tax in the fourth quarter of 2021).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2022 and December 31, 2021.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

($ millions, unless otherwise noted) As at December 31, 2022
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(300)	$(100)	$100	$250
Potential impact on OCI(3)	$(100)	$(50)	$50	$100
Potential impact on LICAT(2)(4)	1.0% point decrease	0.0% point change	0.5% point decrease	0.5% point decrease

($ millions, unless otherwise noted) As at December 31, 2021
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$350
Potential impact on OCI(3)	$(150)	$(50)	$50	$150
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.5% point increase

(1) Represents the respective change across all equity markets as at December 31, 2022 and December 31, 2021. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2022 and December 31, 2021, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

64 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2022 and December 31, 2021.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)	As at December 31, 2022		As at December 31, 2021
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$—	$—	$(50)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	1.0% point increase	1.5% point decrease	1.5% point increase	0.5% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2022 and December 31, 2021 with no change to the Actuarial Standards Board ("ASB") promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2022 and December 31, 2021, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. The extent to which actual LICAT ratio movements differ from the indicative sensitivities may increase when we are close to a scenario switch. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2022. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at December 31, 2022 and December 31, 2021.

($ millions, unless otherwise noted)	As at December 31, 2022		As at December 31, 2021
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(25)	$25	$(75)	$50
Potential impact on LICAT(3)	1.0% point increase	1.0% point decrease	0.5% point decrease	0.5% point increase

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded in increments of $25 million.
(3) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. The extent to which actual LICAT ratio movements differ from the indicative sensitivities may increase when we are close to a scenario switch. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at December 31, 2022		As at December 31, 2021
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$—	$—	$25	$(25)

(1)Sensitivities have been rounded in increments of $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

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LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. As per OSFI's communication, this treatment will remain in place until at least December 31, 2023. The switching of the scenario can also change the direction of our sensitivities.

SLF Inc. and Sun Life Assurance experienced multiple scenario switches in the year. The scenario switches did not materially change the six-quarter smoothing impact that has been previously disclosed.

For SLF Inc., the six-quarter smoothing resulted in a one percentage point increase to the LICAT ratio in the year. Assuming no further scenario switches, the LICAT ratio is expected to increase by one percentage point over the next five quarters.

For Sun Life Assurance, the six-quarter smoothing resulted in a three percentage point increase to the LICAT ratio in the year. Assuming no further scenario switches, the LICAT ratio is expected to increase by one percentage point over the next five quarters.

Market Risk Management Strategies
Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for OTC derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2022.

Asset-Liability Management Applications for Derivative Usage
The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management - interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate swaps, swaptions, floors and bond futures
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels and currency fluctuations	Put options, call options, futures and swaps on equity indices, interest rate swaps, bond futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

66 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about three-quarters of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of dynamic hedging strategies and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees
Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2022 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.
Segregated Fund Risk Exposures

As at December 31, 2022
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	11,573	755	10,808	68
Asia	1,289	328	1,560	67
Corporate(4)	2,167	204	890	156
Total	15,029	1,287	13,258	291

As at December 31, 2021
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	13,751	183	11,210	350
Asia	1,728	166	1,711	69
Corporate(4)	2,672	137	892	184
Total	18,151	486	13,813	603

(1)The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 67

The movement of the items in the table above from December 31, 2021 to December 31, 2022 primarily resulted from the following factors:
(i)    the total fund values decreased due to decreases in equity markets and increases in interest rates;
(ii)     the total amount at risk increased due to decreases in equity markets;
(iii)     the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)     the total insurance contract liabilities decreased due to increases in interest rates, partially offset by decreases in equity markets.

Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity-related exposure of our segregated fund contracts. As at December 31, 2022, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2022 and December 31, 2021.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

December 31, 2022
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(100)	(150)	(350)
Hedging impact	100	100	300
Net of hedging	—	(50)	(50)

December 31, 2021
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(350)
Hedging impact	150	100	250
Net of hedging	—	(50)	(100)

(1)Net income sensitivities have been rounded in increments of $50 million.
(2)Since the fair value of benefits being hedged will generally differ from the financial statement value, this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2022 and December 31, 2021, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)Represents the change across all equity markets as at December 31, 2022 and December 31, 2021. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts) and longer-dated put options. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

68 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our real estate investments as at December 31, 2022 would decrease net income(1) by approximately $450 million (December 31, 2021 - decrease of $375 million). Conversely, an instantaneous 10% increase in the value of our real estate investments as at December 31, 2022 would increase net income by approximately $450 million (December 31, 2021 - increase of $350 million).

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2022 and December 31, 2021, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures. The resulting net income exposure to changes in inflation rates arising from benefit payments is not material.

The impact of inflation on expenses is discussed in Expense Risk section under section 9 - ii Insurance risk in this document.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
The market risk sensitivities are measures of estimated changes in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2021 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section L - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

(1)Sensitivities have been rounded in increments of $25 million.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 69

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2022 and December 31, 2021, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2022 and December 31, 2021, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
The market risk sensitivities reflect the IFRS 4 and IAS 39 accounting standards in effect as at December 31, 2022 and December 31, 2021. Adoption of IFRS 17 and IFRS 9 may result in changes to the magnitude or direction of the reported net income, OCI, and LICAT ratio sensitivities. The impact on CSM will be disclosed as part of the IFRS 17 market risk sensitivities, as changes related to financial risk are first recorded through the CSM for insurance contracts measured using the VFA.
Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects, residual risk, potential reported earnings and capital volatility remain. Hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2022 annual MD&A. Additional information on market risk can be found in Note 6 of our 2022 Annual Consolidated Financial Statements and the Risk Factors section in the 2022 AIF.

ii. Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control
We employ a wide range of insurance risk management practices and controls, as outlined below:
•Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
•Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
70 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 million in Canada and US$40 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 million in Canada and US$50 million outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Policyholder Behaviour Risk
We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder's life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
•Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•Limits on the amount that policyholders can surrender or borrow.
•Restrictions on the timing of policyholders' ability to exercise certain options.
•Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed which could result in updates to policy liabilities.

Mortality and Morbidity Risk
Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics that could occur in geographic locations where there is significant insurance coverage. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 71

Longevity Risk
Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Product Design and Pricing Risk
Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:
•Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
•Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk
Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk
We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by a few of our reinsurers, as they continue to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

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Additional information on insurance risk can be found in Note 7 of our 2022 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iii. Credit Risk
Risk Description
Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control
We employ a wide range of credit risk management practices and controls, as outlined below:
•Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for credit risk.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
•Comprehensive due diligence processes and ongoing credit analyses are conducted.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse credit developments.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 of our 2022 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iv. Business and Strategic Risk
Risk Description
Business and strategic risk is the risk of loss from the inability to adequately identify, plan or implement an appropriate strategy to achieve strategic and business objectives or adapt to changes in Client behaviours or the external business, economic, political, regulatory or environmental and social landscape or when assumptions made in strategy are not realized as expected.

Business and Strategic Risk Management Governance and Control
We employ a wide range of business and strategic risk management practices and controls, as outlined below:
•Business and strategic risk governance practices are in place, including independent monitoring, review and reporting to senior management, the Board and the Board Committees.
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•Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed at the executive level and the key themes, issues and risks emerging are discussed by the Board and the Board Committees.
•Our business and strategic plans are subject to approval by the Board, which also receives regular reviews of implementation progress against key business plan objectives.
•Comprehensive policies including the Risk Management Framework, Risk Appetite Policy, Product Design and Pricing Policy, Mergers and Acquisition Policy, Capital and Liquidity Management Framework and Capital Risk Policy are in place.
•Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.
•Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•Merger, acquisition, strategic investments and divestiture transactions are governed by a Board-approved Merger and Acquisition Risk Management Policy and significant transactions require the approval of the Board.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We regularly review and adapt our business strategies and plans to take account of changes in the external business, economic, political and regulatory environments in which we operate. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic, regulatory and competitive environment in which we operate.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk
We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.
Strategic Execution Risk
Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to identify and implement the right set of initiatives could also lead to cost structure challenges and inability to achieve our growth objectives.

Distribution Risk
Failure to achieve planned distribution scale could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments
We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. Any transaction that we enter into introduces a number of risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, and other factors.

There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. There is a risk that the capital utilized to finance any transaction could limit our ability to deploy further capital to pursue other opportunities and initiatives. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction that we enter into is contingent on several factors, which include the effective separation and/or integration of the transferred businesses, restructuring and/or reorganization of related businesses, and incentivizing and/or retaining personnel to effectively execute these transactions. In addition, the integration of operations and harmonization of any differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Anticipated synergies and other expected benefits may not materialize due to a failure to successfully integrate the acquired businesses with our existing operations. Any of these risks, if realized, could prevent us from achieving the expected results from a transaction or could impact our financial and strategic objectives.

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To mitigate these risks, we have established procedures to govern the evaluation, execution and integration of merger and acquisition transactions. Regular updates on execution and integration risks relating to these transactions are provided to the Board, Board Committees and senior management committees, as appropriate, along with any mitigants developed to address such risks.

Competitive Environment
Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product and service quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Investment Performance
Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

Changes in Legal and Regulatory Environment
Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy and may result in increased implementation costs and diversion of resources to manage the change. These changes could impact financial reporting, accounting processes, capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries and product offerings, solvency requirements, executive compensation, and corporate governance practices and could impose restrictions on our foreign operations (such as limits on foreign ownership of local companies). All of these changes could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

Environmental and Social Risk
Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect impacts of environmental and social risks. Environmental and social risks include but are not limited to environmental damage on properties owned or managed by us and climate change-related physical and transition risks, public health issues and issues of inequality. These risks may occur in our direct operations, investing activities or other areas of our value chain.

Business units in our Asset Management pillar integrate environmental, social and governance (ESG) considerations in their investment decision-making for Sun Life assets and Client assets. Existing and potential ESG risks are incorporated, subject to data availability, into initial and ongoing reviews and assessments of public equities and fixed income, private fixed income, real estate, infrastructure and commercial mortgage investments, among others. In addition, we monitor our third-party managers in the asset management, general account and fund platform businesses through our International Investment Centre. This centre functions as an investment research and consulting group. In the due diligence and monitoring of third-party managers, it assesses each manager’s incorporation of ESG into its investment processes, as well as other relevant sustainability factors, and monitors them on an ongoing basis. These activities may be undertaken on behalf of, or in partnership with, the relevant Sun Life businesses. These businesses may also undertake their own due diligence activities.

We engage in and monitor environmental, social and broader sustainability developments in part through our participation as a signatory to the United Nations-supported Principles for Responsible Investment ("PRI"), United Nations Environment Programme - Finance Initiative ("UNEP FI"), Climate Action 100+, Climate Engagement Canada and CDP (formerly the Carbon Disclosure Project).

Our Chief Sustainability Officer leads enterprise-wide efforts to embed sustainable practices across our businesses and help drive further actions that create a cleaner, more inclusive, and sustainable future, in line with our enterprise strategy and our Purpose. Our International Sustainability Council, composed of senior executives from each of our businesses, key functions and regions convenes on broad sustainability issues. Members are responsible for implementation of our sustainability plan, through the areas of focus that align with their business or function. They champion,
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influence and drive action. We report on sustainability performance, including reporting related to climate change, environmental and social issues, in our annual Sustainability Report, which is published on the same date as our Annual Report and is available at sunlife.com/sustainability.

Climate Change
Climate change is one of the defining issues of our time. The scientific community has demonstrated that the world is warming. Governments, regulators, investors, clients and other stakeholders are increasing efforts to tackle this global issue. We believe that it is incumbent upon us to respond and to take actions that support the goal of the Paris Agreement to limit the global temperature increase in this century to well below 2 degrees Celsius compared to pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels.

The commitments we make to our Clients may extend decades into the future. For this reason, risks related to climate change impacts that could occur in the future exist within the solutions we are providing to our Clients today. Our Purpose of helping our Clients achieve lifetime financial security and live healthier lives cannot be achieved without a sound approach to climate change that supports the transition to a lower-carbon future. Our Purpose can best be realized through the integration of this mindset across our businesses, and through working collaboratively with other stakeholders towards a common goal of avoiding the worst effects of climate change. We have set a goal to achieve net-zero GHG emissions by 2050. (Refer to Metrics and Targets for additional details).

Our climate strategy includes the following elements:
•We recognize that as a long-term investor, we have the opportunity to be part of the solution to this global challenge and invest proactively in assets and businesses that support a transition to a lower-carbon economy.
•We assess climate-related impacts on our businesses and investments with the aim of prudently managing them to realize our commitments, while acknowledging the challenges of uncertainty and imperfect data to inform such decisions.
•We are committed to advocacy and collaboration with governments, regulators, investors and industry leaders to develop supportive net-zero programs and policies that pave a path towards decarbonization.
•We advocate for better data and disclosures, so we can make better-informed assessments of climate-related risks. We support the actions of regulators to require reporting aligned to the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures ("TCFD"), and welcome ongoing efforts to improve disclosure standards.
•We commit to continuously improving our climate-related measurement, monitoring and reporting.
•We are focused on reducing climate impact and strengthening the resilience of our own operations around the world, as well as the properties that we own in our investment portfolio.

We commit to working together across industries, with our Clients, investees and other stakeholders to contribute to solving this global challenge. We recognize that we do not yet have the answers to this complex topic.

Our strategy will evolve over time, building on our experience and external developments.

TCFD Disclosures
The following sets out our climate-related disclosures in line with TCFD recommendations, which are structured around four themes that represent core elements of how organizations operate: strategy, governance, risk management, and metrics and targets.

Strategy

Climate change has potential implications for us as an insurance and asset management company. Climate change is impacting the life and health of people worldwide. The increased severity and frequency of extreme weather events and the chronic shift towards higher temperatures could have meaningful impacts on health. Heat-related deaths and hospitalizations have increased over the last decade and will continue to increase as temperatures rise. Lower air quality from pollutants, warming temperatures and wildfires could have long-term implications on respiratory health. Also negatively impacting our mental health is the emotional distress, anxiety and trauma caused by extreme weather events.

Changing precipitation and ensuing floods, droughts and wildfires directly impact food crops and can lead to food insecurity and malnutrition. Changing precipitation and warming temperatures also increase the proliferation of pests, causing direct damage to food crops, while also spreading disease like dengue fever and Zika. It is expected that warming temperatures will expand the geographic region and lengthen the duration of the transmission season for diseases spread by mosquitos and other pests.

A focus of our Financial Condition Testing ("FCT")(1) has been climate-related investment risks which we believe are larger and a more immediate concern. The scope and scale of climate related life and health risks for Sun Life are relatively small at this point in time, although still a significant longer-term concern we are monitoring. In addition to using climate scenarios in FCT, our experience with climate scenario analysis includes participation in a pilot project between the Bank of Canada, OSFI, and a small group of Canadian financial institutions in 2021. The pilot focused on transition risks and was designed to capture a range of potential outcomes and illustrate the kinds of stresses on the financial system and economy that could occur as the world transitions to a lower-carbon future. The findings of the pilot were broadly consistent with our past understanding of sectors that are most likely to be affected by potential climate change transition impacts and the implications of delaying policy action.

(1)Financial Condition Testing is a stress testing exercise to assess the future financial condition of Sun Life under adverse scenarios.
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A transition to a lower carbon economy could affect asset values. Among other impacts, portfolio investments in coal, conventional oil and oil sands producers, utilities and related fossil fuel industries, railways and pipelines, as well as markets that depend on these industries, may be subject to additional financial risk as a result of changes in regulation, cost of capital, consumer preferences and competition from renewable energy companies. This may lead to lower overall profitability and/or stranded assets (assets for which the investment costs cannot be recovered as intended).

Physical climate impacts could affect investments in real assets such as real estate, commercial mortgages, and infrastructure, as well as our own operations, and operations and revenues of our Clients and businesses across our portfolios. Risks may result from increased severity and frequency of extreme weather events and from longer-term shifts in climate patterns.

For further discussion of potential climate-related risks, please refer to Environmental and Social Risk in our 2022 AIF under Risk Factors – Business and Strategic Risk.

From an investments perspective, climate change presents both risks and opportunities.
Climate-related opportunities include those related to sustainability and green bonds, investments in developing resilient and adaptive real estate and infrastructure as well as renewable energy and other assets and businesses that support or benefit from a transition to a low-carbon economy. Many companies and industries are benefiting from climate change-related tailwinds, such as mobility (vehicle electrification), energy efficiency services, battery technology and renewables. Through our ESG integration efforts, we seek to identify these investment opportunities in both public and private markets, including opportunities in securitized investments and direct investments (real estate, traditional public infrastructure, and other types of public infrastructure such as sustainable agriculture). We were the first life insurer globally to issue a sustainability bond. Sustainability bonds can play a role in supporting the transition to a lower-carbon economy. Through our Asset Management pillar, we are well-positioned to invest in this transition. Asset management is delivered by SLC Fixed Income, Infrared, BGO and Crescent, all of which operate under the SLC Management brand, as well as by MFS. Climate-related investing strategies for our asset management businesses are highlighted below:
•SLC Management invests in sustainable infrastructure around the world through its platform of public and private fixed income investments. Sustainable infrastructure categories include renewable energy, energy efficiency, and clean transportation.
•InfraRed invests in and manages social infrastructure and energy efficiency, low-carbon generation, and renewable energy projects, which advances our sustainable investment options for institutional Clients while complementing our focus on sustainable investing and climate change.
•BGO proactively addresses climate risks at the property and portfolio levels through strategic planning that assesses and mitigates critical vulnerabilities and builds adaptive capacity. BGO utilizes its award-winning proprietary resilience tool that combines industry research with predictive climate modeling to deliver tailor-made climate resilience adaptation plans across our portfolios. These efforts help BGO to drive for long-term returns for Clients and investors.
•Crescent’s investment decisions are guided by Clients’ long-term interests, which are served through the incorporation of ESG considerations, including those related to climate change. Where possible, Crescent seeks to engage collaboratively with portfolio companies on topics such as carbon emissions measurement and reporting and energy efficiency.
•As long-term investors in public issuers, MFS assesses climate change as a key investment decision factor at both the issuer level and portfolio level. MFS also regularly engages with companies to encourage better disclosure and management of climate-related risks and opportunities. MFS’ Climate Manifesto outlines its beliefs and purpose as an investor with regard to the risks and opportunities associated with climate change and the goal of achieving net-zero emissions by 2050.

As longer-term investors, we believe that integrating climate change as a key element of investment decision-making can be a source of competitive advantage for two reasons: it should lead to stronger risk-adjusted returns for Clients over time, and stronger ESG investment ratings from groups such as PRI, Morningstar, GRESB and others, which are increasingly key decision factors for Clients. As participants in Climate Engagement Canada and Climate Action 100+ investor initiatives, we engage some of the world’s largest corporate GHG emitters with whom we have investments, to encourage them to align their climate related goals and objectives with those of the Company and our Clients.

The same principles are used in the selection and monitoring of third-party investment managers that we engage to invest assets on behalf of our Clients in group retirement savings plans, private pools, Guaranteed Investment Funds (GIFs) and mutual funds. We recognize that our Clients are increasingly bringing a sustainable investment lens to our solutions. Our GRS business’s proprietary ESG integration evaluation framework helps sponsors of Sun Life Canada group retirement plans make informed decisions about the investment options they make available to their employees in their workplace plans. The evaluation framework uses detailed criteria in three key areas: Firm Policies, Investment Process and Active Ownership. SLGI similarly evaluates its managers on firm commitment, investment strategy and active ownership. This approach provides deeper insights into its managers’ direction on ESG matters and their ability to embed these considerations across all aspects of the investment decision process.

We engage on emerging climate regulation and policy impacting our business directly and through industry associations, such as the Canadian Life and Health Insurance Association, the American Council of Life Insurers and the Canadian Chamber of Commerce. We have advocated for improved climate-related financial disclosure and data and harmonization of emerging standards and regulations. Better and more consistent data across industries would allow for better decision making and ultimately for capital to flow to those companies that are working to develop real solutions for the transition to a low-carbon economy. In addition, we advocate for improving Canada’s sustainable finance market and expanding opportunities to invest in green buildings and sustainable infrastructure. We disclose our lobbying activities in compliance with regulatory obligations as determined by jurisdiction.

Governance

Three Board Committees have oversight over aspects of climate change:
•The GICRC provides oversight of our enterprise-wide Sustainability Policy and sustainability program, including reviewing and recommending approval of the annual Sustainability Report and Sustainability Plan to the Board. The GICRC monitors progress on the Sustainability Plan’s implementation, goals and targets, including GHG emissions performance.
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•The Risk Committee provides enterprise-wide oversight of the management of current and emerging risks, including of climate-related risks and, broadly, environmental risks. For more detail on the Risk Committee’s role, refer to Risk Management in this section.
•The Audit Committee has oversight of all financial disclosures in the financial statements and MD&A, including those related to climate change.

The Board has ultimate oversight of climate change issues, and uses reports from the Board Committee Chairs noted above, and other direct presentations by management and external experts, to decide on the nature and extent of its input and to provide challenge, advice and guidance to senior management on the enterprise approach to climate change. In 2022, climate-related topics were reviewed by the Board or a Committee of the Board at each of the quarterly meetings and the annual board strategy meeting either as part of dedicated agenda topics on Sun Life’s Business and Strategic Plans, including Sun Life’s sustainability strategy, or as part of various committee, officer and business group reports.

At the management level, the Chief Sustainability Officer, Chief Risk Officer, and Chief Investment Officer play key roles in assessing and managing climate-related risks and opportunities.
•Our Chief Sustainability Officer has overall accountability for sustainability, including climate change, across the enterprise. This accountability includes setting strategy and the governance framework for our organization. As stated above, the Chief Sustainability Officer chairs our International Sustainability Council. Sun Life’s Vice-President of Climate Change and Environmental Impact, a newly-created role in 2022 reporting directly to the Chief Sustainability Officer, oversees the development and implementation of the enterprise-wide climate change strategy, climate risk and decarbonization performance and reporting functions.
•Our Chief Risk Officer is responsible for leading the Risk Management function (as noted above in Risk Management sections 2 and 7). Key and emerging risks are monitored and reported to the Risk Committee of the Board.
•The Chief Investment Officer chairs the Sustainability Committee and Sustainable Investment Council within SLC Management. The Sustainability Committee is responsible for setting strategic direction related to sustainability and ESG matters and sets priorities on key sustainability initiatives across SLC Management. The Sustainable Investment Council oversees the integration of material ESG factors, including climate change, into the investment process.
•MFS has established oversight committees to provide strategic leadership and support the effective integration of sustainability across MFS. The MFS Sustainability Executive Group provides strategic leadership concerning MFS’ sustainability strategy. It includes various senior leaders responsible for the integration of sustainability across the firm. MFS has also established committees that are a part of its existing committee governance structure. These committees are devoted to the implementation of specific aspects of MFS’ sustainability strategy, including ESG integration strategy and policies, engagement, proxy voting and ESG client and corporate strategies and policies.

Risk Management

Climate risk management is integrated into our Risk Framework, Governance, and supporting processes (as noted in preceding sections 1 through 8 and under Governance above).

Our definition of climate risk includes physical impacts of climate change and impacts of the transition to a lower-carbon economy. These impacts can include, but are not limited to, damage to owned and operated real assets including real estate and infrastructure, a reduction in the values of investments in public and private fixed income and non-fixed income assets tied to fossil fuels and carbon intensive industries, litigation risk to a company or sector in which we invest, health impacts to affected populations, and socio-economic, geopolitical and regulatory changes.

From an investment perspective, climate-related risks (where material to an industry or asset class) are integrated into the risk management process as we look to make long-term investments that are better positioned to withstand issues related to climate change. We incorporate a number of different analyses into our assessment of climate risks through both stand-alone analysis of physical risks by geographic region and through the assessment of business model and carbon transition risks. Climate-related risk categories monitored may include acute and chronic physical risks and transition risks related to current and emerging laws and regulation, changing technology, market and reputation risks or consumer preferences.

Each of the Company’s asset management businesses takes its own approach to identifying, assessing, monitoring and responding to climate-related risks and opportunities, based on the asset classes it invests in. Approaches are refined periodically. Examples of approaches include:
•Proprietary climate risk surveys to identify, assess and respond to climate-related risks and opportunities;
•Portfolio and asset level risk analysis to inform investment decisions and resilience plans;
•Scoring methodologies that look to standardize the assessment of transition risks. For example, when considering a longer-term investment in fossil fuel related companies, SLC Fixed Income reviews the companies' carbon reduction plans and ability to transition to a lower-carbon future;
•Emissions data analysis;
•Stranded asset modeling;
•Carbon intensity monitoring and benchmarking; and
•Individual as well as collaborative engagements on topics such as decarbonization.

Additionally, an environmental issue, whether caused by climate change or other factors, on a property owned or operated by us could have financial or reputational impacts. We maintain an environmental risk management program to help monitor and manage real estate investment assets from losses due to environmental issues and to ensure compliance with applicable laws. We maintain insurance policies to cover certain environmental risks on owned assets. We have implemented a business continuity program to facilitate the recovery of critical business operations if an environmental issue affects a location where we conduct operations. The Company’s corporate real estate group, together with our building owners and property managers, assesses the potential effects of climate change-related hazards and examines ways to improve the ability of our buildings to withstand these hazards. These hazards include tornadoes, flash floods, ice storms and coastline flooding.

Metrics and Targets

The Company has set a goal to achieve net-zero GHG emissions by 2050 for both its investments and operations, and is continuing progress on its climate commitments with a focus on setting interim targets. Our asset management businesses that are members of the Net Zero Asset Managers
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(NZAM) initiative have been communicating their interim targets following their finalization. The NZAM initiative is an international group of asset managers committed to supporting the goal of net-zero emissions by 2050 or sooner. NZAM members include MFS, SLGI and SLC Management businesses SLC Fixed Income, InfraRed and BGO. As an asset owner, the Company plans to achieve net-zero GHG emissions in its general account. We are using the Partnership for Carbon Accounting Financials ("PCAF") methodology for determining our financed emissions. Our approach for achieving net-zero emissions in the General Account will focus on asset classes where we have access to quality data, net-zero emissions methodologies are established, and where we believe we can have the biggest real-world impact in reducing emissions. Updated interim targets and a summary of our other commitments and progress towards net-zero emissions are available at www.sunlife.com/sustainability.

For our operations, we have set an interim target of a 50% absolute reduction of GHG emissions by 2030, relative to 2019. This target includes emissions reductions from our offices and corporate travel(1). While we continue our efforts to reduce GHG emissions, we purchase high-quality carbon offsets to compensate for the remaining emissions in our operations that we have yet to reduce. This approach of purchasing offsets is not part of our enterprise decarbonization strategy, but is one way to help manage the climate impact of our operations today, while we work towards our interim 2030 operational target and enterprise-wide goal of net-zero GHG emissions by 2050.

The Company is continuing progress towards its target of $20 billion in new sustainable investments from 2021 to 2025 across its general account and Client investments, which are managed by SLC Management. Investments include, but are not limited to, renewable energy, energy efficiency, sustainable buildings, clean transportation, water management, and social infrastructure projects. We report our progress in our annual Sustainability Report available at www.sunlife.com/sustainability.

Sun Life and majority-owned affiliate companies report global Scope 1 and 2 emissions from company-occupied real estate, data centres and real estate investments under our financial control (as defined in the GHG Protocol Corporate Accounting and Reporting Standard) as well as Scope 3 emissions(2) associated with corporate travel and real estate-related sources (where Scope 3 data is available) in our annual Sustainability Report available at www.sunlife.com/sustainability. DentaQuest corporate offices are excluded for the 2022 reporting cycle. All emissions reporting is aligned to the GHG Protocol Corporate Accounting and Reporting Standard using the financial control approach.

Please refer to Environmental and Social Risk in our AIF for additional climate-related risk discussion.

v. Operational Risk
Risk Description
Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control
We employ a wide range of operational risk management practices and controls, as outlined below:
•Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•Risk appetite limits have been established in Operational Risk.
•Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
•Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.
•We have established appropriate internal controls and systems for talent acquisition, rewards and development programs that attract, build and retain top talent and create strong succession plans as well as compensation programs, and we provide ongoing training to our people.
•We conduct regular monitoring of employee engagement to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail and in the Risk Factor section in the AIF.

(1)Emissions resulting from global corporate offices and data centres as well as from corporate travel, inclusive of majority-owned Sun Life affiliate companies. DentaQuest corporate offices are excluded for the 2022 reporting cycle. All emissions reporting is aligned to the GHG Protocol Corporate Accounting and Reporting Standard using the financial control approach.
(2)Scope 3 emissions are related to global corporate travel (air, rail, car-rental and employee-claimed mileage), utilities for company-occupied real estate that are not under our financial control, as well as water consumption and waste generated at real estate investments.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 79

Information Security and Privacy Risks
Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties' information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

There continues to be an increasing number of information security compromises and privacy breaches across industry sectors, governments and individuals. The increasing scope and complexity of malicious activity poses a significant risk to our systems and these risks may be exacerbated by the breadth of our operations, our geographic footprint and the complexity of our technology systems. The risk of information security compromises and privacy breaches continued during the COVID-19 pandemic as individuals extending remote working arrangements. A serious security or privacy breach of either an internal or third-party service provider’s computer system that contains sensitive business, Client and/or employee information may result in business interruption, theft or misuse of confidential information, regulatory penalties and scrutiny, litigation, reputational damage and may have an adverse impact on current and future business opportunities with our Clients, employees and business relationships. We continue to monitor for increases in malicious activity due to the conflict in Ukraine.

We continue investing in people, processes and technology to strengthen our abilities to respond to the evolving threat landscape. Our Information Security framework is overseen by the Chief Information Security Officer, supported by senior leadership and by our Operational Risk Management Framework. Our information security framework and governance controls (policies, procedures, training) are aligned with recognized industry standards and are compliant with applicable laws and regulations.

Our well-established security controls and processes are intent on protecting our information and computer systems and the information entrusted to us by our Clients and employees. Our protection strategy leverages information security risk assessments and privacy impact assessments to evaluate potential risks. The security framework also includes technology and process safeguards and regularly promotes secure behavioural practices. As part of our layered security approach, we deliver general security awareness training sessions to all employees every year that is reinforced with regular awareness resources and activities.

Many jurisdictions in which we do business are developing and implementing cyber security reporting requirements and more stringent consumer privacy legislation, many with greater enforcement powers for regulators and higher fines and penalties. Our global privacy program monitors adherence to our global privacy commitments, local laws and local privacy policies. We have also established a network of privacy officers across the Company who monitor emerging privacy legislation and provide guidance on handling personal information and help manage, report and resolve any privacy incidents that may occur. We also conduct privacy training, provide regular monitoring and reporting and carry cyber risk insurance to help mitigate the impact of privacy incidents.

Human Resources Risk
Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation and talent programs that effectively drive employee behaviour and shape corporate culture. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place to ensure compliance with employment legislation, minimize the risk of employee misconduct, and proactively develop employee skills, capabilities and behaviours to meet future business needs.

Regulatory Compliance, Legal and Conduct Risk
We are subject to extensive regulatory oversight by financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes Enterprise-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. The employee training programs include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. Effective governance, oversight and implementation is a coordinated effort between first and second lines of defence functions. Second line oversight relies on a network of compliance officers. In addition to the second line, the general counsel in each business segment provides advice. The Chief Compliance Officer reports regularly to the Board and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

80 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Information Technology Risk
The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.
To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, directives and controls through our technology approval and risk governance model to ensure ongoing systems availability, stability and currency.

Third-Party Risk
We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI's and other local regulatory requirements, and which set out our requirements to identify, assess, manage, monitor and report on third-party risks. Our program includes third-party risk assessments and enhanced due diligence if a supplier will have access to any personal data and/or confidential information or access to non-public systems. The key elements and risks associated with the third party are documented in the form of a written agreement, and the company monitors performance of its third parties in a manner that is commensurate to the size, risk, scope and complexity of the third-party relationship.

Business Disruption Risk
To conduct operations, our businesses are dependent on the availability of trained employees, physical locations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted. System disruptions as well as unanticipated events, including pandemics, can negatively affect staff, preventing them from getting to work or from operating business processes.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity, crisis management and disaster recovery planning. Our policy, guidelines and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. In addition, to regularly update and test business continuity plans for critical business operations, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk
We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models' life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk
As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the a) inability to capture, manage, retain and appropriately dispose of business records, b) the inability to provide data that is valid, complete, accurate, consistent, unique, or timely to support business decisions, and c) the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.
To manage and monitor information management risk, we have an internal control framework, data governance and record management practices in place. Additional information on operational risk can be found in the Risk Factors section in the AIF.

vi. Liquidity Risk
Risk Description
Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 81

Liquidity Risk Management Governance and Control
We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:
•Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
•Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
•Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
•We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•Various credit facilities for general corporate purposes are maintained.

82 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2022 and 2021:

Financial Liabilities and Contractual Obligations
December 31, 2022 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$16,743	$8,421	$8,775	$391,172	$425,111
Senior debentures and unsecured financing(2)	14	28	28	548	618
Subordinated debt(2)	208	416	416	7,856	8,896
Bond repurchase agreements	2,725	—	—	—	2,725
Accounts payable and accrued expenses	8,619	—	—	—	8,619
Lease liabilities(3)	168	297	211	324	1,000
Secured borrowings from mortgage securitization	87	767	757	762	2,373
Borrowed funds(2)	210	26	38	170	444
Credit facilities	2,339	—	—	—	2,339
Total liabilities	$31,113	$9,955	$10,225	$400,832	$452,125
Contractual commitments:(4)
Contractual loans, equities and mortgages	$1,134	$1,202	$375	$2,359	$5,070
Total contractual commitments	$1,134	$1,202	$375	$2,359	$5,070
December 31, 2021 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$14,781	$8,271	$8,383	$344,533	$375,968
Senior debentures and unsecured financing(2)	14	28	28	555	625
Subordinated debt(2)	188	375	375	7,587	8,525
Bond repurchase agreements	2,324	—	—	—	2,324
Accounts payable and accrued expenses	7,284	—	—	—	7,284
Lease liabilities(3)	151	276	188	335	950
Secured borrowings from mortgage securitization	150	377	869	817	2,213
Borrowed funds(2)	116	94	51	229	490
Credit facilities	441	—	—	—	441
Total liabilities	$25,449	$9,421	$9,894	$354,056	$398,820
Contractual commitments:(4)
Contractual loans, equities and mortgages	$1,184	$1,023	$407	$1,597	$4,211
Total contractual commitments	$1,184	$1,023	$407	$1,597	$4,211

(1) These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2) Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3) Lease liabilities are included on the Consolidated Statements of Financial Position due to the implementation of IFRS 16 Leases ("IFRS 16").
(4) Contractual commitments and operating lease commitments are not reported on our Consolidated Financial Statements. Additional information on these commitments is included in Note 23 of our 2022 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 of our 2022 Annual Consolidated Financial Statements and the Risk Factors section in the 2022 AIF.

vii. Other Risks
Risks relating to the COVID-19 Pandemic
Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on our results, business, financial condition or liquidity, and could result in changes to the way we operate. The COVID-19 pandemic and the measures imposed by governments around the world have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways. Additional risks are emerging around governments' withdrawal of COVID-19 pandemic support measures, and how they will seek to finance the unprecedented level of support. The worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, expenses, results of operations, corporate reputation and financial condition. Sustained adverse effects could negatively impact profitability and also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. These actions may also have the effect of heightening many of the other risks described in the Risk Factors section in our AIF and section J - Risk Management in this document. This includes, but is not limited to:
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 83

•Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;
•Credit risk, including defaults, impairments and downgrades;
•Business and strategic risk including economic and political risk, business strategy implementation risk, distribution risk, expense risk, changes in Client behaviour, sales, investment performance, and changes in legal and regulatory environment;
•Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support Clients, advisors, employees, products, and services; and
•Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including variants, vaccine efficacy, public acceptance of containment measures and vaccine adoption, the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, and could vary by country and result in differing outcomes. The longer-term impacts of COVID-19 on morbidity and mortality are unknown and are being monitored. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.
Consistent with the protocols and programs established in our Risk Management Framework, we continue to manage the risks that arise when providing products and services to Clients, which are in line with our Purpose to help Client achieve lifetime financial security and live healthier lives.

IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") to be Adopted in 2023
For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 requires significant changes to accounting and reporting process. To ensure readiness, we have invested to modernize our finance and actuarial technology platforms, including the centralization of actuarial models and the enablement of self-service reporting and analysis to produce management information and enhance business insights. During the year ended December 31, 2022, we performed parallel reporting which allowed for the analysis of results based on both current and future reporting requirements.

As part of our implementation, we have dedicated significant resources to execute and oversee the multi-year cross functional plan to manage operational, regulatory, and business and strategic risks associated with the implementation of these standards.
•Operational risk - IFRS 17 and IFRS 9 requires a more expansive set of data, introduces complex estimation techniques, computational requirements and disclosures, which necessitate a major transformation to various actuarial and financial reporting processes, tools, and systems.
•Business and strategic risk - the standards may create additional volatility in our financial results and capital position. Volatility of reported results may require changes to business strategies and the introduction of new or modified non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.
•Regulatory Capital risk - In addition to IFRS 17 changes, LICAT Guideline changes for Segregated Fund Guarantee capital are also planned to take effect January 1, 2025. OSFI has been engaging the industry in testing of new Segregated Fund Guarantee capital requirements,.

The adoption of IFRS 17 and IFRS 9 is not expected to have a material impact on our overall business strategies. However, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings, in combination with IFRS 9, are expected to have the following impacts:
•A net transfer of $4.5 billion from Shareholders’ equity, primarily driven by the establishment of the contractual service margin (“CSM”) on the balance sheet, among other items.
•A high single digit decrease(1) in 2022 underlying net income as we restate the comparative year.

On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. The CSM balance will qualify as Tier 1 available capital. We expect a high single digit increase to the LICAT ratio on adoption and we also expect capital generation and capital sensitivities to be relatively unchanged under the new regime(2).

Our medium-term financial objectives(3), following the adoption of IFRS 17 and 9 as at January 1, 2023, will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ under IFRS 4)
•Underlying Dividend payout ratio: 40-50%

Additional information on other risks can be found in the Risk Factor section in our 2022 AIF and Note 2 in the Consolidated Financial Statements for the year ended December 31, 2022.

(1)The amount can be impacted by changes in certain experience-related items that are dependent on economic and/or operating environment factors. This statement is a forward-looking statement within the meaning of applicable securities laws. For more information, see section O - Forward-looking Statements in this document.
(2)This statement is a forward-looking statement within the meaning of applicable securities laws. For more information, see the Forward-looking statements section in this document.
(3)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in section O - Forward-looking Statements of this document.
84 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

K. Additional Financial Disclosure
1. Selected Annual Information

($ millions, after-tax, unless otherwise stated)	2022	2021	2020
Total revenue	23,322	35,688	43,337
Common shareholders' net income (loss)	3,060	3,934	2,404
Reported basic earnings per share ($)	5.22	6.72	4.11
Reported earnings per share (diluted) ($)	5.21	6.69	4.10
Total assets	330,906	345,370	323,011
2. Items related to Statement of Operations
i. Business Group Summary Statements of Operations

	2022						2021
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total	Total
Net premiums	15,121	8,309	—	3,374	59	26,863	23,053
Net investment income (loss)	(4,864)	(2,306)	28	(3,242)	(1,203)	(11,587)	4,633
Fee income	1,610	297	5,729	620	(210)	8,046	8,002
Revenue	11,867	6,300	5,757	752	(1,354)	23,322	35,688
Gross claims and benefits paid	11,935	7,645	—	1,982	482	22,044	18,722
Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets	(4,395)	(3,810)	—	(3,401)	(1,708)	(13,314)	2,150
Operating expenses, commissions and premium taxes	3,918	2,316	4,120	1,731	279	12,364	11,817
Reinsurance expenses (recoveries)	(1,315)	(654)	—	(168)	(3)	(2,140)	(2,425)
Interest expense	201	74	95	74	1	445	327
Total benefits and expenses	10,344	5,571	4,215	218	(949)	19,399	30,591
Income tax expense (benefit)	363	143	345	63	(293)	621	727
Dividends on preferred shares and distributions on other equity instruments	—	—	—	—	70	70	101
Non-controlling interests and participating policyholders' income in net income of subsidiaries	160	—	56	(44)	—	172	335
Reported net income (loss) - Common shareholders	1,000	586	1,141	515	(182)	3,060	3,934

2022 vs. 2021

Canada
Canada's revenue decreased $7.0 billion or 37% in 2022, reflecting net investment losses from fair value changes of assets, partially offset by higher net premiums in Sun Life Health and Individual Insurance & Wealth.

U.S.
U.S.'s revenue increased $0.3 billion or 5% in 2022, driven by higher net premiums across all businesses, largely offset by net investment losses from fair value changes of assets.

Asset Management
Asset Management's revenue decreased $0.1 billion or 2% in 2022, reflecting lower fee income in MFS, partially offset by higher fee income in SLC Management.

Asia
Asia's revenue decreased $4.3 billion or 85% in 2022, reflecting net investment losses from fair value changes of assets.

Corporate
Corporate's loss increased $1.2 billion in 2022, reflecting higher net investment losses from fair value changes of assets.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 85

ii. Revenue
Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and foreign exchange translation on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from administrative services only ("ASO"), as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market-related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

	Year-to-date
($ millions)	2022	2021
Premiums
Life insurance	11,395	10,925
Health insurance	13,820	10,664
Annuities	3,945	3,917
Gross	29,160	25,506
Life insurance	(1,329)	(1,563)
Health insurance	(701)	(611)
Annuities	(267)	(279)
Less: Ceded	2,297	2,453
Net premiums	26,863	23,053
Net investment income (loss)
Interest and other investment income	6,152	6,272
Fair value(1) and foreign currency changes on assets and liabilities	(17,759)	(1,785)
Net gains (losses) on available-for-sale assets	20	146
Net Investment income (loss)	(11,587)	4,633
Fee income	8,046	8,002
Total revenue	23,322	35,688

(1)Represents the change in FVTPL assets and liabilities.

Revenue decreased by $12.4 billion or 35% in 2022 compared to the prior year, reflecting lower net investment income from fair value changes of assets, partially offset by higher net premium revenue. Foreign exchange translation increased revenue by $614 million.

Gross premiums increased by $3.7 billion or 14% in 2022 compared to the prior year, driven by increases in the U.S and Canada.

Ceded premiums of $2.3 billion decreased $0.2 billion or 6% in 2022 compared to the prior year reflecting decreases in the U.S partially offset by increases in Canada.

Net investment income decreased by $16.2 billion in 2022 compared to the prior year, mainly from fair value changes of assets reflecting the impact of interest rates, credit spreads, and equity markets.

Fee income was in line with prior year.

86 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

iii. Benefits and Expenses

($ millions)	2022	2021
Benefits and Expenses
Gross claims and benefits paid	22,044	18,722
Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets(1)	(13,314)	2,150
Operating expenses, commissions and premium taxes	12,364	11,817
Reinsurance expenses (recoveries)	(2,140)	(2,425)
Interest expense	445	327
Total benefits and expenses	19,399	30,591

(1)    Includes changes in insurance contract liabilities, investment contract liabilities, reinsurance assets and segregated funds. For more information, see Note 10.E in our 2022 Annual Consolidated Financial Statements.

Total benefits and expenses decreased by $11.2 billion or 37% in 2022 compared to the prior year, primarily reflecting decreases in insurance contract liabilities, partially offset by gross claims and benefits paid.

Gross claims and benefits paid of $22.0 billion increased $3.3 billion or 17.7% in 2022 compared to the prior year, primarily driven by increases in Canada and the U.S.

Changes in insurance contract liabilities, investment contract liabilities and reinsurance assets decreased by $15.5 billion in 2022 compared to the prior year, driven by Canada, Asia and the U.S.

Operating expenses, commissions and premium taxes increased $0.5 billion or 5% in 2022 compared to the prior year, reflecting higher project spend, partially offset by $151 million of favourable foreign exchange translation. For additional information, see Note 18 of our 2022 Annual Consolidated Financial Statements.

Reinsurance recoveries of $2.1 billion decreased by $0.3 billion or 11.8% and interest expense of $0.4 billion increased $0.1 billion or 36% in 2022 compared to the prior year.

iv. Taxes
Income Taxes
In 2022, we had an income tax expense of $621 million on reported net income before taxes of $3,923 million, which resulted in an effective income tax rate of 15.8%. This compares to an income tax expense of $727 million on reported net income before taxes of $5,097 million and an effective income tax rate of 14.3% in 2021.

On an underlying basis(1), in 2022, we had an income tax expense of $765 million on our underlying net income before taxes of $4,565 million, representing an effective income tax rate of 16.8% which is within our expected range of 15% to 20%. This compares to an income tax expense of $578 million on our underlying net income before taxes of $4,275 million and an effective income tax rate of 13.5% in 2021, which was slightly below our expected range of 15% to 20%.

See section D - Profitability - 5 - Income taxes in this document for additional information on our effective tax rates.

Other Taxes
In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2022	2021
Income tax expense	621	727
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	453	396
Payroll taxes	221	202
Property taxes	130	126
Goods and services tax ("GST"), harmonized tax ("HST") and other sales taxes	130	125
Business taxes and other	50	58
Total indirect taxes	984	907
Total taxes	1,605	1,634
Reported effective income tax rate	15.8%	14.3%
Total taxes as a percentage of net income before deduction of total taxes	32.7%	27.2%

(1)    Premium taxes include investment income tax.

(1)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 87

3. Items related to Statements of Financial Position
i. Changes in Liabilities and Shareholders' Equity
Insurance contract liabilities balances before Other policy liabilities of $131.4 billion as at December 31, 2022 (December 31, 2021 - $139.7 billion), reflect changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and foreign exchange translation.

Total shareholders' equity, including preferred share capital, is $27.5 billion as at December 31, 2022 (December 31, 2021 - $26.3 billion). The change reflects:
(i)total shareholders' net income of $3,130 million, before preferred share dividends of $70 million; and
(ii)an increase of $934 million from the impacts of foreign exchange translation; partially offset by
(iii)common share dividend payments of $1,614 million; and
(iv)net unrealized losses on AFS assets in OCI of $1,290 million.

As at January 27, 2023, SLF Inc. had 586,397,074 common shares, 3,588,520 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

ii. Off-Balance Sheet Arrangements
In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending. For more information, see Note 5 in our 2022 Annual Consolidated Financial Statements.

iii. Goodwill and Intangibles Impairment
The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2022. Impairment charges on goodwill of $170 million were recognized in 2022 and there were no goodwill impairment charges in 2021. Impairment charges on intangible assets of $18 million were recognized in 2022 and there were impairment charges of $9 million in 2021.

iv. Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 of our 2022 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section J - Risk Management - 9 - Risk Categories - vi - Liquidity Risk.

88 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

4. Fourth Quarter 2022 Profitability
The following table reconciles our reported net income and underlying net income. The table also sets out the impacts of experience-related items attributable to reported net income and underlying net income in the fourth quarter of 2022 and 2021. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Q4'22	Q4'21
($ millions, after-tax)
Reported net income - Common shareholders	951	1,078
Less: Market-related impacts(1)	(136)	156
Assumption changes and management actions(1)	54	(19)
Other adjustments(1)(2)	43	43
Underlying net income(3)	990	898
Reported ROE(3)	15.1%	18.0%
Underlying ROE(3)	15.7%	15.0%
Experience-related items attributable to reported net income and underlying net income(3)(4)
Investing activity	59	14
Credit	18	32
Mortality	(47)	(71)
Morbidity	92	(34)
Policyholder behaviour	(2)	(10)
Expenses	(28)	(47)
Other experience	(4)	(1)
Total of experience-related items(3)(4)	88	(117)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 89

Quarterly Comparison - Q4'22 vs. Q4'21
Reported net income of $951 million decreased $127 million or 12%, primarily reflecting unfavourable market-related impacts and DentaQuest integration costs, partially offset by the impact of the Canada Tax Rate Change(1), fair value changes on MFS' share-based payment awards and ACMA. Prior year reported net income included a gain on the IPO of our India asset management joint venture partially offset by an increase to SLC Management's acquisition-related liabilities(2).

Underlying net income of $990 million increased $92 million or 10%,driven by business growth and experience in protection and health and contribution from the DentaQuest acquisition. This was partially offset by lower wealth and asset management earnings reflecting declines in global equity markets, and a higher effective tax rate compared to prior year.

Foreign exchange translation led to an increase of $32 million and $36 million in reported net income and in underlying net income, respectively.

Our Q4'22 effective income tax/(income tax recovery) rate(3) on reported net income and underlying net income(3) were (1.0)% and 16.1%, respectively (Q4'21 - 4.2% and 4.8%, respectively). In the fourth quarter of 2022, the tax recovery on reported net income was primarily due to the Canada Tax Rate Change, while the effective tax rate on underlying net income was within the expected range of 15% to 20%. In the fourth quarter of 2021, the effective tax rate on underlying net income was below the expected range primarily due to higher tax-exempt investment income and resolutions of prior years' tax matters. For additional information, refer to Note 20 in our Consolidated Financial Statements for the period ended December 31, 2022.

Performance by Business Group - Fourth Quarter
We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of Canada, U.S., Asset Management, Asia and Corporate.

The following table sets out the differences between our reported net income (loss) and underlying net income (loss) by business group.

	Q4'22
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	367	110	322	98	54	951
Less: Market-related impacts(1)	(44)	(63)	—	(88)	59	(136)
Assumption changes and management actions(1)	34	3	—	17	—	54
Other adjustments(1)	53	(70)	9	17	34	43
Underlying net income (loss)(2)	324	240	313	152	(39)	990
	Q4'21
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078
Less: Market-related impacts(1)	90	40	—	23	3	156
Assumption changes and management actions(1)	2	(19)	—	(2)	—	(19)
Other adjustments(1)	(2)	(8)	(242)	295	—	43
Underlying net income (loss)(2)	266	72	382	130	48	898

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Quarterly Comparison - Q4'22 vs. Q4'21
Canada
Canada's reported net income of $367 million increased $11 million or 3%, mainly driven by the impact of the Canada Tax Rate Change(1) and an increase in underlying net income, partially offset by a decrease in the value of real estate investments and lower equity market gains.

Underlying net income of $324 million increased $58 million or 22%, primarily driven by experience-related items and higher investment-related earnings. Growth in protection and health was mostly offset by lower wealth results reflecting declines in equity markets. Experience in the fourth quarter included favourable morbidity mainly reflecting lower claims volumes and higher margins in Sun Life Health, and investment gains.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada. This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, total Company and Canada reported net income increased by $127 million, and $76 million, respectively, in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section D - Profitability in this document for more information.
(2)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(3)Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
90 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

U.S.
U.S.'s reported net income of US$81 million ($110 million) increased US$13 million ($25 million) or 29%, driven by the increase in underlying net income, partially offset by market-related impacts and DentaQuest integration costs.

Underlying net income of US$177 million ($240 million) increased US$121 million ($168 million), driven by growth across all businesses, contribution from the DentaQuest acquisition and favourable experience-related items. Experience in the quarter included favourable morbidity mainly reflecting lower medical stop-loss and group disability claims volumes, and investment gains, partially offset by mortality due to higher value claims. Compared to prior year, mortality experience in Group Benefits improved significantly due to lower COVID-19-related claims

Foreign exchange translation led to an increase of $9 million in reported net income and $17 million in underlying net income.

Asset Management
Asset Management's reported net income of $322 million increased $182 million, which included a charge for the increase in SLC Management's acquisition-related liabilities(1) in the fourth quarter of 2021. Q4'22 reported net income also reflects a decline in the fair value of MFS' share-based payment awards, mostly offset by the decline in underlying net income.

Underlying net income of $313 million decreased $69 million or 18%, primarily due to lower MFS earnings.

Foreign exchange translation led to an increase of $21 million in reported net income and $20 million in underlying net income.

MFS reported net income of US$223 million decreased US$11 million or 5%, reflecting fair value changes on MFS' share-based payment awards. Underlying net income of US$202 million decreased US$70 million or 26% , largely reflecting declines in global equity markets which contributed to lower ANA, partially offset by lower variable compensation expenses and higher net investment returns. Pre-tax net operating profit margin was 40%, (Q4'21 - 43%), driven by the decline in ANA.

SLC Management reported net income was $19 million, compared to reported net loss of $155 million in the prior year, which included a charge for the increase in SLC Management's acquisition-related liabilities(1) in the fourth quarter of 2021. Underlying net income of $38 million decreased $2 million or 5%. Higher fee-related earnings reflecting strong capital raising and capital deployment across the platform were mostly offset by real estate investment losses.

Asia
Asia's reported net income of $98 million decreased $348 million or 78% , reflecting a prior year gain from the IPO of our India asset management joint venture and unfavourable market-related impacts in the current year.

Underlying net income of $152 million increased $22 million or 17%, driven by business growth and experience in protection and health, including improved mortality compared to prior year which included COVID-19-related claims, partially offset by lower fee-based income reflecting equity market declines. Higher new business strain in Hong Kong was offset by new business gains in International and Vietnam.

Foreign exchange translation led to an increase of $5 million and $1 million in reported net income and underlying net income, respectively.

Corporate
Corporate reported net income of $54 million increased $3 million or 6%, reflecting the net impact of tax related matters(2) largely offset by the change in underlying net income.

Underlying net loss was $39 million, compared to net income of $48 million in the prior year, reflecting a higher effective tax rate, partially offset by lower expenses.

5. Fourth Quarter 2022 Growth
Revenue of $12,301 million decreased $694 million or 5% compared to the same period in 2021, reflecting fair value changes of assets driven by higher interest rates, partially offset by net premium growth. Foreign exchange translation increased revenue by $369 million.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)    Tax related matters include tax-exempt investment income in reported net income and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada. This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $51 million in the fourth quarter, reflected in Other adjustments. Refer to section D - Profitability in this document for more information.
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 91

6. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q4'22	Q3'22	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21	Q1'21
Total revenue	12,301	8,630	2,011	380	12,995	8,510	12,669	1,514
Common shareholders' net income (loss)
Reported net income	951	466	785	858	1,078	1,019	900	937
Less: Market-related impacts(1)	(136)	(160)	(152)	38	156	171	91	209
Assumption changes and management actions(1)	54	7	—	1	(19)	95	2	(4)
Other adjustments(1)(2)	43	(330)	45	(24)	43	(149)	(76)	(118)
Underlying net income(3)	990	949	892	843	898	902	883	850
Diluted EPS ($)
Reported	1.62	0.80	1.34	1.46	1.83	1.74	1.53	1.59
Underlying(3)	1.69	1.62	1.52	1.44	1.53	1.54	1.50	1.45
Basic reported EPS ($)
Reported	1.62	0.80	1.34	1.46	1.84	1.74	1.54	1.60
Reported net income (loss) by segment - Common shareholders
Canada	367	210	160	263	356	393	404	405
U.S.	110	94	213	169	85	46	157	211
Asset Management	322	215	296	308	140	301	221	230
Asia	98	125	131	161	446	288	143	198
Corporate	54	(178)	(15)	(43)	51	(9)	(25)	(107)
Total reported net income (loss) - Common shareholders	951	466	785	858	1,078	1,019	900	937
Less: Market-related impacts (pre-tax)(1)	(273)	(212)	(109)	193	153	231	85	380
ACMA (pre-tax)(1)	67	15	—	1	(23)	93	2	(6)
Other adjustments (pre-tax)(1)(4)	(88)	(362)	57	(26)	67	(179)	(64)	(144)
Tax expense (benefit) on above items(4)	255	76	(55)	(153)	(17)	(28)	(6)	(143)
Underlying net income (loss) by segment(3)
Canada	324	300	344	298	266	290	290	285
U.S.	240	216	154	118	72	110	165	171
Asset Management	313	295	270	326	382	362	311	291
Asia	152	175	148	152	130	145	152	159
Corporate	(39)	(37)	(24)	(51)	48	(5)	(35)	(56)
Total underlying net income (loss)(3)	990	949	892	843	898	902	883	850

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section L - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. For more details, see section L - Non-IFRS Financial Measures in this document..
(4)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Third Quarter 2022
Reported    net income of $466 million decreased $553 million or 54% from prior year, primarily reflecting unfavourable market-related impacts, a
$170 million charge related to the sale of    Sun Life UK, less favourable ACMA impacts, and an increase in SLC Management's acquisition-related liabilities, partially offset by fair value changes on MFS' share-based payment awards. Underlying net income of $949 million increased $47 million or 5%, driven by business growth and experience in protection and health including a strong contribution from the DentaQuest acquisition. This was partially offset by lower fee-based income in wealth and asset management, mainly driven by declines in global equity markets.

Second Quarter 2022
Q2'22 reported net income of $785 million decreased $115 million or 13%, reflecting unfavourable market-related impacts and DentaQuest acquisition costs, partially offset by fair value changes on MFS' share-based payment awards and a gain on the sale-leaseback of our Wellesley office in the U.S. Underlying net income of $892 million was up slightly driven by business growth, new business gains, contribution from the DentaQuest acquisition, and lower incentive compensation expenses. This was largely offset by Asset Management results reflecting a decline in global equity markets driving lower average net assets, lower available-for-sale gains and morbidity experience in the U.S. Foreign exchange translation led to an increase of $16 million and $12 million in reported net income and underlying net income, respectively.

92 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

First Quarter 2022
Q1'22 reported net income of $858 million decreased $79 million or 8%, driven by less favourable market-related impacts, partially offset by a Q1'21 restructuring charge and lower fair value changes on MFS' share-based payment awards. Underlying net income of $843 million was down slightly, driven by broad-based business growth, favourable expense experience and investment gains, offset by unfavourable mortality and morbidity experience, and lower AFS gains.

Fourth Quarter 2021
Q4'21 reported net income of $1,078 million increased $334 million or 45% compared to the prior year, driven by a $297 million gain on the Initial Public Offering of our India asset management joint venture and an increase in the value of our real estate investments, partially offset by a
$153 million increase in SLC Management's acquisition-related liabilities. Underlying net income of $898 million increased $36 million or 4%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth. Underlying net income also benefited from a lower effective tax rate in the quarter, largely offset by $113 million of ongoing COVID-19-related mortality and morbidity experience. Foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

Third Quarter 2021
Q3'21 reported net income of $1,019 million increased $269 million or 36% compared to the prior year, driven by favourable market-related impacts from changes in the fair value of investment properties, and ACMA, partially offset by a par allocation adjustment. Underlying net income of
$902 million increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation. Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the Q3'21, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income.

Second Quarter 2021
Q2'21 reported net income increased by $381 million compared to the prior year, driven by favourable market-related impacts, primarily from changes in interest rates. Underlying net income increased by $144 million or 19%, driven by business growth, a lower effective tax rate, and favourable credit experience. These factors were partially offset by the unfavourable impacts of foreign exchange translation, lower investing activity and unfavourable expense experience. During Q2'21, the impacts of foreign exchange translation decreased reported net income and underlying net income by $70 million and $75 million, respectively.

First Quarter 2021
Q1'21 reported net income increased by $546 million compared to the prior year, driven by market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS' share-based payment awards and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in Q1'21 that related to our strategy for our workspace and redefining the role of the office. Underlying net income increased by $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During Q1'21, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 93

L. Non-IFRS Financial Measures
i.Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)market-related impacts that differ from our best estimate, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (iii) the impacts of changes in the fair value of investment properties in the reporting period; and (iv) tax-exempt investment income(1);
(b)assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)other adjustments:
i.fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii.acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 26 of our 2022 Annual Consolidated Financial Statements. For additional information about the SLEECS, please refer to Note 13 of our 2022 Annual Consolidated Financial Statements.

(1)The removal of tax-exempt investment income differing from our best estimate has been applied prospectively, effective Q4'22.
94 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.
Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	2022	2021
Reported net income - Common shareholders	3,060	3,934
Market-related impacts
Equity market impacts
Impacts from equity market changes	(294)	278
Basis risk impacts	51	24
Equity market impacts	(243)	302
Interest rate impacts(1)
Impacts of interest rate changes	(296)	74
Impacts of credit spread movements	50	(11)
Impacts of swap spread movements	(2)	8
Interest rate impacts	(248)	71
Impacts of changes in the fair value of investment properties	81	254
Less: Market-related impacts	(410)	627
Less: Assumption changes and management actions	62	74
Other adjustments
Fair value adjustments on MFS' share-based payment awards	106	(186)
Acquisition, integration and restructuring(2)(3)(4)(5)(6)	(338)	(18)
Other(7)(8)(9)(10)(11)(12)(13)	(34)	(96)
Less: Total of other adjustments	(266)	(300)
Underlying net income	3,674	3,533
Reported EPS (diluted) ($)	5.21	6.69
Less: Market-related impacts ($)	(0.70)	1.06
Assumption changes and management actions ($)	0.10	0.12
Fair value adjustments on MFS' share-based payment awards ($)	0.18	(0.32)
Acquisition, integration and restructuring ($)	(0.56)	(0.03)
Other ($)	(0.06)	(0.16)
Impact of convertible securities on diluted EPS ($)	(0.02)	(0.01)
Underlying EPS (diluted) ($)	6.27	6.03

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $64 million in 2022 (2021 - $59 million).
(3)The restructuring charge of $57 million in 2021 related to our strategy for our workspace and redefining the role of the office.
(4)Reflects acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $80 million in 2022 and $153 million in 2021.
(6)Reflects a realized gain of $297 million on the Initial Public Offering of Aditya Birla Sun Life Asset Management Company in Q4'21.
(7)Q3'22 reflects an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the Sun Life UK sale. For more details, see section B - Overview - 4 - Acquisitions and Other in this document.
(8)Includes a charge of $55 million in Q3'22 reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(9)Q2'22 reflects a gain on the sale-leaseback of our Wellesley office in the U.S.
(10)Q3'21 reflects an adjustment for investment income and expense allocations between participating policyholders and shareholders for prior years.
(11)Q2'21 reflects the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million.
(12)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section D - Profitability in this document for more information.
(13)Q4'22 includes the unwinding of an internal reinsurance agreement.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 95

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions, unless otherwise noted)	2022	2021
Reported net income - Common shareholders (after-tax)	3,060	3,934
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(401)	849
Assumption changes and management actions	83	66
Other adjustments(1)	(419)	(320)
Total underlying net income adjustments (pre-tax)	(737)	595
Less: Taxes related to underlying net income adjustments(1)	123	(194)
Underlying net income (after-tax)	3,674	3,533

(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.
ii.Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:
After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section D - Profitability - 2 - Assumption changes and management actions in this document for details on ACMA.

Note 10.A of the Consolidated Financial Statements for the period ended December 31, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

($ millions)	2022	2021
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	57	(273)
Less: Participating policyholders(1)	3	(9)
Less: Other items(2)	(20)	—
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	74	(264)
Less: Tax	19	(93)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	55	(171)
Add: Management actions (after-tax)(3)	7	247
Other (after-tax)(4)	—	(2)
Assumption changes and management actions (after-tax)(5)(6)	62	74

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Other includes a charge reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(3)Adjustment to include the impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities, on an after-tax basis. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was an increase of $9 million in 2022 (2021 - an increase of $331 million).
(4)Adjustments to include the impacts of method and assumption changes on investment contracts and other policy liabilities, on an after-tax basis. The pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in 2022 ( 2021 - a decrease of $2 million).
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section D - Profitability in this document.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.
96 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2022	As at December 31, 2021
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	423	2,383
Debt securities(1)	1,408	1,421
Equity securities(2)	102	861
Sub-total(3)	1,933	4,665
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)(4)	(883)	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(5)	1,050	4,665

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Q4'21 amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Loans related to acquisitions have been included as an adjustment to Cash and other liquid assets, as they reflect funding for the DentaQuest acquisition.
(5)Represents available funds for capital re-deployment.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Earnings on Surplus. This component of the Sources of Earnings ("SOE") represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Expected profit. The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Experience-related items attributable to reported net income and underlying net income. Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, to which we provide investment management, property management or advisory-related services on the basis of which we earn management fees pursuant to management or other fee agreements. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 97

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management
($ millions)	2022	2021
Fee income (per IFRS)	1,412	1,099
Less: Non-fee-related revenue adjustments(1)(2)	435	231
Fee-related revenue	977	868
Total expenses (per IFRS)	1,405	1,271
Less: Non-fee-related expense adjustments(2)(3)	665	600
Fee-related expenses	740	671
Fee-related earnings	237	197
Add: Investment income (loss) and performance fees(4)	24	34
Add: Interest and other(5)	(50)	(35)
Operating income	211	196

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to our seed investments, and as such, we have excluded the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS as follows (amounts have been adjusted for rounding):

($ millions)	2022	2021
Net investment income (loss) (per IFRS)	1	19
Less: Other - Investment income (loss)	(15)	(3)
Add: Investment income (loss) and performance fees - fee income	8	12
Investment income (loss) and performance fees	24	34
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments. The ratio is an indicator of the Company's capital adequacy measured by its proportion of capital qualifying debt in accordance with OSFI guidelines.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Benefits and expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For items as at a point in time, such as Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and Expected profit component of our Sources of Earnings disclosure, period-end rates are used for currency translation purposes.

Impact of new business. The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Other AUM. Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding the impact of fair value adjustments on MFS' share-based payment awards and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.
98 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

Effective January 1, 2022, this measure was renamed to "Pre-tax net operating margin" to improve naming consistency within our Asset Management business. Previously, this measure was referred to as "Pre-tax net operating profit margin ratio for MFS" in our interim and annual MD&A. While labeling changes has modified certain terminology, the composition of the measure has not been affected.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Year-to-date
(US$ millions)	2022	2021
Revenue
Fee income (per IFRS)	3,323	3,779
Less: Commissions	433	509
Less: Other(1)	(53)	(42)
Adjusted revenue	2,943	3,312
Expenses
Expenses (per IFRS)	2,162	2,650
Net investment (income)/loss (per IFRS)	(17)	—
Less: Gross fair value adjustments on share-based payment awards(2)	(38)	216
Less: Commissions	433	509
Less: Other(1)	(53)	(42)
Adjusted expenses	1,803	1,967
Pre-tax net operating margin	39%	41%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)For more information on this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and gross flows. In Canada, insurance sales consist of sales of individual insurance and Sun Life Health products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. In Canada and in Asia, net sales consist of gross wealth sales less redemptions. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.

Sources of Earnings ("SOE"). The SOE is prepared in accordance with the OSFI Guideline D-9, Sources of Earnings Disclosures and is therefore not prescribed under IFRS. The preparation for the document and its components does not have a standard for preparation as it depends on the methodology, estimates, and assumptions used. The components of the SOE are: expected profit, impact of new business, experience gains and losses, management actions and changes in assumptions, and earnings on surplus. On a comparative period-over-period basis, this document refers to the change in expected profit as business growth.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 99

The following table provides a reconciliation to calculate Total weighted premium income for Asia:

($ millions)	2022	2021
Gross premiums	3,563	3,595
Less: Pension premiums	28	31
Adjustment for single premiums	1,268	1,605
Add: Premiums from segregated fund deposits	935	997
Premiums from joint ventures	1,696	1,434
Other adjustments(1)	(14)	(28)
Total weighted premium income (TWPI)	4,884	4,362
(1)Other includes small presentation adjustments.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the capital budgeting process to ensure that we are able to achieve our payout targets after factoring in our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section I - Capital and Liquidity Management in this document.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

iii.Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q4'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	367	110	322	98	54	951
Less: Market-related impacts (pre-tax)(1)	(110)	(79)	—	(87)	3	(273)
ACMA (pre-tax)	47	4	—	16	—	67
Other adjustments (pre-tax)(1)(2)	(1)	(96)	9	17	(17)	(88)
Tax expense (benefit) on above items(2)	107	41	—	—	107	255
Underlying net income (loss)	324	240	313	152	(39)	990
	Q4'21
Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078
Less: Market-related impacts (pre-tax)(1)	71	51	—	29	2	153
ACMA (pre-tax)	2	(23)	—	(2)	—	(23)
Other adjustments (pre-tax)(1)(2)	(3)	(10)	(273)	353	—	67
Tax expense (benefit) on above items(2)	20	(5)	31	(64)	1	(17)
Underlying net income (loss)	266	72	382	130	48	898

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

100 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

	2022
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	1,000	586	1,141	515	(182)	3,060
Less: Market-related impacts (pre-tax)(1)	(300)	2	—	(82)	(21)	(401)
ACMA (pre-tax)	98	(18)	—	(41)	44	83
Other adjustments (pre-tax)(1)(2)	(3)	(172)	(67)	10	(187)	(419)
Tax expense (benefit) on above items(2)	(61)	46	4	1	133	123
Underlying net income (loss)	1,266	728	1,204	627	(151)	3,674
	2021
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	1,558	499	892	1,075	(90)	3,934
Less: Market-related impacts (pre-tax)(1)	669	117	—	67	(4)	849
ACMA (pre-tax)	52	(126)	—	135	5	66
Other adjustments (pre-tax)(1)(2)	(118)	(14)	(470)	352	(70)	(320)
Tax expense (benefit) on above items(2)	(176)	4	16	(65)	27	(194)
Underlying net income (loss)	1,131	518	1,346	586	(48)	3,533

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'22		Q4'21
($ millions)	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	303	19	295	(155)
Less: Other adjustments (pre-tax)(1)(2)	33	(24)	(48)	(225)
Tax expense (benefit) on above items(2)	(5)	5	1	30
Underlying net income (loss)	275	38	342	40

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

	2022		2021
($ millions)	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	1,195	(54)	1,049	(157)
Less: Other adjustments (pre-tax)(1)(2)	123	(190)	(188)	(282)
Tax expense (benefit) on above items(2)	(17)	21	2	14
Underlying net income (loss)	1,089	115	1,235	111

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 101

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'22		Q4'21
(US$ millions)	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	81	223	68	234
Less: Market-related impacts (pre-tax)(1)	(58)	—	42	—
ACMA (pre-tax)	3	—	(19)	—
Other adjustments (pre-tax)(1)(2)	(71)	24	(8)	(39)
Tax expense (benefit) on above items(2)	30	(3)	(3)	1
Underlying net income (loss)	177	202	56	272
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

	2022		2021
(US$ millions)	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	453	919	399	836
Less: Market-related impacts (pre-tax)(1)	4	—	94	—
ACMA (pre-tax)	(13)	—	(101)	—
Other adjustments (pre-tax)(1)(2)	(129)	94	(11)	(150)
Tax expense (benefit) on above items(2)	34	(13)	4	1
Underlying net income (loss)	557	838	413	985

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'22	Q4'21
Reported net income (loss) - Common shareholders(1)	110	6
Less: Market-related impacts (pre-tax)(2)	(5)	8
ACMA (pre-tax)	—	—
Other adjustments (pre-tax)(2)	(1)	(1)
Tax expense (benefit) on above items	1	(1)
Underlying net income (loss) for U.S. Group Benefits	115	—
(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest, acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	2022	2021
Reported net income (loss) - Common shareholders(1)	347	243
Less: Market-related impacts (pre-tax)(2)	(12)	17
ACMA (pre-tax)	(8)	(4)
Other adjustments (pre-tax)(2)	(3)	(4)
Tax expense (benefit) on above items	5	(2)
Underlying net income (loss) for U.S. Group Benefits	365	236
(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest, acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

102 December 31, 2022 Sun Life Financial Inc.      MANAGEMENT'S DISCUSSION & ANALYSIS

M. Accounting and Control Matters
1. Critical Accounting Policies and Estimates
Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 10, 11 and 20 of our 2022 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders
General
The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders' dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions
Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations
The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:
•The statistical credibility of the Company's experience is too low to be the primary source of data for choosing the best estimate assumption.
•Future experience is difficult to estimate.
•The cohort of risks lacks homogeneity.
•Operational risks adversely impact the ability to estimate the best estimate assumption.
•Past experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company's investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the mid-range, with the higher range used where there is greater uncertainty. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that
                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 103

might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates
Significant factors affecting the determination of policyholders' benefits, the methodology by which they are determined, their significance to the Company's financial condition and results of operations are described below.

Non-fixed Income Market Movements
We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Interest Rates
We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates
Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns
For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense
Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

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Asset Default
As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company's experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions
The sensitivities presented below are forward-looking statements. They include measures of our estimated shareholders' net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as at December 31, 2022 and as at December 31, 2021, reflecting the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions and, where appropriate, taking into account hedging programs in place as at December 31, 2022 and December 31, 2021 described in this MD&A under the heading Market Risk. Different starting points best estimate assumptions and business mix will result in different estimated sensitivities. These sensitivities represent the Company's estimate of changes in best estimate assumptions that are reasonably likely based on the Company's and/or the industry's historical experience and industry standards and best practices as at December 31, 2022 and December 31, 2021.

The best estimate assumption sensitivities shown below reflect the IFRS 4 accounting standards. Adoption of IFRS 17 may result in changes to the magnitude or direction of the reported net income sensitivities. The sensitivities to insurance risk assumptions will include an impact on CSM, where applicable, in addition to net income.

The following table sets out the estimated immediate impact on, or sensitivity of, our common shareholders' net income attributable to certain changes in best estimate assumptions as at December 31, 2022 and December 31, 2021:

Critical Accounting Estimate	Sensitivity	2022	2021
($ millions, after-tax)
Mortality	2% increase in the best estimate assumption for insurance products	(75)	(25)
	2% decrease in the best estimate assumption for annuity products	(120)	(150)
Morbidity	5% adverse change in the best estimate assumption	(265)	(255)
Policy Termination Rates	10% decrease in the termination rate - where fewer terminations would be financially adverse	(270)	(270)
	10% increase in the termination rate - where more terminations would be financially adverse	(235)	(225)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(175)	(165)

Fair Value of Assets and Liabilities
Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 105

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower's credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

The fair value of other financial liabilities is determined by using the discounted cash flow methodology at the incremental borrowing rate or the effective interest rate. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization ("EBITDA") for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs.
Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.
The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections. The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2022 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

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Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 of our 2022 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 of our 2022 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $nil and $123 million for the year ended December 31, 2022, respectively, (December 31, 2021 - $nil and $140 million, respectively). The total amount of the net realized/unrealized gains (losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a loss of $18 million as at December 31, 2022 (December 31, 2021 - gain of $1 million).

Additional information on the fair value measurement of investments can be found in Note 5 of our 2022 Annual Consolidated Financial Statements.

Impairment
Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 10 of our 2022 Annual Consolidated Financial Statements.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit ("CGU") falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU's or a group of CGU's carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

Impairment charges on goodwill of $170 million were recognized in 2022. We had a carrying value of $8,705 million in goodwill as at December 31, 2022. Additional information on goodwill can be found in Note 9 of our 2022 Annual Consolidated Financial Statements.

Intangible Assets
Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges on intangible assets of $18 million were recognized in 2022 (2021 - $9 million).

As at December 31, 2022, our finite life intangible assets had a carrying value of $3.6 billion, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, Bentall Kennedy, DentaQuest and the U.S. employee benefits business acquisitions, the ACB bancassurance partnership, and Crescent, as well as software costs. Our indefinite life intangible assets had a carrying value of $1.1 billion as at December 31, 2022. The value of the indefinite life intangible assets reflected fund management contracts of MFS, BGO, InfraRed and Crescent.

                     MANAGEMENT'S DISCUSSION & ANALYSIS Sun Life Financial Inc. December 31, 2022 107

Income Taxes
Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management's interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As at December 31, 2022, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,652 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

The Organisation for Economic Co-operation and Development’s (OECD’s) base erosion and profit shifting (BEPS) project has prompted governments around the world, including Canada, to consider wide-ranging tax reforms to address BEPS and transparency issues. The proposals include introducing a global minimum tax rate of 15% to ensure that large multinational enterprises pay a minimum level of tax on the income arising in each jurisdiction where they operate. The rules are expected to become effective in 2023; however, at this time, none of the jurisdictions where Sun Life has significant operations has enacted or substantively enacted tax legislation implementing these global minimum taxes. These changes to the global tax landscape could materially impact our tax expense. We are actively monitoring future developments on these proposals and their impact on Sun Life.

Pension Plans and Other Post-Retirement Benefits
The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2022, there are no active members in the UK and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2022 Annual Consolidated Financial Statements.

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2. Changes in Accounting Policies
We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2022 Annual Consolidated Financial Statements.

2.A New and Amended International Financial Reporting Standards Adopted in 2022
We adopted the following amendments on January 1, 2022:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. These amendments apply prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

Interest Rate Benchmark Reform - Phase 2 Amendments
In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7 Financial Instruments: Disclosures ("IFRS 7"), IFRS 4 and IFRS 16 Leases ("IFRS 16"). These amendments address issues that arise from the implementation of the reforms, including the replacement of a benchmark with an alternative one. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

Effective December 31, 2021, the publication of London Inter-Bank Offered Rate ("LIBOR") settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as for the one-week and two-month USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided or lose their representativeness immediately after June 30, 2023.

On May 16, 2022, Refinitiv Benchmark Services (UK) Limited ("RBSL"), the administrator of the Canadian Dollar Offered Rate ("CDOR"), announced that it will permanently cease the publication and calculation of all tenors of CDOR after June 28, 2024. Concurrently, Office of the Superintendent of Financial Institutions ("OSFI") published their expectation that Federally Regulated Financial Institutions ("FRFI’s") transition all new derivatives and securities to an alternative benchmark rate by June 30, 2023, with no new CDOR exposure after that date, with limited exceptions for risk management requirements. OSFI also expects loans referencing CDOR to transition by June 28, 2024. FRFI’s are also expected to prioritize system and model updates to accommodate the use of the Canadian Overnight Repo Rate Average prior to June 28, 2024.

We have created an Interbank Offered Rate ("IBOR") Transition Program (the "Program") to manage the transition from IBOR benchmarks (such as LIBOR and CDOR) to Alternative Reference Rates ("ARRs"). The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies into the transition plan, such as reviewing all existing and new LIBOR contracts for appropriate fallback language. The Program addresses the risk and uncertainty relating to the transition to ARRs, the use of fallback language, and other factors relating to reform that could otherwise adversely affect our operations and cash flows and the value of and return on our investments that are LIBOR or IBOR-based. Our affiliated entities with IBOR exposure related to derivatives have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol facilitating the transition of legacy derivative contracts to ARRs, and all of our GBP LIBOR exposure has been transitioned to Sterling Overnight Index Average.

As at December 31, 2022, our exposure to USD LIBOR consists of non-derivative financial assets of $2,750 million (December 31, 2021 — $3,849 million), non-derivative financial liabilities of $77 million (December 31, 2021 — $70 million), and derivative notional of $1,683 million (December 31, 2021 — $9,417 million) that have not yet transitioned to an ARR, excluding financial instruments maturing by June 30, 2023. Our exposure to CDOR consists of non-derivative assets of $396 million (June 30, 2022 — $387 million), non-derivative financial liabilities of $5,892 million (June 30, 2022 — $6,286 million), and derivative notional of $11,725 million (June 30, 2022 — $10,748 million) that have not yet transitioned to an ARR, excluding financial instruments maturing by June 28, 2024.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2023
The following new and amended IFRS were issued by the IASB. We expect to adopt these in 2023:

IFRS 17 and IFRS 9
In May 2017, the IASB issued IFRS 17 Insurance Contracts ("IFRS 17"). This standard is to be applied using a retrospective approach, with at least one year of comparative results provided. If retrospective application to a group of insurance contracts is impracticable, a modified retrospective or fair
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value approach may be used. We have elected to use a fair value approach in instances where retrospective application is impracticable. IFRS 17 replaces IFRS 4 and impacts how we recognize, measure, present, and disclose our insurance contracts in our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9 which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets and hedge accounting, and does not require restatement of comparative periods.

In June 2020, an amendment was issued to defer the effective date of IFRS 17 to annual periods beginning on or after January 1, 2023. Eligible insurers were also permitted the option of deferring the adoption of IFRS 9 to coincide with the adoption of IFRS 17. We have elected to apply this deferral option, and the effective date of both IFRS 17 and IFRS 9 will be January 1, 2023.

In December 2021, the IASB issued an amendment to IFRS 17 to allow for a transition option that permits insurers to present comparative information on financial assets as if IFRS 9 were applicable during the comparative period ("classification overlay"). We have elected to apply the classification overlay to our financial assets and their comparative period results as if IFRS 9 had been effective since January 1, 2022.

IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. The key principles of IFRS 17 are as follows:
•Insurance contracts are those under which an entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.
•Insurance contracts issued and reinsurance contracts held are divided into groups that will be separately recognized and measured.
•Groups of insurance contracts are recognized and measured as the total of the following measurement components: a) the present value of future cash flows; b) a risk adjustment for non-financial risk; and c) the contractual service margin ("CSM"), an amount that represents the unearned profit of the group of contracts. These measurement components apply to groups of insurance contracts measured using the general measurement approach ("GMA") and the variable fee approach ("VFA"). The VFA applies to insurance contracts issued with direct participation features, which are substantially investment-related service contracts under which the policyholder is promised an investment return based on underlying items, such as segregated funds and certain participating insurance contracts. For short duration contracts, such as most of our group life and health business, a simplified measurement approach (the premium allocation approach or "PAA") is applied. Under the PAA, insurance contracts are measured based on unearned profits and do not include a CSM.
•The profit from a group of insurance contracts is recognized into income over the period that insurance contract services are provided and as our risks related to servicing the contracts diminish over time.
•Insurance revenue, insurance services expenses and insurance finance income or expenses are presented separately.
•Disclosures are intended to enhance transparency and comparability of results.

The measurement of insurance contracts under IFRS 17 differs from the Canadian Asset Liability Method currently applied under IFRS 4. The most significant differences by measurement component are as follows:

Present value of future cash flows:
•The discount rates used to present value future cash flows under IFRS 17 are based on the characteristics of the insurance contracts. Under IFRS 4, discount rates are based on the portfolio of assets supporting the insurance contract liabilities.
•Estimates under IFRS 17 include the prevailing market view of the cost of financial guarantees, which requires a valuation consistent with market option prices. Under IFRS 4, the cost of financial guarantees is based on the amount required to fulfill the obligation.
•Expense cash flows under IFRS 17 are limited to those directly attributable to fulfillment of the obligations under insurance contracts.
•Future income taxes are excluded from future cash flows under IFRS 17.

Risk adjustment:
•Measures the compensation required for uncertainty related to non-financial risk, such as mortality, morbidity, surrender and expenses under IFRS 17.
•Provisions for uncertainty related to financial risk are included in the present value of future cash flows under IFRS 17.
•No amount is provided for asset-liability mismatch risk under IFRS 17.
•Under IFRS 4, amounts provided for the risks listed above are reflected in a provision for adverse deviations included in insurance contract liabilities.

Contractual service margin:
•This is a new component of liabilities and necessitates the "grouping" of insurance contracts, which is not required under IFRS 4.
•The CSM represents unearned profits, which is discussed in more detail below.

The measurement approach under IFRS 17 and IFRS 4 is similar for insurance contracts measured using the PAA, such as our group life and health contracts. Differences arise mainly in the measurement of the Liability for Incurred Claims, where the discount rate and risk adjustment changes noted above apply.

We have highlighted in the following section certain impacts on our financial performance as a result of the differences between IFRS 17 and IFRS 4 described above:
•New business gains (unearned profits) are measured differently under IFRS 17, reflecting measurement differences on insurance contracts as discussed above. In addition, new business gains under IFRS 17 are deferred and recorded in the CSM and amortized into income as insurance contract services are provided. Losses on new business are also measured differently, but continue to be recognized in income immediately. Under IFRS 4, new business gains and losses are both recognized in income immediately.
•Discount rates used in calculating the present value of insurance contract liabilities are based on the characteristics of the insurance contracts rather than the assets supporting the liabilities. Amongst other differences, this results in changes in the timing of when investment-related income emerges.
•Under IFRS 17, changes related to financial risk (e.g. changes in the discount rate) continue to be recognized in income immediately, except for insurance contracts measured using the VFA, where the changes are recorded through the CSM. Assumption changes for non-
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financial risk, such as mortality, are reflected in the CSM and amortized into income as insurance contract services are provided. Under IFRS 4, assumption changes for both financial and non-financial risk variables are recognized in income immediately.

IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. The classification of financial assets is based on the cash flow characteristics and the business model within which an asset is managed, and determines how the financial asset is measured. The classification and measurement of financial liabilities remain generally unchanged from IAS 39. IFRS 9 also introduces an impairment model for financial assets not measured at FVTPL. The model requires the recognition of an allowance for 12-month expected losses at the initial recognition of a financial asset, and the recognition of an allowance for lifetime expected losses if certain criteria are met. In addition, IFRS 9 introduces a new model for hedge accounting to better align with risk management activities.

Under IFRS 17, we are electing to recognize all insurance finance income or expense in income rather than other comprehensive income. Consequently, to avoid an accounting mismatch, we are electing under IFRS 9 to classify most of our fixed income assets supporting insurance contracts as FVTPL.

The adoption of IFRS 17 and IFRS 9 is expected to have a significant impact on our Consolidated Financial Statements, and estimates of the financial impacts are subject to change as we continue to finalize the implications of adopting both standards. The establishment of the CSM and other measurement changes upon transition at January 1, 2022, including the impacts of reflecting IFRS 9 as at the same date, would reduce total equity.

For more information, refer to Note 2 in our 2022 Consolidated Financial Statements for the period ended December 31, 2022.

Other New and Amended Standards
In May 2021, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendment to IAS 12 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 Making Materiality Judgments (“IFRS Practice Statement 2”). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2024 or Later
We are currently assessing the impact that these amendments will have on our Consolidated Financial Statements:

In September 2022, the IASB issued amendments to IFRS 16 Leases ("IFRS 16") to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments to IFRS 16 will be effective for annual reporting periods beginning on or after January 1, 2024. The amendments apply retrospectively, with early application permitted.

3. Disclosure Controls and Procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and CEO, Executive Vice-President and Chief Financial Officer ("CFO"), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as at December 31, 2022, was carried out under the supervision of and with the participation of the Company's management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2022.

Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2022, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway
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Commission.Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2022. Management excluded from its assessment the internal control over financial reporting for DentaQuest, acquired on June 1, 2022, whose total assets, net assets, revenues and net income constitute approximately 1%, 9%, 9% and 2%, respectively, of our Annual Consolidated Financial Statement amounts as of and for the year ended December 31, 2022.

Our internal control over financial reporting, as of December 31, 2022, has been audited by the Company's external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2022. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting for the period which began on January 1, 2022 and ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As described above, we excluded an assessment of the internal control over financial reporting of DentaQuest, acquired on June 1, 2022, from the assessment of our internal control over financial reporting as at December 31, 2022. We continue to integrate DentaQuest into our existing internal control over financial reporting, which may require modifications and additions as a result of this integration in future periods.

We will require modifications and additions to our existing internal control over financial reporting as a result of the adoption of IFRS 17 and IFRS 9, effective for periods beginning on or after January 1, 2023. The necessary technology and modifications implemented to our actuarial and accounting processes to comply with requirements under IFRS 17 and IFRS 9 significantly impact our internal controls over financial reporting.

For transition opening balances as at January 1, 2022 and for the year ended December 31, 2022, we have reviewed the governance framework and controls over the following implementation-related activities:
•Process of adopting new accounting policies and its impact on stakeholders;
•Reconciliation between the January 1, 2022 opening balances prior to and after the adoption of IFRS 17 and IFRS 9;
•Parallel-reporting processes for the 2022 reporting periods on an IFRS 17 and IFRS 9 basis; and
•The implementation of new systems and automated processes.

Going forward into 2023, we expect to modify and add to our internal controls over financial reporting as follows:
•Modify our risk assessment to fully address the impact of IFRS 17 and IFRS 9 requirements and their associated risks; and
•Implement controls over new or modified processes that address risks associated with the implementation of IFRS 17 and IFRS 9, including those related to the use of new technology.

N. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements and the AIF, in each case for the year ended December 31, 2022.

O. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to our intention to divest Sun Life UK; (iii) relating to the distribution of our products under our bancassurance partnership in Hong Kong with Dah Sing Bank; (iv) relating to the expected impacts of the adoption of IFRS 17 and IFRS 9; (v) relating to our growth initiatives and other business objectives; (vi) relating to our targets and commitments (including with respect to our sustainability plan and net zero emissions); (vii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (viii) relating to our expected tax range for future years; (ix) set out in this document under the heading J - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (x) that are predictive in nature or that depend upon or refer to future events or conditions; and (xi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements. In addition, as Sun Life works to advance its climate goals, external factors outside of Sun Life’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, technological advancements, the evolution of consumer behaviour, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations. Other factors that may cause actual results and shareholder value to differ materially from those expressed in the forward-looking statements include the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings D - Profitability - 5 - Income taxes, F - Financial Strength and J - Risk Management and in SLF Inc.’s 2022 AIF under the heading Risk Factors,
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and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Medium-Term Financial Objectives
The Company's medium-term financial objectives set out in B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8-10% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes; and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.'s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this MD&A.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.

Risk Factors
Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to divest Sun Life UK that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) the failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction and the dedication of our resources to completing the transaction. Each of these risks could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
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